04012343

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tesco plc

*CURRENT ADDRESS Tesco House

Delamare Road

Cheshunt Herts EN8 9SL

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

FILE NO. 82- 3277 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: [illegible]

DAT : 1/22/04

REG-Tesco PLC

97 words
30 December 2002
15:49
Regulatory News Service
English

RNS Number:6582F Tesco PLC 30 December 2002

TESCO PLC

DIRECTORS SHAREHOLDINGS

The Company was informed today that on 23 December 2002 the following Directors purchased Ordinary shares of 5p each in the Company at a price of 189.75p per share. This was as a result of re-investments in PEPs.

Director	No. of shares
R S Ager	373
D E Reid	74

Enquiries:

J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel: 01992 632 222

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSTMBATMMIJBAT.

Document rns0000020021231dycu004y8

REG-Tesco PLC

88 words

30 December 2002

14:40

Regulatory News Service

English

(c) 2002

RNS Number:6481F Tesco PLC 30 December 2002

Offer Document by Tesco PLC for T&S Stores Plc.

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at 25, The North Colonnade, Canary Wharf, London. E14 5HF. Telephone no. (0) 20 7676 1000.

This information is provided by RNS
The company news service from the London Stock Exchange

END

DOCUROSRUBRUOAA.

Document rns0000020021231dycu004nv

REG-Tesco PLC

140 words

23 December 2002

16:41

Regulatory News Service

English

(c) 2002

RNS Number:5392F Tesco PLC 23 December 2002

Pricing Supplement

Issuer:	Tesco plc
Series Number:	29
Description:	£50,000,000
Currency/ Principal Amount:	GBP
Issue Price:	102.900 per cent
Specified Denomination	£1,000, £10,000 and £100,000
Issue Date:	13 December 2002
Maturity Date:	5 November 2025
ISIN:	XS0137945373

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

This information is provided by RNS
The company news service from the London Stock Exchange

END

DOCQXLFLLLBXFBD.

Document rns0000020021224dycn000e6

REG-Tesco PLC

140 words

23 December 2002

16:36

Regulatory News Service

English

(c) 2002

RNS Number:5384F Tesco PLC 23 December 2002

Pricing Supplement

Issuer:	Tesco plc
Series Number:	34
Description:	£350,000,000
Currency/ Principal Amount:	GBP
Issue Price:	99.073 per cent
Specified Denomination	£1,000, £10,000 and £100,000
Issue Date:	13 December 2002
Maturity Date:	13 December 2019
ISIN:	XS0159013068

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

This information is provided by RNS
The company news service from the London Stock Exchange

END

DOCQXLFLLLBXFBL.

Document rns0000020021224dycn000e2

REG-Tesco PLC

140 words

23 December 2002

16:26

Regulatory News Service

English

RNS Number:5370F Tesco PLC 23 December 2002

Pricing Supplement

Issuer:	Tesco plc
Series Number:	35
Description:	£200,000,000
Currency/ Principal Amount:	GBP
Issue Price:	98.529 per cent
Specified Denomination	£1,000, £10,000 and £100,000
Issue Date:	13 December 2002
Maturity Date:	13 January 2033
ISIN:	XS0159013142

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

This information is provided by RNS
The company news service from the London Stock Exchange

END

DOCQXLFLLLBLFBX.

REG-Tesco PLC

140 words

23 December 2002

16:20

Regulatory News Service

English

(c) 2002

.

RNS Number:5360F Tesco PLC 23 December 2002

Pricing Supplement

Issuer:	Tesco plc
Series Number:	33
Description:	E750,000,000
Currency/ Principal Amount:	Euro
Issue Price:	99.588 per cent
Specified Denomination	E1,000, E10,000 and E100,000
Issue Date:	13 December 2002
Maturity Date:	13 April, 2010
ISIN:	XS0159012847

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

This information is provided by RNS
The company news service from the London Stock Exchange

END

DOCQXLFLLLBFFBD.

Document rns0000020021224dycn000cx

REG-Tesco PLC

154 words

18 December 2002

12:11

Regulatory News Service

English

(c) 2002

RNS Number:2927F Tesco PLC 18 December 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 18th December 2002, 82,478 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 82,478 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END RDSTPBTTMMMBBLT.

Document rns0000020021218dyci005vd

REG-Tesco PLC

137 words
17 December 2002
09:13
Regulatory News Service
English

RNS Number:2075F Tesco PLC 17 December 2002

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

Tesco PLC was notified on 16 December 2002 that on Friday 13th December 2002, the Trustees of the Tesco Employee Share Ownership Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 194.50p per share on behalf of the Directors below:

Director	Number of Shares	
R S Ager	56	
P A Clarke	56	
J Gildersleeve	56	
A Higginson	56	
T P Leahy	56	
T J R Mason	112	(includes 56 shares in the name of Mrs Fiona Mason)
D T Potts	56	
D E Reid	56	

Enquiries:

J A Bailey

Deputy Secretary

Tesco PLC

Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSTRBLTMMMBMPT.

Document rns0000020021217dych003ku

REG-Tesco PLC

154 words
11 December 2002
16:42
Regulatory News Service
English
(c) 2002

RNS Number:9855E Tesco PLC 11 December 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 11th December 2002, 4,431 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 4,431 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSTBBFTMMJBBLT.

Document rns0000020021220dycb00ckl

REG-Tesco PLC

136 words
6 December 2002
15:18
Regulatory News Service
English
(c) 2002

04 JAN 20 AM 7:21

RNS Number:7915E Tesco PLC 06 December 2002

Tesco PLC ("the Company")

DIRECTORS' SHAREHOLDINGS

The Company was informed today that on 29 November 2002 the Directors below became entitled to scrip dividend Ordinary shares of 5p each in the Company, at a price of 203.2p per share, under the Scrip Dividend Scheme:

Director	No of Shares
R S Ager	13,428
P A Clarke	5,714
J Gardiner	85
J Gildersleeve	12,540
A T Higginson	6,290
T P Leahy	17,664
T J R Mason	10,286
G F Pimlott	261
D T Potts	7,053
D E Reid	23,200

Enquiries:

J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END RDSTFBATMMBMBAT.

Document rns0000020021207dyc60001v

REG-Tesco PLC

90 words
6 December 2002
15:17
Regulatory News Service
English
(c) 2002

RNS Number:7910E Tesco PLC 06 December 2002

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was informed today that on 29 November 2002 the following Director below became entitled to a dividend re-investment of Ordinary shares of 5p each in the Company ISA, at a price of 202p per share.

Director	No of Shares
R S Ager	149

Enquiries:

J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSTFBATMMBMBIT.

Document rns0000020021207dyc60001s

REG-Tesco PLC

154 words
4 December 2002
11:47
Regulatory News Service
English
(c) 2002

RNS Number:6536E Tesco PLC 04 December 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 4th December 2002, 12,149 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 12,149 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSTIBBTMMIMBAT.

Document rns0000020021204dyc40054y

REG-Tesco PLC

125 words

4 December 2002

07:11

Regulatory News Service

English

RNS Number:6298E Tesco PLC 04 December 2002

4th December 2002

TESCO ANALYST TRIP TO
CENTRAL EUROPE

Tesco PLC announces that an Investor Relations trip to Central Europe will commence today Wednesday 4th December 2002. On this trip a number of shareholders and research analysts will have the opportunity to visit Tesco and competitor stores in the region.

The company will not be giving out any material new information and the slides will be available on www.tesco.com .

- ends -

Enquiries:-

Steve Butler - Tesco Investor Relations	Tel:- 01992 644 800
Tesco Press Office	Tel:- 01992 646 869
Angus Maitland - Maitland Consultancy	Tel:- 0207 379 5151

This information is provided by RNS
The company news service from the London Stock Exchange

END

MSCILFSDFALVIIF.

Document rns0000020021204dyc40020p

REG-Tesco PLC Director Shareholding.

156 words
27 November 2002
10:34
Regulatory News Service
English
(c) 2002

RNS Number:3394E Tesco PLC 27 November 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 27th November 2002, 19,195 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 19,195 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSBRBMTMMJTBBT.

Document rns0000020021127dybr005pm

REG-Tesco PLC Trading Statement.

229 words

26 November 2002

07:09

Regulatory News Service

English

RNS Number:2584E Tesco PLC 26 November 2002

TESCO PLC

QUARTER 3 TRADING STATEMENT

GROUP SALES GROW BY 10.5%

STRONG GROUP SALES GROWTH

Group sales for the fourteen weeks ending 16th November increased by 10.5%. This growth was driven by all four parts of our strategy: a continued strong core UK performance, increasing non-food sales, strong performance across our international business and the success of retailing services.

This year we will create in excess of 25,000 jobs world-wide taking the total number of people employed to over 285,000.

UK CONTINUES TO OUTPERFORM

Total UK sales for the fourteen weeks ending 16th November were up 7.3%. Like for like sales were 3.8% in line with our plan. Sales were driven by volumes of 4.2% on top of strong volume growth last year. We

have continued to see deflation reflecting our determination to deliver the best value for our customers.

STRONG INTERNATIONAL PERFORMANCE

International sales were up 29% in the third quarter, in line with our plans. All countries have contributed to this growth.

- ends -

Enquiries:-

Steve Butler Tesco Investor Relations Tel:- 01992 644 800

Tesco Press Office Tel:- 01992 646 869

Angus Maitland Maitland Consultancy Tel:- 0207 379 5151

END

TSTBIBDBUGDGGDU.

Document rns0000020021126dybq000bd

REG-Tesco PLC Additional Listing etc.

143 words

25 November 2002

16:20

Regulatory News Service

English

(c) 2002

.

RNS Number:2468E Tesco PLC 25 November 2002

Tesco PLC ("the Company")

Additional listing and Scrip Dividend Circular.

Application has been made to the FSA UK Listing Authority, the London Stock Exchange and the Irish Stock Exchange for the listing of 6,885,797 Ordinary Shares of 5p each, ranking pari passu with the existing Ordinary Shares, to the Official List.

These shares have been issued pursuant to the Company's Scrip Dividend Scheme.

Copies of the above document have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

END LISBKPKDABDDODB.

Document rns0000020021125dybp00eu9

REG-Tesco PLC Director Shareholding.

156 words
20 November 2002
16:38
Regulatory News Service
English
(c) 2002

RNS Number:0743E Tesco PLC 20 November 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 20th November 2002, 59,144 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 59,144 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END RDSBMBFTMMJTBFT.

Document rns0000020021120dybk00go5

REG-Tesco PLC Director Shareholding.

137 words

18 November 2002

15:49

Regulatory News Service

English

RNS Number:9477D Tesco PLC 18 November 2002

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

Tesco PLC has today been notified that on Friday 15th November 2002, the Trustees of the Tesco Employee Share Ownership Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 198.50p per share on behalf of the Directors below:

Director	Number of Shares	
R S Ager	56	
P A Clarke	56	
J Gildersleeve	56	
A Higginson	56	
T P Leahy	56	
T J R Mason	112	(includes 56 shares in the name of Mrs Fiona Mason)
D T Potts	56	
D E Reid	56	

Enquiries:

J A Bailey

Deputy Secretary

Tesco PLC

Tel: 01992 632222

END

RDSBPBATMMIBBFT.

Document rns0000020021118dybi00ffn

REG-Tesco PLC Director Shareholding.

156 words
13 November 2002
15:29
Regulatory News Service
English

RNS Number:7546D Tesco PLC 13 November 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 13th November 2002, 10,929 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 10,929 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSBJBATMMTBBRT.

Document rns0000020021113dybd00ffp

REG-Tesco PLC Director Shareholding.

160 words
12 November 2002
16:03
Regulatory News Service
English

RNS Number:6956D Tesco PLC 12 November 2002

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was informed on 11 November 2002 that the Directors below were granted options on 8 November 2002, at a price of 159p per share, under the Company's Savings-Related Share Option Scheme. The shares are exerciseable from 1 February 2008 until 1 August 2008, with the exception of Mr Gildersleeve, whose options are exerciseable from 1 February 2006 until 1 August 2006.

Director	No of Shares
P A Clarke	2,066
J Gildersleeve	1,188
A Higginson	2,066

T P Leahy	2,066	
T J R Mason	4,132	(includes 2,066 shares in the name of Mrs Fiona Mason)
D T Potts	2,066	
D E Reid	2,066	

Enquiries:

J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel: 01992 632222

END

RDSBTBFTMMMBBMT.

Document rns0000020021112dybc00hab

REG-Tesco PLC Director Shareholding.

156 words

6 November 2002

11:37

Regulatory News Service

English

RNS Number:4259D Tesco PLC 06 November 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 6th November 2002, 12,390 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 12,390 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSBFBBTMMJMBIT.

Document rns0000020021106dyb6008c4

REG-Tesco PLC Director Shareholding.

156 words
30 October 2002
14:06
Regulatory News Service
English
(c) 2002

RNS Number:1379D Tesco PLC 30 October 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 30th October 2002, 14,975 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 14,975 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END RDSMMBITMMMJBIT.

Document rns0000020021030dyau00ct8

REG-Tesco PLC Director Shareholding.

156 words
23 October 2002
13:59
Regulatory News Service
English

RNS Number:8611C Tesco PLC 23 October 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 23rd October 2002, 65,938 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 65,938 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSMJBJTMMATBRT.

Document rns0000020021023dyan00asx

REG-Tesco PLC Director Shareholding.

137 words

21 October 2002

15:52

Regulatory News Service

English

RNS Number:7556C Tesco PLC 21 October 2002

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

Tesco PLC has today been notified that on Friday 18th October 2002, the Trustees of the Tesco Employee Share Ownership Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 202.25p per share on behalf of the Directors below:

Director	Number of Shares	
R S Ager	54	
P A Clarke	54	
J Gildersleeve	54	
A Higginson	54	
T P Leahy	54	
T J R Mason	108	(includes 53 shares in the name of Mrs Fiona Mason)
D T Potts	54	
D E Reid	54	

Enquiries:

J A Bailey

Deputy Secretary

Tesco PLC

Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSMBBATMMITBLT.

Document rns0000020021021dyal00eih

REG-Tesco PLC Director Shareholding.

153 words
16 October 2002
11:11
Regulatory News Service
English

Tesco PLC 16 October 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 16th October 2002, 27,834 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, Sir Terence Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 27,834 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC

Tel:- (01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

'RDSMFBBTMMMBBLT.

Document rns0000020021016dyag006bu

REG-Tesco PLC Director Shareholding.

153 words

9 October 2002

14:14

Regulatory News Service

English

(c) 2002

Tesco PLC 09 October 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 9th October 2002, 10,611 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 10,611 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC

Tel:- (01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

'RDSMLBITMMBMBTT.

Document rns0000020021009dya900bkp

REG-Tesco PLC Holding(s) in Company.

146 words

4 October 2002

17:22

Regulatory News Service

English

Tesco PLC 04 October 2002

Tesco PLC (the "Company")

DISCLOSURE OF INTEREST IN SHARES

The Company has been informed by letter dated 25th September 2002 that as at the close of business on 23rd September 2002, Lehman Brothers International (Europe) had an interest in 290,817,079 Ordinary shares of 5p each of the Company. This represents 4.20% of the share capital of the Company.

The Company has also been informed by a further letter dated 4th October 2002 that as at close of business on 2nd October the interest of Lehman Brothers International (Europe) in the ordinary shares of 5p each of the Company, has fallen below 3%.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'HOLMIBRTMMBMBLT.

REG-Tesco PLC Holding(s) in Company.

138 words
3 October 2002
17:01
Regulatory News Service
English

Tesco PLC 03 October 2002

Tesco PLC ("the Company")

DISCLOSURE OF INTEREST IN SHARES

The Company has been informed by a letter dated 30 September 2002 that as at the close of business on 27 September 2002, the interests of Cater Allen International Limited in the ordinary shares of 5p each in the Company increased to above 3%.

The Company has also been informed by the same letter dated 30 September 2002 that as at the close of business on 30 September 2002 Cater Allen International Limited no longer have a notifiable interest in the ordinary shares of 5p each of the Company.

Enquiries JA Bailey Esq

Deputy Secretary

Tesco PLC

Tel: 01992 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'HOLMJBFTMMAMBRT.

Document rns0000020021003dya300itt

REG-Tesco PLC Director Shareholding.

96 words

2 October 2002

17:04

Regulatory News Service

English

(c) 2002

Tesco PLC 02 October 2002

TESCO PLC

DIRECTORS SHAREHOLDINGS

The Company was informed today that on 30 September 2002 the following Directors purchased Ordinary shares of 5p each in the Company at a price of 203.25p per

share. This was as a result of re-investments in PEPs.

Director	No. of shares
R S Ager	39
D E Reid	8

Enquiries:

J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel: 01992 632 222

END

'RDSMTBRTMMMMBTT.

Document rns0000020021002dya2008sr

REG-Tesco PLC Director Shareholding.

153 words
2 October 2002
13:32
Regulatory News Service
English
(c) 2002

Tesco PLC 02 October 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 1st October 2002, 22,176 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 22,176 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC

Tel:- (01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

'RDSMTBJTMMTMBLT.

Document rns0000020021002dya2007px

REG-Tesco PLC Doc re. Pricing Supplements.

112 words
27 September 2002
11:24
Regulatory News Service
English
(c) 2002

04 JAN 20 AM 7:21

Tesco PLC 27 September 2002

Doc Re HKD 80,000,000 3.32 per cent. Notes due 2005 - ISIN: XSO155234924

Copies of the above documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business

hours of this notice being given).

This information is provided by RNS

The company news service from the London Stock Exchange

END

'DOCBBGDCBBDGGDR.

Document rns0000020020927dy9r0086i

REG-Tesco PLC Doc re. Pricing Supplements.

113 words

27 September 2002

10:25

Regulatory News Service

English

(c) 2002

Tesco PLC 27 September 2002

Doc Re JPY 2,500.000.000 Fixed Rate Notes due 26 September 2005 - ISIN: XSO154991177

Copies of the above documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business

hours of this notice being given).

This information is provided by RNS

The company news service from the London Stock Exchange

END

'DOCBGGDCUBDGGDR.

Document rns0000020020927dy9r0060q

REG-Tesco PLC Director Shareholding.

153 words
24 September 2002
13:02
Regulatory News Service
English
(c) 2002

Tesco PLC 24 September 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 23rd September 2002, 18,019 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 18,019 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

'RDSLIMJTMMMTBMT.

Document rns0000020020924dy9o00ahy

REG-Tesco PLC Director Shareholding.

134 words

23 September 2002

17:45

Regulatory News Service

English

Tesco PLC 23 September 2002

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

Tesco PLC has today been notified that, on Friday 20th September 2002, the Trustees of the Tesco Employee Share Ownership Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 209.25p per share on behalf of the

Directors below :

Director	Number of Shares

R S Ager	53	
P A Clarke	53	
J Gildersleeve	53	
A Higginson	53	
T P Leahy	53	
T J R Mason the	106	(includes 53 shares in name of Mrs Fiona Mason)
D T Potts	53	
D E Reid	53	

Enquiries:

J A Bailey

Deputy Secretary

Tesco PLC

Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

'RDSLJMRTMMITBBT.

Document rns0000020020923dy9n00itv

REG-Tesco PLC Purchase of Own Securities.

82 words
23 September 2002
17:10
Regulatory News Service
English
(c) 2002

Tesco PLC 23 September 2002

Tesco PLC ("the Company")

Tesco PLC announces that on 23 September 2002, the Tesco Employees Share Scheme Trustees Limited purchased 2,000,000 Ordinary Shares of 5 pence each in the Company at an average price of 206.38p.

Enquiries:

J W McDowall Esq

Assistant Company Secretary Tesco PLC Tel:-(01992) 644017

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

'POSDXLFLLKBBBBD.

Document rns0000020020923dy9n00hlg

REG-Tesco PLC Purchase of Own Securities.

81 words
23 September 2002
09:09
Regulatory News Service
English
(c) 2002

Tesco PLC 23 September 2002

Tesco PLC ("the Company")

Tesco PLC announces that on 20 September 2002, the Tesco Employees Share Scheme Trustees Limited purchased 500,000 Ordinary Shares of 5 pence each in the Company at an average price of 207.25p.

Enquiries:

J W McDowall Esq

Assistant Company Secretary Tesco PLC Tel:-(01992) 644017

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

'POSKXLBLLKBBBBD.

Document rns0000020020923dy9n0025t

REG-Tesco PLC Hldg by employee share scheme.

83 words

19 September 2002

16:51

Regulatory News Service

English

Tesco PLC 19 September 2002

Tesco PLC ("the Company")

Tesco PLC announces that on 19 September 2002, the Tesco Employees Share Scheme Trustees Limited purchased 2,500,000 Ordinary Shares of 5 pence each in the Company at an average price of 206.91p.

Enquiries:

J W McDowall Esq

Assistant Company Secretary Tesco PLC Tel:-(01992) 644017

END

This information is provided by RNS
The company news service from the London Stock Exchange

END 'HOLGUUBCBUPPGQB.

Document rns0000020020919dy9j00hfw

REG-Tesco PLC Director Shareholding.

153 words
18 September 2002
11:51
Regulatory News Service
English
(c) 2002

Tesco PLC 18 September 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 18th September 2002, 75,738 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 75,738 Ordinary Shares of 5p each in the Company.

Enquiries:
J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel:- (01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

'RDSLPMBTMMIBBPT.

Document rns0000020020918dy9i00552

Tesco PLC
17 September 2002

17 September 2002

TESCO PLC

INTERIM STATEMENT OF RESULTS

24 WEEKS ENDED 10 AUGUST 2002

Terry Leahy, Chief Executive, comments:

'These results show that we are delivering our programme for long term growth. The four elements of our strategy remain the same:- a strong UK core, non-food growth, retailing services and international expansion. Our customer focused strategy is bringing value, choice and convenience to 280 million customers every week in 10 countries.'

HIGHLIGHTS

- GROUP SALES UP 10.6% AND PRE-TAX PROFIT* OF £545m, UP 13.3%
- INTERNATIONAL OPERATING PROFIT UP 79% TO £59m
- 21,000 NEW JOBS WORLD-WIDE
- TESCO PERSONAL FINANCE ACHIEVES £34m PRE-TAX PROFIT. TESCO SHARE IS £17m, UP 143%
- PROGRESS WITH NEW STORE FORMATS AT HOME AND ABROAD

GROUP

- SALES UP 10.6% TO £12.7bn
- ADJUSTED DILUTED EPS* UP 13.8% TO 5.44p
- INTERIM DIVIDEND UP 12.0% TO 1.87p
- SALES UP 65% AND PRE-TAX PROFIT UP 56% OVER THE LAST 5 YEARS

UK

- SALES UP 6.8% TO £10.5bn
- LIKE FOR LIKE GROWTH OF 3.9%, INCLUDING STRONG VOLUME OF 5.5%
- A FURTHER 9,000 JOBS CREATED THIS YEAR INCLUDING REGENERATION SCHEMES HELPING THE LONG TERM UNEMPLOYED

INTERNATIONAL

- TOTAL INTERNATIONAL SALES UP 32% TO £2.3bn
- TOTAL INTERNATIONAL OPERATING PROFIT UP 79% TO £59m
- 12,000 JOBS TO BE CREATED IN THE YEAR
- ON TRACK TO DELIVER OUR TARGETED RETURNS

* Excluding net loss on disposal of fixed assets and goodwill amortisation.

FINANCIAL

Group sales increased by 10.6% to £12.7bn (2001 - £11.5bn).

Group profit before tax increased by 13.3% to £545m, excluding the net loss on disposal of fixed assets and goodwill amortisation.

UK sales are up by 6.8% to £10.5bn (2001 - £9.8bn) of which 3.9% came from existing stores and 2.9% from net new stores. Existing store growth has been driven by strong volumes of 5.5%. Our continued price cuts drive prices down and in the first half we saw deflation of 1.6%.

UK operating profit was 7.2% higher at £537m (2001 - £501m). The operating margin remained broadly flat at 5.6%.

Total international sales grew by 32.3% to £2.3bn and contributed £59m to profits, up 78.8% on last year.

In the rest of Europe sales rose by 18.7% to £1.3bn (2001 - £1.1bn) and contributed an operating profit of £36m, up 50.0% on last year.

In Asia sales were up 54.4% to £1.0bn and we made an operating profit of £23m up 155.6%.

Total joint ventures and associates profit for the first half was £27m compared to £15m in the first half last year. Within this our share of Tesco Personal Finance pre-tax profit was £17m, up 143%.

Tesco.com in total achieved sales of £186m up 27% on the first half last year and made a profit of £1.9m (excluding GroceryWorks' start-up costs).

Net interest payable was £78m (2001 - £68m).

Tax has been charged at an effective rate of 30.3% (2001 - 31.2%). Prior to accounting for the net loss on disposal of fixed assets and goodwill amortisation, our underlying tax rate was 29.7% (2001 - 30.6%).

Adjusted diluted earnings per share increased by 13.8% to 5.44p (2001 - 4.78p).

The Board has proposed an interim dividend of 1.87p (2001 - 1.67p). This represents an increase of 12.0% on last year and dividend cover of 2.91 times. The interim dividend will be paid on 29 November 2002 to shareholders on the Register of Members at the close of business on 27 September 2002. Shareholders will continue to have the right to receive the dividend in the form of fully paid ordinary shares instead of cash. The first day of dealing in the new shares will be on 29 November 2002.

Group capital expenditure in the first half was £891m (2001 - £697m). UK capital expenditure was £530m, including £304m on new stores and £108m on extensions and refits. Total international capital expenditure was £361m including £235m in Asia and £126m in Europe. We anticipate group capital expenditure for the full year to be around £2.1bn.

Net debt at the half year increased by £0.9bn to £4.5bn (Feb 2002 - £3.6bn), with gearing increasing to 78% (Feb 2002 - 64%) reflecting our growth programme at home and overseas. Interest cover remains strong at 7.9 times.

STRATEGY

The four key elements of our strategy remain the same and continue to deliver; a strong UK core business, non-food growth, retailing services and international. Our customer focused strategy repeatedly delivers solid results, by bringing value, choice and convenience to millions of customers every week.

UK

There has been concern about a slowing retail market. What we have seen is a return to a more normal level of sales across the industry. Our strategy of providing exceptional value and choice for customers has served us well in this environment.

We have seen UK sales grow by 6.8% in the first half, including 5.5% like for like volume, contributing to a 24% volume growth in the last 5 years.

This year we have already invested over £100m in price. We will continue to invest ensuring we offer the cheapest products for our customers. This, combined with good service reinforces our position as Britain's best value supermarket.

Clubcard is the UK's biggest loyalty scheme and we know from customers that it is their favourite. Through the introduction of air miles we have attracted over 60,000 new customers.

We innovate through our step change programme, ensuring efficiency savings are passed on to our customers. We are on track to deliver savings of £180m this year through these programmes.

Our development programme in the UK is on track with 37 new stores opening in the first half. We plan to open 1.5m sq. ft. of new selling space this year.

We will have 62 Extra stores by the year end, from a base of only one in 1997.

Our regeneration programme goes from strength to strength with Beckton in East London opening yesterday. Our regeneration schemes have already provided training and employment for over 1,300 unemployed people many of whom were long term unemployed. We have 13 regeneration partnerships in different stages of development and plan to launch another eight in the coming months.

Our refresh and extension programme has transformed 57 stores in the first half. We use customer and staff feedback to improve the store and the result is better returns.

Our 100th Express store opened yesterday in Christchurch in Dorset. Express meets the growing consumer demand for convenience within a £20bn market. These stores are the new 'local shop' and we see the opportunity to build a substantial business in the UK.

NON-FOOD

Some of the highlights from the first half include:-

- The UK's largest market share of the recent Lord of the Rings video and DVD launch;
- The strongest growth in magazine sales of any retailer; and
- 13% of chart music sales.

Earlier this month we launched Cherokee clothing into our stores.

Cherokee is the third biggest clothing brand in the USA, now exclusive to Tesco in the UK and we are delighted with the initial reaction from our customers.

Cherokee, Florence and Fred and Value lines now give us an exciting clothing offer, bringing value, choice and convenience to our customers in a growing

number of stores.

RETAILING SERVICES

Tesco Personal Finance is popular, because it brings outstanding value and excellent customer service. In just five years we have grown a substantial business delivering strong profits.

Tesco.com grew sales by 27% in the first half and increased profits to £1.9m (excluding GroceryWorks' start-up costs). Our UK grocery home shopping business covers 95% of the population, and has over 85,000 weekly orders. We have recently launched a pocket PC shopper, a new innovation that allows customers to shop for groceries any time, any place.

We are an international .com retailer. Our home shopping model is now working in the Republic of Ireland and Korea. Our joint venture with Safeway Inc is operational in the USA and will this week be rolled out in Southern California.

CORPORATE SOCIAL RESPONSIBILITY

We ensure that our stores reflect the communities in which they operate. In the first half of this year our corporate social responsibility programme has included:-

- Race for Life. More than 250,000 women and over 16,000 Tesco employees have participated, raising over £12m for Cancer Research;
- Computers for Schools with 1,200 new schools taking part. We are on track to donate over £7m to schools this year taking the total to over £77m since the scheme began; and
- Our new Corporate Social Responsibility website which covers everything from information for farmers to energy saving.

Our staff share in our success. Over 100,000 staff are shareholders benefiting from Save-as-you-Earn, Buy-as-you-Earn and Profit Share schemes. We have an award winning pension scheme, which means all UK staff are eligible for a defined benefit pension, giving them the certainty and security for retirement that they deserve.

INTERNATIONAL

Our strategy of building a profitable international business of scale both in Europe and Asia continues to make excellent progress with sales up 32% and operating profit up 79%.

We are market leader in the first five markets we entered. We are profitable in eight of our ten markets. We are on track to achieve our targets, including £140m-£160m operating profit from our developing markets, excluding Malaysia which has just started trading.

Our operating margins are improving each year. We are through the difficult period of start up losses and learning. We now have a business model that is delivering increasing operating profits and covering the cost of funding.

In the first half we opened three hypermarkets in Europe and five in Asia. We will open twenty eight hypermarkets in the second half giving us over 150 hypermarkets by the end of 2002. We will have more space overseas than in the UK by 2003/04.

We will create 12,000 jobs in our overseas business by the year end, taking the total employed to over 77,000.

In Europe, all countries were profitable in the first half. We will have over 80 hypermarkets by the end of this year, making us the strongest retailer in the region.

In Hungary, we have built a business of scale, with a significant presence in Budapest.

This year we will open a further three stores, taking the total number of hypermarkets to 26 at the year end. In the first half sales grew by 26% and we are continuing to grow profits.

In Poland, the last market in Central Europe that we entered we now have 15 hypermarkets. Total sales in the Tesco stores were up 24% in a tough trading environment. We are on track to make a good profit this year.

The acquisition of HIT will give us 13 more hypermarkets, two stores under construction and a number of sites all of which are freehold. Very good progress has been made on the transaction. We have anti-trust approval and control of the operating companies. We expect soon to have final approval from the government for the transfer of the properties.

The combination of HIT and Tesco in Poland will significantly enhance our profile, and bring Tesco value, range and service to even more customers. We expect the HIT acquisition to be earnings neutral for the current year and enhance earnings from 2003/04.

In the Czech Republic and Slovakia we have a successful business model and profits have increased substantially. We will have 11 hypermarkets in the Czech Republic and 12 hypermarkets in Slovakia by the end of this year.

In the Republic of Ireland, we continue to see good sales and profit growth.

Planning permissions are coming through for new stores. We have an exciting opening programme planned which includes our first petrol station at Killarney early in 2003 and our first 60,000 sq. ft. hypermarket in Clarehall, Dublin.

With regard to future development in Europe, we recently announced that we are in talks with Kipa in Turkey.

In Asia, we continue to trade well and we are developing at a slightly faster rate than our original plans.

In Thailand, we are market leader with 35 hypermarkets and a further six will open before the year end. We currently have eight Express stores open with a further two planned.

Our new supermarket format in Bangkok, and our new value format for up country towns both open in January. The latter will allow us to access 40 million people that live outside the major conurbations.

Korea continues to provide us with a tremendous opportunity building on our strong partnership with Samsung. We have achieved planned sales, profits and returns. We have opened a further two stores in the first half taking the total to 16. We have an additional six stores planned for this year. Looking forward there is a solid opening programme of eight to ten sites per annum.

In Taiwan we have two stores open with a further store planned in the second half of the year at Chungli.

In Malaysia we have opened our first store in Puchong which is trading well with a further two stores to open in the second half.

CONCLUSION

From our results, it is clear that our four part strategy is delivering our programme for long term growth. We have:-

- gained market share from our UK competitors;
- developed a winning formula for international growth with profit up 79% on last year;
- increased world-wide non-food sales to £7bn a year; and
- in only 5 years created a major new force in financial services.

-ends-

Contacts

Analysts	Steven Butler	01992 644800
	Lucy Cross	01992 646663
Press	John Church	01992 646606
	Angus Maitland-The Maitland Consultancy	0207 3795151

This document is available via the Internet at

http://www.tesco.com

Today there will be an analysts meeting at 9.00am and a press conference at 12.30pm both at Deutsche Bank, Winchester House, 1 Great Winchester Street, London EC2N 2EQ

TESCO PLC

GROUP PROFIT AND LOSS ACCOUNT

24 weeks ended 10 August 2002	Note	2002 £m	2001 £m	Incr
Sales at net selling prices	2	12,733	11,511	
Turnover including share of joint ventures		11,820	10,682	
Less: share of joint ventures' turnover		(80)	(58)	
Group turnover excluding value added tax	2	11,740	10,624	
- Normal operating expenses		(11,123)	(10,070)	
- Employee profit sharing		(21)	(20)	
- Goodwill amortisation		(4)	(4)	
Operating profit	3	592	530	
Share of operating profit of joint ventures and associates		27	15	
Net loss on disposal of fixed assets		(6)	(6)	
Profit on ordinary activities before interest and taxation		613	539	
Net interest payable		(78)	(68)	
Profit on ordinary activities before taxation		535	471	
Profit before net loss on disposal of fixed assets and Goodwill amortisation		545	481	
Net loss on disposal of fixed assets		(6)	(6)	
Goodwill amortisation		(4)	(4)	
Tax on profit on ordinary activities		(162)	(147)	

Profit on ordinary activities after taxation		373	324
Minority interests		-	-
Profit for the financial year		373	324
Dividends		(131)	(115)
Retained profit for the financial year		242	209
		Pence	Pence
Earnings per share	4	5.36	4.72
Adjusted for net loss on disposal of fixed assets after taxation		0.08	0.08
Adjusted for goodwill amortisation		0.06	0.06
Adjusted earnings per share	4	5.50	4.86
Diluted earnings per share	4	5.30	4.64
Adjusted for net loss on disposal of fixed assets after taxation		0.08	0.08
Adjusted for goodwill amortisation		0.06	0.06
Adjusted diluted earnings per share	4	5.44	4.78
Dividend per share		1.87	1.67
Dividend cover (times)		2.91	2.86

TESCO PLC
GROUP BALANCE SHEET

	10 Aug 2002 £m	23 Feb 2002 £m	11
Fixed assets			
Intangible assets	152	154	
Tangible assets	11,661	11,032	10
Investments	66	69	
Investments in joint ventures	246	232	
Investments in associated undertakings	17	16	
	12,142	11,503	10
Current assets			
Stocks	957	929	
Debtors	893	454	
Investments	235	225	
Cash at bank and in hand	397	445	
	2,482	2,053	1
Creditors: falling due within one year	(5,271)	(4,809)	(4,
Net current liabilities	(2,789)	(2,756)	(2,
Total assets less current liabilities	9,353	8,747	8
Creditors: falling due after more than one year	(3,052)	(2,741)	(2,
Provisions for liabilities and charges	(459)	(440)	(
Total net assets	5,842	5,566	5
Capital and Reserves			
Called up share capital	351	350	
Share premium account	2,056	2,004	1
Other reserves	40	40	
Profit and loss account	3,351	3,136	2
Equity shareholders' funds	5,798	5,530	5
Minority interests	44	36	
Total capital employed	5,842	5,566	5

TESCO PLC
GROUP CASH FLOW STATEMENT

24 weeks ended 10 August 2002	Note	2002 £m	
Net cash inflow from operating activities	5	849	
Dividends from joint ventures and associates			
Income received from joint ventures		4	
Returns on investments and servicing of finance			
Interest received		20	
Interest paid		(125)	(
Interest element of finance lease rental payments		(2)	
Net cash outflow from returns on investments and servicing of finance		(107)	
Taxation		(145)	(
Capital expenditure and financial investment			
Payments to acquire tangible fixed assets		(864)	(
Receipts from sale of tangible fixed assets		3	
Purchase of own shares		(33)	
Net cash outflow from capital expenditure and financial investment		(894)	(
Acquisitions and disposals			
Purchase of subsidiary undertakings		(1)	
Invested in joint ventures		(13)	
Invested in associated undertakings and other investments		(386)	
Net cash outflow from acquisitions and disposals		(400)	
Equity dividends paid		(247)	(
Cash outflow before use of liquid resources and financing		(940)	(
Management of liquid resources			
Increase in short-term deposits		(9)	
Financing			

Ordinary shares issued for cash	27
Increase in other loans	887
Capital element of finance leases repaid	(14)
Net cash inflow from financing	900
(Decrease) / Increase in cash	(49)

TESCO PLC

GROUP CASH FLOW STATEMENT (continued)

24 weeks ended 10 August 2002	Note	2002 £m	
Reconciliation of net cash flow to movement in net debt			
(Decrease)/Increase in cash		(49)	
Cash inflow from increase in debt and lease financing		(873)	(
Cash used to increase liquid resources		9	
Amortisation of 4% unsecured deep discount loan stock, RPI bond and LPI bond		(8)	
Other non-cash movements		(15)	
Foreign exchange differences		(8)	
Increase in net debt		(944)	(
Opening net debt	6	(3,560)	(2,
Closing net debt	6	(4,504)	(3,

TESCO PLC

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

24 weeks ended 10 August 2002	2002 £m	20
Profit for the financial year	373	3
(Loss)/Gain on foreign currency net investments	(19)	
Total recognised gains and losses relating to the financial year	354	3

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

24 weeks ended 10 August 2002	2002 £m	20
Profit for the financial year	373	3
Dividends	(131)	(11
	242	2
(Loss)/Gain on foreign currency net investments	(19)	
New share capital subscribed less expenses	19	
Payment of dividends by shares in lieu of cash	26	
Net addition to shareholders' funds	268	2
Opening shareholders' funds	5,530	4,9
Closing shareholders' funds	5,798	5,2

TESCO PLC

NOTES TO THE ACCOUNTS

The figures for the 52 weeks ended 23 February 2002 have been extracted from the accounts which have been filed with the Registrar of Companies and which contain an unqualified audit report and did not include a statement under section 237(2) or (3) of the Companies Act 1985.

The accounts for the 24 weeks ended 10 August 2002 were approved by the Directors on 16 September 2002.

Note 1 Accounting policies

These financial statements have been prepared using the accounting policies set out in the Annual Report and Financial Statements 2002.

Note 2 Group turnover analysis

24 weeks ended 10 August 2002	2002 £m	2001 £m	Incre
Sales (inc VAT)			
UK	10,464	9,796	
Rest of Europe *	1,262	1,063	1
Asia *	1,007	652	5
Group	12,733	11,511	1
Turnover (ex VAT)			
UK	9,675	9,064	
Rest of Europe *	1,123	949	1
Asia *	942	611	5
Group	11,740	10,624	1

Note 3 Group operating profit analysis

	2002 £m	2001 £m	Incre
UK	537	501	
Rest of Europe	36	24	5
Asia	23	9	15
	596	534	1
Goodwill amortisation	(4)	(4)	
Operating profit	592	530	1
UK operating margin	5.6%	5.5%	

* Results for Rest of Europe and Asia are for the period ended 30 June 2002, with the exception of the Republic of Ireland which is to 10 August 2002.

TESCO PLC

NOTES TO THE ACCOUNTS (continued)

Note 4 Earnings per share and diluted earnings per share

The calculation of earnings, including and excluding net loss on disposal of fixed assets and goodwill amortisation, is based on the profit for the period of £373m (2001 - £324m).

For the purpose of calculating earnings per share, the number of shares is the weighted average in issue during the 24 weeks of 6,960m (2001 - 6,869m).

	24 weeks 2002	24 weeks 2
Weighted average number of diluted share options	82	
Weighted average number of shares in issue in the period	6,960	6,
Total number of shares for calculating diluted earnings per share (million)	7,042	6,

Note 5 Reconciliation of operating profit to net cash inflow from operating activities

	24 weeks 2002 £m	24 weeks
Operating profit	592	
Depreciation and amortisation	270	
Increase in stocks	(27)	
Decrease in debtors	13	
Increase in trade creditors	34	
Decrease)/Increase in other creditors	(33)	
(Increase)/Decrease in working capital	(13)	
Net cash inflow from operating activities	849	

TESCO PLC

NOTES TO THE ACCOUNTS (continued)

Note 6 Analysis of changes in net debt

	At 23 Feb 2002 £m	Cash flow £m	Other non cash changes £m	Exchange movements £m	At 10
Cash at bank and in hand	445	(49)	-	1	
Overdrafts	-	-	-	-	
	445	(49)	-	1	
Money market investments and deposits	225	9	-	1	
Bank and other loans	(1,474)	(599)	-	(10)	(2,
Finance leases	(15)	14	(12)	-	
Debt due within one year	(1,489)	(585)	(12)	(10)	(2,
Bank and other loans	(2,727)	(288)	(8)	-	(3,
Finance leases	(14)	-	(3)	-	
Debt due after one year	(2,741)	(288)	(11)	-	(3,
	(3,560)	(913)	(23)	(8)	(4,

Tesco PLC
11 September 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 11th September 2002, 7,410 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 7,410 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq
Deputy Secretary
Tesco PLC
Tel:- (01992) 632222

Tesco PLC
04 September 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 4th September 2002, 21,104 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 21,104 Ordinary Shares of 5p each in the Company.

Enquiries:
J A Bailey Esq
Deputy Secretary
Tesco PLC
Tel:- (01992) 632222

Tesco PLC
29 August 2002

29 August 2002

Tesco Plc - Re HIT AcquisItion

Further to our announcement on 4 July, Tesco Plc can today confirm that it has received approval from the Polish Competition and Consumer Protection Authorities for the acquisition of the HIT business in Poland.

Contacts:

Press	Jonathan Church	01992 644645
Investor Relations	Steve Butler	01992 644800
	Lucy Cross	01992 646663

Tesco PLC
28 August 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 28th August 2002, 28,280 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 28,280 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel:- (01992) 632222

Tesco PLC
27 August 2002

Tesco PLC ('the Company')

DIRECTORS SHAREHOLDING

The Company was informed today that Mr J Gildersleeve ceased to have an interest in 5,312 Ordinary shares of 5p each in the Company on 2nd August 2002, following the attainment of the age of majority of a family member.

Enquiries:

J A Bailey

Deputy Secretary

Tesco PLC

Tel: 01992 632222

RMPTMMMTBLT

Tesco PLC
27 August 2002

Tesco PLC ('the Company')

DIRECTORS SHAREHOLDING

Tesco PLC has today been notified that, on 23rd August 2002, the Trustees of the Tesco Employee Share Ownership Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 221.5p per share on behalf of the Directors below :

Director	Number of Shares	
R S Ager	49	
P A Clarke	49	
J Gildersleeve	49	
A Higginson	49	
T P Leahy	49	
T J R Mason	98	(includes 49 shares in the name of Mrs Fiona Mason)
D T Potts	49	
D E Reid	49	

Enquiries:

J A Bailey

Deputy Secretary

Tesco PLC

Tel: 01992 632222

Tesco PLC
21 August 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 21st August 2002, 63,288 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 63,288 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq
Deputy Secretary
Tesco PLC
Tel:- (01992) 632222

Tesco PLC
14 August 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 14th August 2002, 11,164 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 11,164 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel:- (01992) 632222

Tesco PLC
12 August 2002

TESCO PLC

DIRECTORS SHAREHOLDINGS

The Company was informed on 9 August 2002 that Mrs Fiona Mason, wife of Mr T J R Mason, Director, has been granted the following options:-

15,150 shares at a price of 259p per share, granted on 15 April 2002 under the Company's Executive Share Option Scheme, exercisable from 15 April 2005.

4,064 shares at a price of 259.25p per share, granted on 17 May 2002 under the Company's Executive Incentive Scheme, exercisable from 17 May 2004.

Enquiries :

J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel: 01992 632 222

Tesco PLC
09 August 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 9th August 2002, 2,634,142 Ordinary Shares of 5p each in the Company were allotted and issued to Tesco QUEST Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, at a subscription price of 215.50p per share pursuant to the Company's Savings-Related Share Option Scheme (1981). As a result of the allotment and issue, R S Ager, P A Clarke, J Gardiner, J Gildersleeve, A T Higginson, T P Leahy, T J R Mason, D E Reid, D T Potts all collectively have an interest in the Ordinary Shares of 5p each in the Company as the beneficiaries of the trust include all employees of the group including these Directors.

Enquiries: J A Bailey Esq
Deputy Secretary
Tesco PLC
Tel:-(01992) 632222

Tesco PLC
08 August 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 7th August 2002, 173,085 Ordinary Shares of 5p each in the Company were transferred by Tesco QUEST Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 173,085 Ordinary Shares of 5p each in the Company.

Enquiries: J A Bailey Esq
Deputy Secretary
Tesco PLC
Tel:-(01992) 632222

Tesco PLC
05 August 2002

Tesco PLC ('the Company')

Tesco PLC announces that on 5 August 2002, the Tesco Employees Share Scheme Trustees Limited purchased 3,600,000 Ordinary Shares of 5 pence each in the Company at an average price of 210.29p.

Enquiries:

J W McDowall Esq

Assistant Company Secretary Tesco PLC Tel:-(01992) 644017

END

Tesco PLC
05 August 2002

5 August 2002

TESCO PLC

Tesco PLC will today commence its usual series of pre-close season analyst meetings, ahead of the half-year end on 10 August 2002. At the meetings, Tesco will update analysts on performance against the previously stated strategy.

Management remains confident that it will deliver results which are broadly in line with the current consensus forecast.

The half-year interim results will be announced on 17 September 2002.

- ends -

Enquiries:

Tesco Investor Relations
Steve Butler Tel: 01992 644800
Lucy Cross Tel: 01992 646663

Tesco PLC
02 August 2002

2 August 2002

Tesco PLC ('the Company')

Tesco PLC announces that on 2 August 2002, the Tesco Employees Share Scheme Trustees Limited purchased 1,400,000 Ordinary Shares of 5 pence each in the Company at an average price of 214.0p.

Enquiries:

J W McDowall Esq

Assistant Company Secretary Tesco PLC Tel:-(01992) 644017

END

Tesco PLC
01 August 2002

TESCO

Turkish Capital Markets Board Announcement

Under Turkish Capital Markets Board rules, it is a requirement that an announcement must be made at the initial stages of any possible venture.

As part of the ongoing international strategy to investigate developing markets Tesco is in discussions with a regional retailer in Turkey.

Tesco has signed an Exclusivity Agreement with Kipa, a small but successful retailer in Turkey, to enable the company to discuss possible partnerships in the future. An announcement has therefore be made in Turkey today.

The Exclusivity Agreement lasts up until 30th November but can be extended if required.

Notes:

- Tesco entered Central Europe in '94 and Asia in '97 and is already profitable in 8 out of the 10 countries where it operates and is market leader in 6 of those countries.
- Kipa has 5 hypermarkets in and around Izmir and over 1000 employees.

Contact:	Peter Bracher	01992 644237
	Tesco Press Office	01992 644645
	Out of hours	01992 644733, select option 5 from the menu

Tesco PLC
31 July 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 31st July 2002, 82,043 Ordinary Shares of 5p each in the Company were transferred by Tesco QUEST Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 82,043 Ordinary Shares of 5p each in the Company.

Enquiries: J A Bailey Esq
Deputy Secretary
Tesco PLC
Tel:-(01992) 632222

Tesco PLC
29 July 2002

Tesco PLC ('the Company')

DIRECTORS SHAREHOLDING

Tesco PLC has today been notified that, on 26th July 2002, the Trustees of the Tesco Employee Share Ownership Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 204p per share on behalf of the Directors below :

Director	Number of Shares	
R S Ager	55	
P A Clarke	55	
J Gildersleeve	55	
A Higginson	55	
T P Leahy	55	
T J R Mason	110	(includes 55 shares in the name of Mrs Fiona Mason)
D T Potts	55	
D E Reid	55	

Enquiries:

J A Bailey

Deputy Secretary

Tesco PLC

Tel: 01992 632222

Tesco PLC
24 July 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 24th July 2002, 33,772 Ordinary Shares of 5p each in the Company were transferred by Tesco QUEST Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 33,772 Ordinary Shares of 5p each in the Company.

Enquiries: J A Bailey Esq
Deputy Secretary
Tesco PLC
Tel:-(01992) 632222

REG-Tesco PLC Hldg byEmployee Share Scheme.

85 words
19 July 2002
17:01
Regulatory News Service
English
(c) 2002

Tesco PLC 19 July 2002

19 July 2002

Tesco PLC ("the Company")

Tesco PLC announces that on 19 July 2002, the Tesco Employees Share Scheme Trustees Limited purchased 4,250,000 Ordinary Shares of 5 pence each in the Company at an average price of 218.24p.

Enquiries:

J W McDowall Esq

Assistant Company Secretary Tesco PLC Tel:-(01992) 644017

END

This information is provided by RNS

The company news service from the London Stock Exchange

END

'HOLKGGMNVLRGZZM.

Document rns00000200207l9dy7j00jra

REG-Tesco PLC Hldg of Employee Share Scheme.

85 words
18 July 2002
17:29
Regulatory News Service
English

Tesco PLC 18 July 2002

18 July 2002

Tesco PLC ("the Company")

Tesco PLC announces that on 18 July 2002, the Tesco Employees Share Scheme Trustees Limited purchased 750,000 Ordinary Shares of 5 pence each in the

Company at an average price of 219.76p.

Enquiries:

J W McDowall Esq

Assistant Company Secretary Tesco PLC Tel:-(01992) 644017

END

This information is provided by RNS

The company news service from the London Stock Exchange

END

'HOLGUUMPMUPPGMR.

Document rns0000020020718dy7i00lgl

REG-Tesco PLC Hldg of Employee Share Scheme.

86 words

18 July 2002

12:10

Regulatory News Service

English

(c) 2002

.

Tesco PLC 18 July 2002

18 July 2002

Tesco PLC ("the Company")

Tesco PLC announces that on 17 July 2002, the Tesco Employees Share Scheme Trustees Limited purchased 2,500,000 Ordinary Shares of 5 pence each in the Company at an average price of 209.44p.

Enquiries:

J W McDowall Esq

Assistant Company Secretary Tesco PLC Tel:-(01992) 644017

END

This information is provided by RNS

The company news service from the London Stock Exchange

END

'HOLGUUMUMUPPGPR.

Document rns0000020020718dy7i00ac9

REG-Tesco PLC Hldg by Employee Share Scheme.

174 words

17 July 2002

21:00

Regulatory News Service

English

(c) 2002

Tesco PLC 17 July 2002

17 July 2002

Tesco PLC ("the Company")

Tesco PLC announces that it was notified on 17 July that on 16 July the Tesco Employees Share Scheme Trustees Limited purchased 600,000 Ordinary Shares of 5 pence each in the Company at an average price of 206.92p.

Enquiries:

J W McDowall Esq

Assistant Company Secretary Tesco PLC Tel:-(01992) 644017

END

This information is provided by RNS

The company news service from the London Stock Exchange

END

'HOLGUURAMUPPGAM. Tesco PLC 17 July 2002

17 July 2002

Tesco PLC ("the Company")

Tesco PLC announces that it was notified on 17 July that on 16 July the Tesco Employees Share Scheme Trustees Limited purchased 600,000 Ordinary Shares of 5 pence each in the Company at an average price of 206.92p.

Enquiries:

J W McDowall Esq

Assistant Company Secretary Tesco PLC Tel:-(01992) 644017

END

This information is provided by RNS

The company news service from the London Stock Exchange

END

'HOLGUURAMUPPGAM.

Document rns0000020020717dy7h00fqq

REG-Tesco PLC Director Shareholding.

301 words
17 July 2002
20:41
Regulatory News Service
English
(c) 2002

Tesco PLC 17 July 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 17th July 2002, 54,470 Ordinary Shares of 5p each in the Company were transferred by Tesco QUEST Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 54,470 Ordinary Shares of 5p each in

the Company.

Enquiries: J A Bailey Esq
Deputy Secretary
Tesco PLC
Tel:-(01992) 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSRRMBTMMBBBLT. Tesco PLC 17 July 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 17th July 2002, 54,470 Ordinary Shares of 5p each in the Company were transferred by Tesco QUEST Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 54,470 Ordinary Shares of 5p each in

the Company.

Enquiries: J A Bailey Esq
Deputy Secretary
Tesco PLC
Tel:-(01992) 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSRRMBTMMBBBLT.

Document rns0000020020717dy7h006y7

REG-Tesco PLC Director Shareholding.

97 words
11 July 2002
17:12
Regulatory News Service
English
(c) 2002

Tesco PLC 11 July 2002

Tesco PLC ("the Company")

DIRECTORS' SHAREHOLDINGS

The Company was informed today that on 1st July 2002 the following Directors purchased Ordinary shares of 5p each in the Company at a price of 240.5p per

share. This was as a result of re-investments in PEP's.

Director	No of Shares
R S Ager	594
D E Reid	120

Enquiries: J A Bailey
Deputy Secretary
Tesco PLC
Tel: 01992 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSRBMRTMMBBBMT.

Document rns00000200207l1dy7b003eu

REG-Tesco PLC Listing Particulars.

153 words
11 July 2002
14:33
Regulatory News Service
English
(c) 2002

.

Tesco PLC 11 July 2002

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 11th July, 2002

Application has been made to the UK Listing Authority for the following

securities to be admitted to the Official List.

DETAILS OF ISSUE:	#5,000,000,000 Euro Note Programme
ISSUER:	Tesco PLC
INCORPORATED IN:	England and Wales
GUARANTOR:	N/A
INCORPORATED IN:	N/A

Particulars relating to the issue may be obtained during usual business hours

for fourteen days from the date of this formal notice from:

Tesco PLC
Tesco House
Delamare Road
Cheshunt

HSBC Bank plc
Mariner House
Pepys Street
London EC3N 4DA

Hertfordshire EN8 9SL

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

END

'FONGUUGWMUPPGCG.

Document rns0000020020711dy7b001we

REG-Tesco PLC Director Shareholding.

153 words
10 July 2002
11:09
Regulatory News Service
English

Tesco PLC 10 July 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 10th July 2002, 240,699 Ordinary Shares of 5p each in the Company were transferred by Tesco QUEST Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 240,699 Ordinary Shares of 5p each in the Company.

```
Enquiries:                J A Bailey Esq
                          Deputy Secretary
                          Tesco PLC
                          Tel:-(01992) 632222

                      This information is provided by RNS
```

The company news service from the London Stock Exchange

END

'RDSRMMBTMMMBBRT.

Document rns0000020020710dy7a005f0

REG-Tesco PLC Director Shareholding.

148 words
9 July 2002
11:28
Regulatory News Service
English
(c) 2002

Tesco PLC 9 July 2002

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was informed today that the Trustees of a Family Trust of which Sir T P Leahy is a beneficiary, sold 220,000 Ordinary shares of 5p each in the Company on 8 July 2002 at a price of 247.00p per share. On the same day the following options were exercised over Ordinary shares of 5p each in the Company

under the Tesco Executive Share Option Scheme.

Director	No. of Shares	Option Price
T P Leahy	62,211	61.66p
	51,150	61.66p
	312,858	70.00p
	104,286	59.66p
	353,529	81.00p
	117,843	69.00p
	398,523	90.33p

Enquiries: J A Bailey

Deputy Secretary
Tesco PLC
Tel: 01992 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSRLMBTMMTMBFT.

Document rns0000020020709dy79006y4

REG-Tesco PLC Director Shareholding.

79 words
9 July 2002
11:26
Regulatory News Service
English

Tesco PLC 9 July 2002

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was informed today that the following Director sold Ordinary shares

of 5p each in the Company on 8 July 2002 at a price of 247.50p.

Director	No of Shares
A Higginson	38,908

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel: 01992 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSRLMBTMMTMBIT.

Document rns0000020020709dy79006y1

REG-Tesco PLC Acquisition.

559 words
4 July 2002
15:16
Regulatory News Service
English
(c) 2002

Tesco PLC 4 July 2002

TESCO ACQUIRES HIT 'CHAIN' IN POLAND

The Board of Tesco announces that it is acquiring HIT, a leading hypermarket business in Poland from HIT Germany. HIT operates a national chain of 13 hypermarkets across Poland. The deal includes a further 2 stores under construction and a number of sites suitable for hypermarket development. HIT is a profitable business with sales in the year to the end of December 2001 of #337m. As at 31 December 2001, prior to fair value adjustments, the HIT business had net assets of #17m including net debt of #83m.

Tesco already operates a profitable business in Poland with 47 stores including 15 hypermarkets and a total turnover of nearly #390m to the last year end. Combining the two businesses will significantly enhance our profile in Poland and will bring Tesco range, value and service to even more customers.

The acquisition is being financed out of normal Group funding and we expect it to enhance Group earnings in its first full year, 2003/4. We also look forward to the potential economic benefit of Poland joining the EU around 2004.

Tesco Deputy Chairman, David Reid, said:

"Tesco is delighted to acquire the HIT business, whose modern hypermarkets complement our existing store network. This is an excellent strategic acquisition, creating a business with 28 hypermarkets, 32 small supermarkets and a number of sites. Our International Strategy is to build businesses of scale wherever we operate. Tesco is already a leading retailer in Hungary, Czech Republic and Slovakia. This deal will give us a leading position in Poland. By the year end we will have 84 hypermarkets in Central Europe. This, together

with our 72 hypermarkets in Asia, will give us 156 hypermarkets internationally."

Tesco Poland Chief Executive, Kevin Doherty, said:

"I am delighted to be able to welcome the HIT management and staff to the Tesco group. It is an excellent opportunity to bring together two complementary businesses. There is much we can learn from each other and working together we can offer improved value, service and range to Polish customers. This deal will also enable more suppliers to share in the technical support and collaborative approach Tesco is well known for." Note

The agreement between the parties stipulates that the consideration for the acquisition must remain confidential. Tesco has agreed to such confidentiality provisions on the basis that the consideration plus assumed debt represents less than 2.5% of Tesco market capitalisation (as at 3 July 2002), and is not material in the context of the Tesco group. Tesco expects to obtain the necessary Government and competition approvals. In the unlikely event they are not obtained Tesco may have to arrange for some or all of the stores to be sold on.

CONTACT

Press	Lucy Neville-Rolfe	01992 644 141
	Ian Hutchins	01992 644 038
	Angus Maitland	020 7379 5151
Investors	Lucy Cross	01992 646 484

NOTES FOR EDITORS

-Tesco purchased the Savia chain 1995

- Tesco opened its first hypermarket in Poland in 1998

- Business now comprises 47 stores including 15 hypermarkets

- We moved into profit in 2001/2

- Tesco employs 9000 staff in Poland of which only 11 are non Polish

- All of our store directors are Polish

This information is provided by RNS

The company news service from the London Stock Exchange

END

'ACQRIMITMMIMBRT.

Document rns0000020020704dy7400fa1

REG-Tesco PLC Director Shareholding.

89 words

3 July 2002

16:03

Regulatory News Service

English

(c) 2002

.

Tesco PLC 3 July 2002

Tesco Plc ("the Company")

DIRECTORS' SHAREHOLDINGS

The Company was today informed that on 28th June 2002 the following Director became entitled to a dividend reinvestment of Ordinary shares of 5p each in the Company ISA at a price of 241p per share:

Director	No of shares
R S Ager	182

Enquiries: J A Bailey Esq
Deputy Secretary
Tesco PLC
Tel:-(01992) 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSRJMFTMMMMBBT.

Document rns0000020020703dy7300go6

REG-Tesco PLC Director Shareholding.

153 words
3 July 2002
15:45
Regulatory News Service
English
(c) 2002

.

Tesco PLC 3 July 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 3rd July 2002, 63,923 Ordinary Shares of 5p each in the Company were transferred by Tesco QUEST Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 63,923 Ordinary Shares of 5p each in

the Company.

```
Enquiries:              J A Bailey Esq
                        Deputy Secretary
                        Tesco PLC
                        Tel:-(01992) 632222

                      This information is provided by RNS
```

The company news service from the London Stock Exchange

END

'RDSRJMATMMIMBJT.

Document rns0000020020703dy7300g7e

REG-Tesco PLC Director Shareholding.

132 words

1 July 2002

17:17

Regulatory News Service

English

(c) 2002

.

Tesco PLC 1 July 2002

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

Tesco PLC has today been notified that, on 28th June 2002, the Trustees of the Tesco Employee Share Ownership Plan purchased Ordinary Shares of 5 pence each in

the Company at a price of 239p per share on behalf of the Directors below :

Director	Number of Shares	
R S Ager	46	
P A Clarke	46	
J Gildersleeve	46	
A Higginson	46	
T P Leahy	46	
T J R Mason	92	(includes 46 shares in the name of Mrs Fiona Mason)
D T Potts	46	
D E Reid	46	

Enquiries:

J A Bailey

Deputy Secretary

Tesco PLC

Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

'RDSRBMRTMMBMBAT.

Document rns0000020020701dy7100iu5

REG-Tesco PLC New appointment.

142 words
1 July 2002
09:03
Regulatory News Service
English
(c) 2002

Tesco PLC

1 July 2002

NEW APPOINTMENT TO THE BOARD OF TESCO PLC

Rodney Chase to be appointed as Non-Executive Director

Rodney Chase is appointed today, 1st July 2002 to the Board of Tesco PLC as a

Non-Executive Director.

Rodney Chase is currently Deputy Group Chief Executive of BP PLC.

There are no matters relating to Mr. Chase which need to be disclosed pursuant to Rule 16.4 of the Listing Rules.

Tesco Chairman, John Gardiner, said:-

"I am delighted that Rodney Chase is joining the Board of Tesco. He brings a wealth of business experience and an international perspective. We look forward

to working closely with him."

- Ends -

Enquiries:-

Lucy Neville-Rolfe, Tesco Tel: 01992 644 141

This information is provided by RNS

The company news service from the London Stock Exchange

END

'BOAIIFIADLILIIF.

Document rns0000020020701dy71002bi

REG-Tesco PLC Director Shareholding.

129 words
28 June 2002
16:32
Regulatory News Service
English

.

Tesco PLC 28 June 2002

Tesco PLC ("the Company")

DIRECTORS' SHAREHOLDINGS

The Directors below became entitled, on 28 June 2002, to scrip dividend Ordinary shares of 5p each in the Company, at a price of 262.60p per share, under the

Scrip Dividend Scheme:

Director	No of Shares
J Gardiner	9,256
T P Leahy	38,022
D E Reid	36,014
R S Ager	20,716
P A Clarke	9,030
J Gildersleeve	24,753
A Higginson	11,274
T J R Mason	17,132
G F Pimlott	417
D T Potts	10,972

Enquiries:

J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel: 01992 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSFPMFTMMJTBBT.

Document rns0000020020628dy6s00jlq

REG-Tesco PLC Doc re. AGM on 14 June 2002.

98 words
26 June 2002
15:49
Regulatory News Service
English
(c) 2002

.

Tesco PLC 26 June 2002

TESCO PLC

Document on Annual General Meeting dated 14 June 2002 (Including Scrip Dividend Scheme)

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document

Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel. no. 020 7676 1000

This information is provided by RNS

The company news service from the London Stock Exchange

END

'DOCBUGDLRSDGGDL.

Document rns0000020020626dy6q00g7e

REG-Tesco PLC Director Shareholding.

153 words

26 June 2002

14:43

Regulatory News Service

English

(c) 2002

.

Tesco PLC 26 June 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 26th June 2002, 32,457 Ordinary Shares of 5p each in the Company were transferred by Tesco QUEST Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 32,457 Ordinary Shares of 5p each in

the Company.

```
Enquiries:               J A Bailey Esq
                         Deputy Secretary
                         Tesco PLC
                         Tel:-(01992) 632222

                       This information is provided by RNS
```

The company news service from the London Stock Exchange

END

'RDSFFMITMMITBBT.

REG-Tesco PLC Additional Listing.

87 words

26 June 2002

09:37

Regulatory News Service

English

(c) 2002

.

Tesco PLC 26 June 2002

Tesco PLC ("the Company")

Application has been made to the FSA UK Listing Authority, the London Stock Exchange and the Irish Stock Exchange for the listing of 9,910,979 Ordinary Shares of 5p each, ranking pari passu with the existing Ordinary Shares, to the

Official List.

These shares have been issued pursuant to the Company's Scrip Dividend Scheme.

This information is provided by RNS

The company news service from the London Stock Exchange

END

'LISFGGZVLVKGZZG.

Document rns0000020020626dy6q004bl

REG-Tesco PLC Investor Relations Day.

97 words

21 June 2002

07:01

Regulatory News Service

English

(c) 2002

.

Tesco PLC 21 June 2002

NEWS RELEASE

Tesco PLC will be holding a UK Investor Relations trip on Friday 21st June. On this trip a number of shareholders and research analysts will have the opportunity to further understand our Tesco Personal Finance business, visit a Tesco distribution centre as well as Tesco stores.

- Ends -

Enquiries:-

Lucy Cross - Tesco	Tel:	01992 646663
Lucy Neville-Rolfe - Tesco	Tel:	01992 644141
John Church - Tesco	Tel:	01992 644645

This information is provided by RNS

The company news service from the London Stock Exchange

END

'MSCURABRUSRNUAR.

Document rns0000020020621dy6l0005p

REG-Tesco PLC Director Shareholding.

155 words

19 June 2002

16:59

Regulatory News Service

English

Tesco PLC 19 June 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 19th June 2002, 35,303 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J A Gardiner, J Gildersleeve, A T Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 35,303 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSFLMFTMMABBRT.

Document rns0000020020619dy6j00hwm

REG-Tesco PLC Trading Statement.

250 words
14 June 2002
07:06
Regulatory News Service
English

Tesco PLC

14 June 2002

TESCO PLC

QUARTER 1 TRADING STATEMENT

GROUP SALES GROW BY 11%

STRONG GROUP SALES GROWTH

Group sales for the twelve weeks ending 18th May increased by 11%. This growth was driven by all four parts of our strategy: a continued strong core UK performance, increasing non-food sales, strong performance across our international business and the success of retailing services.

UK CONTINUES TO OUTPERFORM

Total UK sales for the twelve weeks ending 18th May were up 7.4%. Like for like sales were 4.5% in line with our plan. It was driven by strong volumes of 5.8% following strong volume growth last year. We have continued to see deflation in the core business reflecting our determination to deliver the best value for our customers.

STRONG INTERNATIONAL PERFORMANCE

International sales were up 32% in the first quarter in line with our plans. All countries have contributed to this growth and we opened our first store in Malaysia. This year we are planning to open over 3.5m sq.ft. an additional 26% of new international trading space, keeping us on schedule to have as much space overseas as in the UK by the end of 2003.

- ends -

Enquiries:-

Lucy Cross - Tesco Investor Relations Tel:- 01992 644 800

Angus Maitland - Maitland Consultancy Tel:- 0207 379 5151

Tesco Press Office Tel:- 01992 646 869

This information is provided by RNS

The company news service from the London Stock Exchange

END

'TSTBIGDLSBBGGDX.

Document rns0000020020614dy6e000bc

REG-Tesco PLC Director Shareholding.

155 words
12 June 2002
16:23
Regulatory News Service
English

Tesco PLC 12 June 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 12th June 2002, 323,218 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J A Gardiner, J Gildersleeve, A T Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 323,218 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel:-(01992) 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSFTMFTMMTBBTT.

Document rns0000020020612dy6c00fwa

REG-Tesco PLC Appointment of Stockbroker.

84 words
7 June 2002
16:00
Regulatory News Service
English

Tesco PLC

7 June 2002

Tesco PLC

Appointment of joint stockbroker

Tesco PLC announces that it has appointed Cazenove & Co Ltd to act as its joint stockbroker with immediate effect. This is in addition to the existing brokers Deutsche Bank AG London and Merrill Lynch International.

- ends -

Enquiries:

Lucy Neville-Rolfe - Tel: 01992 644733

Angus Maitland - Tel: 020 7379 5151

This information is provided by RNS

The company news service from the London Stock Exchange

END

'APPEDLFBLQBBBBB.

Document rns0000020020607dy6700ffn

REG-Tesco PLC Director Shareholding.

133 words
5 June 2002
16:29
Regulatory News Service
English
(c) 2002

.

Tesco PLC 5 June 2002

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

Tesco PLC has today been notified that on 31st May 2002 the Trustees of the Tesco Employee Share Ownership Plan purchased Ordinary Shares of 5 pence each in

the Company at a price of 252.75p per share on behalf of the Directors below :

Director	Number of Shares	
R S Ager	43	
P A Clarke	43	
J Gildersleeve	43	
A Higginson	43	
T P Leahy	43	
T J R Mason	86	(includes 43 shares in the name of Mrs Fiona Mason)
D T Potts	43	
D E Reid	43	

Enquiries:

J A Bailey

Deputy Secretary Tesco PLC

Tel: 01992 632222

END

'RDSFAMFTMMTMBFT.

Document rns0000020020605dy6500hwn

REG-Tesco PLC Director Shareholding.

155 words

5 June 2002

15:04

Regulatory News Service

English

(c) 2002

Tesco PLC 5 June 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 5th June 2002, 64,328 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J A Gardiner, J Gildersleeve, A T Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 64,328 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel:-(01992) 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSFAMATMMMMBTT.

Document rns0000020020605dy6500ffl

REG-Tesco PLC Director Shareholding.

80 words
31 May 2002
17:11
Regulatory News Service
English
(c) 2002

Tesco PLC 31 May 2002

TESCO PLC

DIRECTORS SHAREHOLDINGS

The Company has today been informed that Mr John Gildersleeve, Director, has transferred for no consideration 4,341 Ordinary shares to various members of his family and therefore has ceased to be interested in those shares.

Enquiries:

J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel: 01992 632 222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSABMRTMMMJBLT.

Document rns0000020020531dy5v00jal

REG-Tesco PLC Director Shareholding.

99 words

31 May 2002

15:01

Regulatory News Service

English

(c) 2002

.

Tesco PLC 31 May 2002

TESCO PLC ("the Company")

Directors Shareholding

The Company was informed today that Mr A Higginson, Director, donated 20,000 Ordinary shares from his holding in the Company to Wycombe Royal Grammar School Foundation on 31 May 2002. Following the transfer Mr A Higginson ceased to have

an interest in the 20,000 Ordinary Shares of 5p each in the Company.

```
Enquiries:                J A Bailey Esq
                          Deputy Secretary
                          Tesco PLC
                          Tel:-(01992) 632222

                        This information is provided by RNS
```

The company news service from the London Stock Exchange

END

'RDSABMITMMAJBLT.

Document rns0000020020531dy5v00ez1

REG-Tesco PLC Director Shareholding.

153 words
29 May 2002
12:37
Regulatory News Service
English
(c) 2002

Tesco PLC 29 May 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 29th May 2002, 125,929 Ordinary Shares of 5p each in the Company were transferred by Tesco QUEST Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 125,929 Ordinary Shares of 5p each in

the Company.

```
Enquiries:               J A Bailey Esq
                         Deputy Secretary
                         Tesco PLC
                         Tel:-(01992) 632222

                       This information is provided by RNS
```

The company news service from the London Stock Exchange

END

'RDSALMTTMMJTBFT.

REG-Tesco PLC Director Shareholding.

73 words
27 May 2002
17:12
Regulatory News Service
English
(c) 2002

Tesco PLC 27 May 2002

TESCO PLC

DIRECTORS DEALINGS

The Company was informed today that the Trustees of a Family Trust of which Mr J Gildersleeve, Director, is a beneficiary, have today sold 386,208 Ordinary

shares of 5p each in the Company at a price of 251.25p per share.

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSARMRTMMBTBMT.

Document rns0000020020527dy5r00hg1

REG-Tesco PLC Director Shareholding.

96 words
22 May 2002
10:27
Regulatory News Service
English
(c) 2002

Tesco PLC 22 May 2002

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was informed on 21 May 2002 that Mrs Fiona Mason, wife of Mr T J R Mason, Director had 999 ordinary shares released on 17 May 2002, under the Company's Employee Profit Sharing Scheme, which were first appropriated on 17 May 1999 at a price of 184.25p per share.

Enquiries:

J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel:- (01992) 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSATMMTMMTTBAT.

Document rns0000020020522dy5m005pl

REG-Tesco PLC Director Shareholding.

155 words
22 May 2002
10:14
Regulatory News Service
English
(c) 2002

Tesco PLC 22 May 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 22nd May 2002, 150,945 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J A Gardiner, J Gildersleeve, A T Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 150,945 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSATMMTMMBTBBT.

Document rns0000020020522dy5m0058x

REG-Tesco PLC Director Shareholding.

118 words
17 May 2002
16:44
Regulatory News Service
English

Tesco PLC 17 May 2002

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Directors below have today, 17 May 2002, had Ordinary Shares released, under the Company's Employee Profit Sharing Scheme, which were first appropriated on

17 May 1999 at a price of 184.25p per share.

Director	Number of Shares
R S Ager	4,341
P A Clarke	3,482
J Gildersleeve	4,341
T P Leahy	4,341
T J R Mason	4,341
D T Potts	4,341
D E Reid	4,341

Enquiries:

J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel:- (01992) 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSARMFTMMIBBTT.

Document rns0000020020517dy5h00go1

REG-Tesco PLC Director Shareholding.

155 words
15 May 2002
10:44
Regulatory News Service
English

Tesco PLC 15 May 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 15th May 2002, 43,224 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J A Gardiner, J Gildersleeve, A T Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 43,224 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSAAMMTMMIBBMT.

Document rns0000020020515dy5f00669

REG-Tesco PLC Hldg by Employee Share Scheme.

88 words
15 May 2002
09:31
Regulatory News Service
English
(c) 2002

.

Tesco PLC

15 May 2002

Tesco PLC ("the Company")

Tesco PLC announces that it was notified on 15 May that on 14 May the Tesco

Employees Share Scheme Trustees Limited purchased 1,824,813 Ordinary Shares of 5

pence each in the Company at an average price of 259.928p.

Enquiries:

J W McDowall Esq

Assistant Company Secretary Tesco PLC Tel:-(01992) 644017

This information is provided by RNS

The company news service from the London Stock Exchange

END

'MSCGUUBPAUPPUBA.

Document rns0000020020515dy5f003jv

REG-Tesco PLC Hldg by Employee Share Scheme.

132 words
14 May 2002
11:04
Regulatory News Service
English

Tesco PLC

14 May 2002

14 May 2002

Tesco PLC ("the Company")

Tesco PLC announces that it was notified on 13 May that on 10 May the Tesco

Employees Share Scheme Trustees Limited purchased 1,000,000 Ordinary Shares of 5 pence each in the Company at an average price of 263.353p. Tesco PLC also announces that it was notified today that on 13 May the Tesco Employees Share Scheme Trustees Limited purchased 1,500,000 Ordinary Shares of 5 pence each in the Company at an average price of 262.897p.

Enquiries:

J W McDowall Esq

Assistant Company Secretary Tesco PLC Tel:-(01992) 644017

END

This information is provided by RNS

The company news service from the London Stock Exchange

END

'MSCGUUPUAUPPGGC.

Document rns0000020020514dy5e00813

REG-Tesco PLC Director Shareholding.

119 words

13 May 2002

16:38

Regulatory News Service

English

(c) 2002

.

Tesco PLC 13 May 2002

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was informed today that the Directors below were appropriated shares on 10th May 2002, at a price of 263.50p per share, under the Company's Employee

Profit Sharing Scheme.

Director	Number of Shares
R S Ager	3,036
P A Clarke	3,036
J Gildersleeve	3,036
A T Higginson	3,036
T P Leahy	3,036
T J R Mason	3,036
D T Potts	3,036
D E Reid	3,036

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

'RDSAJMFTMMJBBAT.

Document rns0000020020513dy5d00id6

REG-Tesco PLC Director Shareholding.

85 words
10 May 2002
16:10
Regulatory News Service
English

.

Tesco PLC 10 May 2002

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was informed today that the Trustees of a Family Trust, of which MR T J R Mason is a beneficiary, have today sold 95,803 Ordinary shares of 5p each in the Company at a price of 265.75p per share.

Enquiries: J A Bailey

Deputy Secretary
Tesco PLC
Tel: 01992 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSAMMFTMMMBBLT.

Document rns0000020020510dy5a00g7q

REG-Tesco PLC Director Shareholding.

155 words
9 May 2002
10:07
Regulatory News Service
English

Tesco PLC 9 May 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 8th May 2002, 203,240 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J A Gardiner, J Gildersleeve, A T Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 203,240 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSALMMTMMMMBAT.

Document rns0000020020509dy590060p

REG-Tesco PLC Doc re. Pricing Supplement.

113 words
8 May 2002
16:49
Regulatory News Service
English
(c) 2002

.

Tesco PLC 8 May 2002

Doc Re Euro 500,000,000 5.25 per cent. Notes due 2007 - ISIN: XS0146634521

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business

hours of this notice being given).

This information is provided by RNS

The company news service from the London Stock Exchange

END

'DOCQVLFBLEBZBBB.

Document rns0000020020508dy5800id7

REG-Tesco PLC Director Shareholding.

133 words

7 May 2002

14:00

Regulatory News Service

English

(c) 2002

Tesco PLC 7 May 2002

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

Tesco PLC has today been notified that on 3rd May 2002 the Trustees of the Tesco Employee Share Ownership Plan purchased Ordinary Shares of 5 pence each in the

Company at a price of 258.5p per share on behalf of the Directors below :

Director	Number of Shares
R S Ager	43
P A Clarke	43
J Gildersleeve	43
A Higginson	43
T P Leahy	43
T J R Mason	86 (includes 43 shares in the name of Mrs Fiona Mason)
D T Potts	43
D E Reid	43

Enquiries:

J A Bailey

Deputy Secretary

Tesco PLC

Tel: 01992 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSARMJTMMAMBLT.

Document rns0000020020507dy5700c6z

REG-Tesco PLC Director Shareholding.

91 words
1 May 2002
16:08
Regulatory News Service
English
(c) 2002

Tesco PLC 1 May 2002

Tesco PLC ("the Company")

DIRECTORS' SHAREHOLDINGS

The Director shown below received Ordinary Shares of 5p each on 30 April 2002,

released through the Tesco Executive Incentive Scheme at 260.75p per share.

Director	Year of Scheme	Number of Shares
A T Higginson	Long Term 1998	11,386
	Short Term 2000	47,522

Enquiries: J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel: 01992 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSABMFTMMMMBRT.

Document rns0000020020501dy5100ha9

REG-Tesco PLC Director Shareholding.

155 words
1 May 2002
16:06
Regulatory News Service
English
(c) 2002

Tesco PLC 1 May 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 1st May 2002, 92,654 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J A Gardiner, J Gildersleeve, A T Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 92,654 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSABMFTMMMMBAT.

Document rns0000020020501dy5100h4s

REG-Tesco PLC Director Shareholding.

143 words

1 May 2002

16:06

Regulatory News Service

English

(c) 2002

Tesco PLC 1 May 2002

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Directors listed below were allocated the following shares on 30 April 2002 under the Company's Executive Incentive Scheme at a price of 260.75p per share (closing price 29/4/02). The entitlement to receive these shares is based on

details which are contained in the Tesco PLC Report and Accounts for 2002.

Director	No. of shares Allocated
R S Ager	55,536
P A Clarke	5,484
J Gildersleeve	71,832
A T Higginson	14,017
T P Leahy	82,805
T J R Mason	48,176
D T Potts	19,550
D E Reid	76,020

Enquiries: J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel: 01992 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSABMFTMMMMBIT.

Document rns0000020020501dy5100h4q

REG-Tesco PLC Holding(s) in Company.

98 words
29 April 2002
16:43
Regulatory News Service
English
(c) 2002

.

Tesco PLC 29 April 2002

Tesco PLC (the "Company")

DISCLOSURE OF INTEREST IN SHARES

Further to the announcement on 24 April 2002 (RNS Number 0329V), the Company received notification today that as at the close of business on 25 April 2002, Lehman Brothers International (Europe) no longer have a notifiable interest in the Ordinary shares of 5p each of the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632 222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'HOLILMFTMMITBBT.

Document rns0000020020429dy4t00jwr

REG-Tesco PLC Holding(s) in Company.

128 words
24 April 2002
15:43
Regulatory News Service
English

Tesco PLC 24 April 2002

Tesco PLC (the "Company")

DISCLOSURE OF INTEREST IN SHARES

The Company was informed on 23 April 2002 that Lehman Brothers International (Europe) had an interest in 576,808,551 Ordinary shares of 5p each of the Company. This represents 8.32% of the share capital of the Company.

The Company has been advised by Lehman Brothers (Europe) that their interest results from a short term stock lending transaction. Lehman Brothers (Europe) have informed the Company of their intention to unwind this position over the next few days.

Enquiries:

Steven Butler Esq Investor Relations Director Tesco PLC

Tel:- (01992) 644800

This information is provided by RNS

The company news service from the London Stock Exchange

END

'HOLIIMATMMITBMT.

Document rns0000020020424dy4o00go2

REG-Tesco PLC Director Shareholding.

155 words
24 April 2002
15:08
Regulatory News Service
English

Tesco PLC 24 April 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 24th April 2002, 128,503 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J A Gardiner, J Gildersleeve, A T Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 128,503 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSIIMATMMMTBRT.

Document rns0000020020424dy4o00ffm

REG-Tesco PLC Director Shareholding.

155 words
17 April 2002
16:57
Regulatory News Service
English
(c) 2002

Tesco PLC 17 April 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 17th April 2002, 145,716 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J A Gardiner, J Gildersleeve, A T Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 145,716 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSIRMFTMMABBIT.

Document rns0000020020417dy4h00ioe

REG-Tesco PLC Director Shareholding.

122 words

16 April 2002

11:14

Regulatory News Service

English

(c) 2002

Tesco PLC 16 April 2002

Tesco PLC ("the Company")

DIRECTORS' SHAREHOLDINGS

The Directors below were granted options on 15 April 2002, at a price of 259p per share, under the Company's Executive Share Option Scheme:

Director	No. of Shares
R S Ager	321,236
P A Clarke	328,185
J Gildersleeve	425,483
A T Higginson	358,301
T P Leahy	642,471
T J R Mason	358,301
D T Potts	328,185
D E Reid	498,069

The options are exercisable from 15 April 2005.

Enquiries:

J A Bailey Esq
Deputy Secretary
Tesco PLC
Tel: 01992 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSIFMBTMMBBBJT.

Document rns0000020020416dy4g007pu

REG-Tesco PLC Director Shareholding.

78 words

15 April 2002

16:54

Regulatory News Service

English

(c) 2002

Tesco PLC 15 April 2002

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was informed that Mrs Fiona Mason, wife of Mr T J R Mason, Director, has today sold 12,468 Ordinary shares of 5p each in the Company at a price of 262.75p.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel: 01992 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSIAMFTMMABBTT.

Document rns0000020020415dy4f00i7m

REG-Tesco PLC Dividend.

62 words

15 April 2002

16:19

Regulatory News Service

English

(c) 2002

Tesco PLC 15 April 2002

DIVIDEND DETAILS SECURITY TITLE *ADR (3:1)

```
MNEMONIC CODE            *37IS
SEDOL CODE               *2-884-514
DIVIDEND AMOUNT          *Info n/a
```

PROVISIONAL EX DATE *17-04-02

```
RECORD DATE              *19-04-02
PAYMENT DATE             *08-07-02
```

NOTES *

This information is provided by RNS

The company news service from the London Stock Exchange

DVDMGGMDVKZGZZM.

Document rns0000020020415dy4f00gz9

REG-Tesco PLC Director Shareholding.

210 words

11 April 2002

17:31

Regulatory News Service

English

Tesco PLC 11 April 2002

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company has been notified today that on 10 April 2002, the Directors listed below were allocated at a price of 248p per share, share entitlements under the Company's Executive Incentive Scheme, which comprises both long term and short term share bonuses. The entitlement to receive these shares is based on performance criterion, details of which are contained in the Tesco PLC Report

and Accounts for 2002.

Director	Short Term	Short Term Matching	Long Term	Total Entitlement
Granted				
T P Leahy	220,077	110,039	218,400	548,516
D E Reid	170,613	85,306	169,313	425,232
R S Ager	110,039	55,019	109,200	274,258
P A Clarke	112,419	56,210	111,563	280,192
J Gildersleeve	145,748	72,874	144,638	363,260
A T Higginson	122,735	61,368	121,800	305,903
T J R Mason	122,735	61,368	121,800	305,903

D T Potts 280,192	112,419	56,210	111,563

Enquiries: J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel: 01992 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSIBMRTMMTBBLT.

Document rns00000200204 11dy4b00j4x

REG-Tesco PLC Director Shareholding.

155 words
10 April 2002
15:00
Regulatory News Service
English
(c) 2002

Tesco PLC 10 April 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 10th April 2002, 362,091 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J A Gardiner, J Gildersleeve, A T Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 362,091 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSIMMITMMABBLT.

Document rns00000200204l0dy4a00ecp

REG-Tesco PLC Dividend.

72 words

10 April 2002

07:35

Regulatory News Service

English

(c) 2002

Tesco PLC 10 April 2002

FINAL DIVIDEND SECURITY TITLE *Ord Shs

MNEMONIC CODE	*TSCO
SEDOL CODE	*884-709
DIVIDEND AMOUNT	*3.93p
TOTAL	*5.6p
PERIOD	*52 weeks ended 23-02-02

PROVISIONAL EX DATE *17-04-02

RECORD DATE	*19-04-02
PAYMENT DATE	*28-06-02

NOTES *Scrip option available

This information is provided by RNS

The company news service from the London Stock Exchange

DVDZGGMDNGDGZZG.

Document rns0000020020410dy4a001e1

REG-Tesco PLC Final Results.

4,331 words
10 April 2002
07:15
Regulatory News Service
English

Tesco PLC

10 April 2002

TESCO PLC

PRELIMINARY STATEMENT OF RESULTS

52 WEEKS ENDED 23 FEBRUARY 2002

'WINNING AT HOME AND ABROAD'

Terry Leahy, Chief Executive, comments:

"This year marks the arrival of Tesco as an international group with market

leading positions in five of our nine countries and 65,000 staff overseas. Our success is underpinned by the strength of our core UK business, and growth in all parts of our strategy which moves UK profit growth of 10.3% to a group profit growth of 14.1%. We continue to deliver great value for customers in

every community in which we operate".

HIGHLIGHTS

- GROUP SALES UP 12.7% AND PRE-TAX PROFITS* OF #1.2bn, UP 14.1%

-INTERNATIONAL PROFITS UP 60.8% TO #119m - CREATED A FURTHER 20,000 JOBS WORLD-WIDE WITH A FURTHER 21,000 TO COME

THIS YEAR

-TESCO PERSONAL FINANCE ACHIEVES #40m PRE-TAX PROFIT. TESCO SHARE IS #20M,

UP FROM #3M LAST YEAR

GROUP

- SALES UP 12.7% TO #25.7bn - ADJUSTED DILUTED EPS* UP 13.9% TO 12.14p - FULL YEAR DIVIDEND UP 12.4% TO 5.60p

UK

- SALES UP 9.1% TO #21.7bn - LIKE FOR LIKE GROWTH OF 6.2%, INCLUDING STRONG VOLUME OF 6.8% - A FURTHER 9,000 JOBS CREATED

INTERNATIONAL

- TOTAL INTERNATIONAL SALES UP 37.4% TO #4.0bn - TOTAL INTERNATIONAL PROFIT UP 60.8% TO #119m - 65,000 STAFF OVERSEAS INCLUDING A FURTHER 12,000 JOBS CREATED IN THE YEAR - ON TRACK TO DELIVER OUR TARGETED RETURNS

* Excluding net loss on disposal of fixed assets and goodwill amortisation. FINANCIAL

Group sales including VAT increased by 12.7% to #25.7bn (2001 - #22.8bn).

Group profit before tax increased by 14.1% to #1,221m, excluding the net loss on disposal of fixed assets and goodwill amortisation.

UK sales grew by 9.1% to #21.7bn (2001 - #19.9bn) of which 6.2% came from existing stores and 2.9% from net new stores. Existing store growth has been driven by strong volumes of 6.8%.

UK operating profit was 10.3% higher at #1,213m (2001 - #1,100m). The operating margin remained flat at 6.0%.

Total international sales grew by 37.4% to #4.0bn and contributed #119m to profits, up 60.8% on last year.

In The Rest of Europe sales rose by 25.6% to #2.5bn (2001 - #2.0bn) and contributed an operating profit of #90m, up 28.6% on last year.

In Asia sales were up 62.6% to #1.5bn and we made an operating profit of #29m up 625% on last year. Operating profits in Thailand and South Korea have been partly offset by start-up losses in Taiwan.

Total joint ventures' profit for the year was #42m compared to #21m last year. Within this our share of Tesco Personal Finance pre tax profit was #20m, up from #3m last year.

Tesco.com continues to expand world-wide and we now operate in four countries. Tesco.com is now profitable (excluding USA start-up costs) and we achieved sales of #356m, up over 50% on last year.

Net interest payable was #153m (2001 - #125m).

Tax has been charged at an effective rate of 30.9% (2001 - 31.6% #). Prior to accounting for the net loss on disposal of fixed assets and goodwill amortisation, our underlying tax rate was 30.4% (2001 - 31.1%#).

Adjusted diluted earnings per share increased by 13.9% to 12.14p (2001 - 10.66p #).

The Board has proposed a final dividend of 3.93p (2001 - 3.50p). This together with the interim dividend of 1.67p (2001 - 1.48p) gives a total dividend of 5.60p (2001 - 4.98p). This represents an increase of 12.4% on last year and dividend cover of 2.17 times. The final dividend will be paid on 28 June 2002 to shareholders on the Register of Members at the close of business on 19 April 2002. Shareholders will continue to have the right to receive the dividend in the form of fully paid ordinary shares instead of cash. The first day of dealing in the new shares will be on 28 June 2002. Group capital expenditure for the year was #2.0bn (2001 - #1.9bn). UK capital expenditure was #1.3bn, including #219m of lease buybacks and freehold purchases, #498m on new stores and #270m on extensions and refits. Total international capital expenditure was #751m including #426m in Asia and #325m in Europe. We forecast group capital expenditure to be #2.0bn for 2002/03.

Net debt at the year end increased by #756m to #3.6bn (Feb 2001 - #2.8bn), with gearing increased to 64% (Feb 2001 - 56% #).

FRS 17 - Retirement Benefits. We seek to give our employees the certainty and security for their retirement that they deserve, whilst trying to protect the group and its shareholders from open-ended liabilities.

To this end, and in stark contrast to many other employers, in the last year we have moved 59,000 employees who were on a defined contribution scheme onto a defined benefits scheme. This scheme is based on career average earnings, rather than final salary, so that each year, the company knows what liability it has to fund. In this way, we believe we offer an industry leading benefit to our employees, whilst allowing us to manage the group's exposure.

Our scheme has 117,000 members. It is a large scheme, but with 9,000 pensioners, it is a very young scheme. Pension contributions far outweigh pension payments and will continue to do so for many years.

FRS17, will be fully adopted by UK companies over the next two years. This accounting standard gives rise to a notional surplus or deficit based on certain required parameters.

At February 2002, the notional deficit was #127m (a gross deficit of #184m offset by a deferred tax asset of #57m). This figure includes the #53m deficit which is already being funded. We will not account for the profit and loss effect until 2003/04. If we were to do this today, any charge would have been less than #10m in the year.

Whatever notional numbers are reported under FRS17, we remain committed to funding decisions based on our actuarial valuation, undertaken every 3 years and to balance the financial security of employees with the needs of the group and its shareholders.

STRATEGY

Our strategy is delivering outstanding results. The four key elements of our strategy remain the same:-.

- Core UK Business;
- Non-food;
- Retailing Services; and
- International.

CORE UK BUSINESS

The UK remains our core market. We have continued to gain customers from all our

competitors and we have increased our food market share to 16.7%.

This year we invested a further #280m in price. Price comparisons on over 70% of everything we sell show we offer the cheapest products for our customers compared with our major competitors. We have improved our price position against every major retailer more than in any other year.

We have seen UK sales grow by 9.1% in the year including 6.8% volume, contributing to compound growth of 24% over the last five years. We finished the year strongly and quarter four sales volumes were the strongest for that period in any of the last five years.

We have further improved Clubcard giving more choice than ever with the introduction of Air Miles. In the first two weeks of this initiative we have attracted an additional 30,000 new customers.

Our Step Change programmes are key to the success of our strategy. We continue to innovate ensuring that efficiency savings are passed on to our customers. Last year, we exceeded our expectations with over #200m of savings and we anticipate a further #180m this year.

Our world leading Continuous Replenishment system is one of the key drivers of our Step Change programme. It reduces order lead times, makes orders more accurate and improves product availability, allowing us to serve customers better.

Our development programme in the UK remains strong. Last year we opened 55 new stores including 30 Expresses and 1.3m sq. ft. of new space. We plan to open a further 75 new stores including 48 Expresses this year, and over 1.5m sq. ft. of new space.

Our refresh and extension programme will improve 200 stores in the coming year. This is enhancing our UK store portfolio and is a key driver of growth.

We try to ensure that our stores reflect the communities in which they operate. Our corporate social responsibility programme includes:-

- Computers for Schools; - A range of innovative recycling schemes; - Local sourcing initiatives to help farmers; - Support for a nominated charity of the year; and

- Sponsoring Race for Life.

We take pride in our 13 regeneration schemes, which are bringing investment to areas of urban renewal. Our first three sites have created over 1,000 jobs for the long-term unemployed across the UK.

NON-FOOD

We have made excellent progress in non-food this year. We now have over 4%

market share, putting us on track to go through our target of 6%.

In a year when sales were up 18%, some of the highlights have been:-

- Becoming market leader in volume sales for Health and Beauty;

- Growing our home entertainment business by over 80%;

- The successful launch of non-food value lines; and

- The purchase of a majority stake in The Nutri Centre, the UK's leading complementary medicine retailer.

RETAILING SERVICES

Tesco Personal Finance has achieved outstanding profits of #40m, up from #6m last year.

Tesco Personal Finance is popular, because it brings outstanding value and excellent customer service. There is further opportunity for all our products as we continue to develop the brand.

Tesco.com now operates successfully in the UK, Republic of Ireland, South Korea and in the USA through Safeway Inc shops.

Our UK grocery homeshopping business covers 95% of the population and goes from strength to strength. Weekly orders are over 85,000 and we have achieved more than a 50% sales increase last year. Tesco.com has now moved into profit (excluding USA start-up costs).

INTERNATIONAL

Our strategy of building a profitable international business of scale is clearly working and we see further opportunity looking forward. We have delivered strong growth with sales up 37.4% to #4.0bn and profits up 60.8% to #119m. We are on track to deliver our targets, and we are hypermarket leader in Thailand, Hungary, the Czech Republic, the Slovak Republic and the Republic of Ireland.

Last year we opened 16 hypermarkets in Europe and 18 in Asia, taking our total number to 102. We now have 42% of group space overseas, putting us on track to have the same international space as in the UK by 2003/04.

In Hungary, our lead country in Europe, we have hypermarket leadership and continue to trade well. Sales grew by 49% including like for like sales of 9%. We opened six stores last year, and are planning to open a further six in the next twelve months. We will also open a state of the art distribution centre at Herceghalom in June this year. Poland has moved into profit, despite tough economic conditions, which is a credit to the skills of the local management team. With 14 hypermarkets, its profitability is in line with the Hungarian business at the same stage.

Total sales are up 38% and we will open a further 3-4 stores per year despite an environment of tougher planning controls.

In the Czech and Slovak Republics we are delighted with the substantial profit increase in both markets. Like for like sales have slowed against tough comparatives but gross margin has grown substantially as we have eliminated high volume unprofitable promotions.

In the Republic of Ireland we are seeing continued sales and profit growth and we opened four new stores last year. An industrial dispute hit the business during the year and was quickly settled. Since then trade has recovered strongly to expected levels and quarter four sales were 10% up on last year.

Planning regulations have now become clearer, and looking forward we are excited by the future opportunities to open more successful stores.

In Thailand we are clear market leader with 33 hypermarkets of which 16 are in Bangkok. We are completing a trial of our Express store format and further developments this year will include an innovative up-country hypermarket format and further development of financial services.

In Korea we are a year ahead of our profit plan. Korea has the potential to become a significant engine of growth for the group. We opened seven stores last year, including our first in Seoul.

Returns are ahead of schedule in our early stores which opened in 2000 and as a result our cash returns are ahead of plan.

In Taiwan we have three stores open and are incurring start-up losses. Our latest store is trading successfully in Taoyuan. We expect to add another hypermarket at the end of the year.

In Malaysia we have announced that we will open four stores from a standing start. Our first store opens in May at Puchong, with a further three this year and we already have planning permission for a further two stores next year.

CONCLUSION

These results demonstrate the fruits of our strategy that was laid out five years ago and will provide strong future growth.

We have:-

- Arrived as a major international group, with eight of our nine businesses

now profitable and increased overseas profits by 60.8%;

- Strengthened our lead in the UK, growing food market share to 16.7%;

- Rapidly grown our UK non-food business by 18% in the year; and

- Achieved a sevenfold increase in Tesco Personal Finance profits.

Restated due to the adoption of Financial Reporting Standard 19,

"Accounting for Deferred Tax"

-ends-

Contacts

Analysts Steven Butler
01992 644800
Lucy Cross
01992 646663
Press Chris Leake
01992 646869

Angus Maitland - The Maitland Consultancy 0207 3795151. This document is available via the Internet at http:/ www.tesco.com

Today there will be an analysts meeting at 9.00am and a press conference at 12.30pm both at The Cafe Royal, 68 Regent Street, London W1B 5EL

TESCO PLC

GROUP PROFIT AND LOSS ACCOUNT

Restated #

2002
2001 Increase
52 weeks ended 23 February 2002 Note
#m
#m %
Total Group sales
25,805
22,881

Share of joint ventures' sales
(151)
(108)
Sales at Net Selling Prices 2
25,654
22,773 12.7%
Turnover excluding value added tax 2
23,653
20,988 12.7%
- Normal operating expenses
(22,273)
(19,770)
- Employee profit sharing
(48)
(44)
- Goodwill amortisation
(10)
(8)
Operating profit 3
1,322
1,166 13.4%
Share of operating profit of joint ventures and associates
42
21
Net loss on disposal of fixed assets
(10)
(8)
Profit on ordinary activities before interest and taxation
1,354
1,179 14.8%
Net interest payable
(153)
(125)

Profit on ordinary activities before taxation 1,201 1,054 13.9%. Profit before net loss on disposal of fixed assets and

Goodwill amortisation
1,221
1,070 14.1%
Net loss on disposal of fixed assets
(10)
(8)
Goodwill amortisation
(10)
(8)
Tax on profit on ordinary activities
(371)
(333)
Profit on ordinary activities after taxation
830
721 15.1%
Minority interests
-
1
Profit for the financial year
830
722 15.0%
Dividends

(390)
(340)
Retained profit for the financial year
440
382

Restated #

Pence
Pence
Earnings per share 5
12.05
10.63
Adjusted for net loss on disposal of fixed assets after taxation
0.14
0.12
Adjusted for goodwill amortisation
0.14
0.12
Adjusted earnings per share 5
12.33
10.87 13.4%
Diluted earnings per share 5
11.86
10.42
Adjusted for net loss on disposal of fixed assets after taxation
0.14
0.12
Adjusted for goodwill amortisation
0.14
0.12
Adjusted diluted earnings per share 5
12.14
10.66 13.9%
Dividend per share
5.60
4.98 12.4%

Dividend cover (times) 2.17 2.14. # Restated as a consequence of adopting FRS 19 "Deferred Tax"

TESCO PLC GROUP BALANCE SHEET

Restated

2002
2001
As at 23 February 2002 Note
#m
#m

Fixed assets

Intangible assets
154
154
Tangible assets

11,032
9,580
Investments
69
101

Investments in joint ventures

Share of gross assets 1,480
1,283
Less: share of gross liabilities (1,266)
(1,094)
Goodwill 18
14

232
203
Investments in associated undertakings
16
-

11,503
10,038

Current assets

Stocks 4
929
838
Debtors
454
322
Investments
225
255
Cash at bank and in hand
445
279

2,053
1,694
Creditors: falling due within one year
(4,809)
(4,389)
Net current liabilities
(2,756)
(2,695)
Total assets less current liabilities
8,747
7,343
Creditors: falling due after more than one year
(2,741)
(1,927)
Provisions for liabilities and charges
(440)
(402)
Total net assets
5,566
5,014

Capital and Reserves

Called up share capital
350
347
Share premium account
2,004
1,870
Other reserves
40
40
Profit and loss account
3,136
2,721
Equity shareholders' funds
5,530
4,978
Minority interests
36
36

Total capital employed 5,566 5,014. TESCO PLC GROUP CASH FLOW STATEMENT

2002 2001
52 weeks ended 23 February 2002
Note
#m #m
Net cash inflow from operating activities
6
2,038 1,937

Dividends from joint ventures and associates

Income received from joint ventures
15 -

Returns on investments and servicing of finance

Interest received
44 49
Interest paid
(232) (206)
Interest element of finance lease rental payments
(4) (4)
Net cash outflow from returns on investments and servicing of finance
(192) (161)
Taxation
(378) (272)

Capital expenditure and financial investment

Payments to acquire tangible fixed assets
(1,877) (1,953)
Receipts from sale of tangible fixed assets

42 43
Purchase of own shares
(85) (58)
Net cash outflow from capital expenditure and financial investment
(1,920) (1,968)

Acquisitions and disposals

Purchase of subsidiary undertakings
(31) (41)
Invested in joint ventures
(46) (35)
Invested in associated undertakings and other investments
(19) -
Net cash outflow from acquisitions and disposals
(96) (76)
Equity dividends paid
(297) (254)
Cash outflow before use of liquid resources and financing
(830) (794)

Management of liquid resources

Decrease in short-term deposits
27 -

Financing

Ordinary shares issued for cash
82 88
Increase in other loans
916 928
New finance leases
- 13
Capital element of finance leases repaid
(24) (46)
Net cash inflow from financing
974 983

Increase in cash 171 189. TESCO PLC GROUP CASH FLOW STATEMENT (continued)

2002 2001
52 weeks ended 23 February 2002
Note
#m #m

Reconciliation of net cash flow to movement in net debt

Increase in cash
171 189
Cash inflow from increase in debt and lease financing
(892) (895)
Cash used to increase liquid resources
(27) -
Amortisation of 4% unsecured deep discount loan stock, RPI bond and LPI bond

(14) (7)
Other non-cash movements
(12) (8)
Foreign exchange differences
18 (23)
Increase in net debt
(756) (744)
Opening net debt
7
(2,804) (2,060)
Closing net debt
7
(3,560) (2,804)

TESCO PLC GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

Restated

2002
2001
52 weeks ended 23 February 2002
#m
#m
Profit for the financial year
830
722
Gain/(loss) on foreign currency net investments
12
(2)
Total recognised gains and losses relating to the financial year
842
720
Prior year adjustment - note 1
(45)

Total recognised gains and losses since last annual report 797. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

Restated

2002
2001
52 weeks ended 23 February 2002
#m
#m
Profit for the financial year
830
722
Dividends
(390)
(340)

440
382
Gain/(loss) on foreign currency net investments
12
(2)
New share capital subscribed less expenses

45

110

Payment of dividends by shares in lieu of cash

55

52

Net addition to shareholders' funds

552

542

Opening shareholders' funds

4,978

4,436

Closing shareholders' funds

5,530

4,978

TESCO PLC

NOTES TO THE ACCOUNTS

Note 1 Accounting policies

These financial statements have been prepared using the accounting policies set out in the Annual Report and Financial Statements 2001 with the exception of the policy on deferred tax. Financial Reporting Standard (FRS) 19 ' Deferred Tax' has been adopted with effect from 25 February 2001. FRS 19 requires that deferred tax be recognised in respect of all timing differences that have originated, but not reversed, by the balance sheet date. Prior to 25 February 2001 the Group's accounting policy was to provide for the deferred tax which was likely to be payable or recoverable. The prior year comparatives have been restated to comply with FRS 19. The effect is to reduce profit after tax by #45m from #766m to #721m and to reduce opening net assets by #333m from #4,769 to #4,436m. Earnings per share have been restated from 11.29p to 10.63p and adjusted diluted earnings per share from 11.31p to 10.66p.

The Group also adopted the transitional disclosure requirements of FRS 17. Had it been adopted fully this year, a post-tax shortfall of post-retirement pension and healthcare assets over the respective liabilities amounting to #127m would have been recognised. FRS 17 would not have resulted in any significant change to current earnings.

Note 2 Group turnover analysis

2002

2001 Increase

52 weeks ended 23 February 2002

#m

#m %

Turnover (inc VAT)

UK
21,685
19,884 9.1%
Rest of Europe *
2,475
1,970 25.6%
Asia *
1,494
919 62.6%
Group
25,654
22,773 12.7%

Turnover (ex VAT)

UK
20,052
18,372 9.1%
Rest of Europe *
2,203
1,756 25.5%
Asia *
1,398
860 62.6%
Group
23,653
20,988 12.7%

Note 3 Group operating profit analysis

2002
2001 Increase

#m
#m %
UK
1,213
1,100 10.3%
Rest of Europe
90
70 28.6%
Asia
29
4 625.0%

1,332
1,174 13.5%
Goodwill amortisation
(10)
(8) 25.0%
Operating profit
1,322
1,166 13.4%
UK operating margin
6.0%

6.0%

* Results for Rest of Europe and Asia are for the year ended 31 December 2001,

with the exception of the Republic of Ireland which is to 23 February 2002.

TESCO PLC

NOTES TO THE ACCOUNTS (continued)

Note 4 Stocks

Stocks comprise goods held for resale of #908m (2001 - #814m) and development

property of #21m (2001 - #24m). Note 5 Earnings per share and diluted earnings per share

The calculation of earnings, including and excluding net loss on disposal of fixed assets and goodwill amortisation, is based on the profit for the period of #830m (2001 - #722m restated).

For the purpose of calculating earnings per share, the number of shares is the weighted average in issue during the 52 weeks of 6,887m (2001 - 6,792m).

	52 weeks 2002	52 weeks 2001
	Million	Million
Weighted average number of diluted share options	114	134
Weighted average number of shares in issue in the period	6,887	6,792
Total number of shares for calculating diluted earnings per share	7,001	6,926

Note 6 Reconciliation of operating profit to net cash inflow from operating activities

52 weeks 2002

	52 weeks 2001	
	#m	#m
Operating profit	1,322	1,166
Depreciation and amortisation	534	476
Increase in goods held for resale	(93)	(174)
Decrease in development property	4	82
Increase in debtors	(88)	(72)
Increase in trade creditors	292	287
Increase in other creditors	67	172
Decrease in working capital	182	295

Net cash inflow from operating activities 2,038 1,937.

TESCO PLC

NOTES TO THE ACCOUNTS (continued)

Note 7 Analysis of changes in net debt

	At 24 Feb 2001	Cash flow	Other non cash changes	Exchange movements	At 23 Feb 2002
	#m	#m	#m	#m	#m
Cash at bank and in hand	279	163	-	3	445
Overdrafts	(8)	8	-	-	-
	271	171	-		

				3	445
Money market investments and deposits	255	(27)	-	(3)	225
Bank and other loans	(1,381)	105	(200)	2	(1,474)
Finance leases	(24)	24	(15)	-	(15)
Debt due within one year	(1,405)	129	(215)	2	(1,489)
Bank and other loans	(1,908)	(1,021)	186	16	(2,727)
Finance leases	(17)	-	3	-	(14)
Debt due after one year	(1,925)	(1,021)	189	16	(2,741)
	(2,804)	(748)	(26)	18	(3,560)

Note 8 Financial Statements

The financial statements do not constitute statutory accounts. The results for the 52 weeks ended 23 February 2002 are extracts from the Group accounts for that period, which will be delivered to the Registrar of Companies in due course and on which the auditors have given an unqualified report which does not contain a statement under Section 237(2) or (3) of the Companies Act 1985. The results for the 52 weeks ended 24 February 2001 have been extracted from the statutory accounts for that period, which have been delivered to the Registrar of Companies and on which the auditors have given an unqualified report which did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

Note 9 Annual Review

Copies of the 2002 Annual Review and Summary Financial Statements will be sent to shareholders. Copies of the 2002 Annual Accounts will be sent to shareholders who have requested them. Copies of both documents will be available late May 2002 from the Company Secretary, Tesco PLC, PO Box 18, Delamare Road, Cheshunt, Waltham Cross, Hertfordshire, EN8 9SL. These documents will also be available on the internet at www.tesco.com

Note 10 AGM

The Annual General Meeting will be held at the Royal Lancaster Hotel, Lancaster

Terrace, London W2 2TY on Friday 14 June 2002 at 11am.

This information is provided by RNS

The company news service from the London Stock Exchange

END

FR 'BKCKKKBKBKQK.

Document rns0000020020410dy4a000rt

REG-Tesco PLC Director Shareholding.

133 words
8 April 2002
15:59
Regulatory News Service
English
(c) 2002

Tesco PLC 8 April 2002

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

Tesco PLC has today been notified that on 5th April 2002 the Trustees of the Tesco Employee Share Ownership Plan purchased Ordinary Shares of 5 pence each in

the Company at a price of 247.5p per share on behalf of the Directors below :

Director	Number of Shares	
R S Ager	44	
P A Clarke	44	
J Gildersleeve	44	
A Higginson	44	
T P Leahy	44	
T J R Mason	88	(includes 44 shares in the name of Mrs Fiona Mason)
D T Potts	44	
D E Reid	44	

Enquiries:

J A Bailey

Deputy Secretary

Tesco PLC

Tel: 01992 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSIPMATMMAMBRT.

Document rns0000020020408dy4800go1

REG-Tesco PLC Notice of Results.

68 words
4 April 2002
14:47
Regulatory News Service
English
(c) 2002

04 JAN 20 AM 7:21

Tesco PLC 4 April 2002

TESCO PLC

Preliminary Results 2002

As a mark of respect for the Royal Family the Tesco PLC preliminary results announcement due to take place on Tuesday 9 April 2002 will now be held the following day Wednesday 10 April 2002.

This information is provided by RNS
The company news service from the London Stock Exchange

END

'NORBSGDSRSGGGDS.

Document rns0000020020404dy44005k9

REG-Tesco PLC Director Shareholding.

155 words
3 April 2002
15:58
Regulatory News Service
English
(c) 2002

Tesco PLC 3 April 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 3rd April 2002, 94,798 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, P A Clarke, J A Gardiner, J Gildersleeve, A T Higginson, T P Leahy, T J R Mason, D T Potts, D E Reid, who are beneficiaries of the trust, ceased to have an interest in the 94,798 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

'RDSIJMATMMAMBAT.

Document rns0000020020403dy4300h4p

REG-Tesco PLC Director Shareholding.

91 words

28 March 2002

16:47

Regulatory News Service

English

(c) 2002

Tesco PLC 28 March 2002

TESCO PLC

DIRECTORS SHAREHOLDINGS

The Company was informed that Mrs Fiona Mason, wife of Mr T J R Mason, Director, today exercised options over 12,468 Ordinary shares of 5p each in the Company under the Tesco Savings-Related Share Option Scheme (1981) at an option price of 83p per share.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC

Tel: 01992 632 222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSJPMFTMMITBAT.

Document rns0000020020328dy3s00j4y

REG-Tesco PLC Director Shareholding.

155 words

28 March 2002

16:44

Regulatory News Service

English

Tesco PLC 28 March 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 28th March 2002, 186,215 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, P A Clarke, J A Gardiner, J Gildersleeve, A T Higginson, T P Leahy, T J R Mason, D T Potts, D E Reid, who are beneficiaries of the trust, ceased to have an interest in the 186,215 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSJPMFTMMITBJT.

Document rns0000020020328dy3s00izh

REG-Tesco PLC Director Shareholding.

153 words
20 March 2002
16:16
Regulatory News Service
English

Tesco PLC 20 March 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 20th March 2002, 158,296 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 158,296 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSJMMFTMMBTBAT.

Document rns0000020020320dy3k00hr4

REG-Tesco PLC Director Shareholding.

153 words
14 March 2002
16:54
Regulatory News Service
English
(c) 2002

Tesco PLC 14 March 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 13th March 2002, 357,190 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 357,190 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

'RDSJIMFTMMABBJT.

Document rns0000020020314dy3e00j4x

REG-Tesco PLC Director Shareholding.

132 words

11 March 2002

12:23

Regulatory News Service

English

(c) 2002

Tesco PLC 11 March 2002

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

Tesco PLC has today been notified that on 8th March 2002 the Trustees of the Tesco Employee Share Ownership Plan purchased Ordinary Shares of 5 pence each in

the Company at a price of 242p per share on behalf of the Directors below :

Director	Number of Shares	
R S Ager	46	
P A Clarke	46	
J Gildersleeve	46	
A Higginson	46	
T P Leahy	46	
T J R Mason	92	(includes 46 shares in the name of Mrs Fiona Mason)
D T Potts	46	
D E Reid	46	

Enquiries:

J W McDowall

Assistant Secretary

REG-Tesco PLC Director Shareholding.

155 words
6 March 2002
16:08
Regulatory News Service
English
(c) 2002

Tesco PLC 6 March 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 6th March 2002, 1,476,957 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 1,476,957 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

'RDSJFMFTMMMMBRT.

Document rns0000020020306dy3600ha9

REG-Tesco PLC Director Shareholding.

153 words
27 February 2002
11:33
Regulatory News Service
English
(c) 2002

Tesco PLC 27 February 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 27th February 2002, 301,181 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 301,181 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS
The company news service from the London Stock Exchange

END

'RDSTRMBTMMJTBTT.

Document rns0000020020227dy2r0073y

REG-Tesco PLC Director Shareholding.

170 words
22 February 2002
16:27
Regulatory News Service
English
(c) 2002

Tesco PLC 22 February 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 22nd February 2002, 863,362 Ordinary Shares of 5p each in the Company were allotted and issued to Tesco QUEST Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, at a subscription price of 248 pence per share pursuant to the Company's Savings-Related Share Option Scheme (1981). As a result of the allotment and issue, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts all collectively have an interest in the 863,362 Ordinary Shares of 5p each in the Company as the beneficiaries of the trust include all employees of

the group including these Directors.

```
Enquiries:                J A Bailey Esq
                          Deputy Secretary
                          Tesco PLC
                          Tel:-(01992) 632222

                        This information is provided by RNS
```

The company news service from the London Stock Exchange

END

'RDSTTMFTMMTTBBT.

Document rns0000020020222dy2m00goe

REG-Tesco PLC Director Shareholding.

162 words

22 February 2002

15:28

Regulatory News Service

English

(c) 2002

Tesco PLC 22 February 2002

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Directors of Tesco PLC shown below received Ordinary Shares of 5p each on 21 February 2002, released through the Tesco Executive Incentive Scheme at 244.50p per share. The Company retained an additional 40% of the shares released to

cover the tax liability of each Director.

Director	Year of Scheme	Number of Shares
R S Ager	Long Term 1995	67,060
	Short Term 1997	81,035
J Gildersleeve	Long Term 1995	80,222
	Short Term 1997	103,684
T P Leahy	Long Term 1995	72,128
	Short Term 1997	119,178
T J R Mason	Long Term 1995	29,068
	Short Term 1997	66,735
D E Reid	Long Term 1995	83,774
	Short Term 1997	

109,643

Enquiries: J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel: 01992 632222
This information is provided by RNS
The company news service from the London Stock Exchange
END

'RDSTTMATMMTTBIT.
Document rns0000020020222dy2m00env

REG-Tesco PLC Director Shareholding.

153 words
20 February 2002
15:14
Regulatory News Service
English
(c) 2002

Tesco PLC 20 February 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 20th February 2002, 269,589 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 269,589 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSTMMATMMBTBJT.

Document rns0000020020220dy2k00fwe

REG-Tesco PLC Pre-close Period Analyst Mtgs.

117 words
18 February 2002
07:06
Regulatory News Service
English

Tesco PLC 18 February 2002

18 February 2002

TESCO PLC

Tesco PLC will today commence its usual series of pre-close season analyst

meetings, ahead of the year-end on 23 February 2002. At the meetings, Tesco will update analysts on performance against the previously stated strategy.

Management remains confident that it will deliver results which are broadly in line with the current consensus forecast.

The full-year preliminary results will be announced on 9 April 2002.

- ends -

Enquiries:

Tesco Investor Relations		
Steve Butler	Tel:	01992 644800
Lucy Cross	Tel:	01992 646663

This information is provided by RNS

The company news service from the London Stock Exchange

END

'MSCGUUMWPUPPGMA.

Document rns0000020020218dy2i000bp

REG-Tesco PLC Director Shareholding.

93 words

15 February 2002

14:46

Regulatory News Service

English

Tesco PLC 15 February 2002

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was informed today that the Trustees of a Family Trust, of which the following Director is a beneficiary, have today sold 96,200 Ordinary shares of

5p each in the Company at a price of 247.8p per share.

Director	No of shares
T J R Mason	96,200

Enquiries: J A Bailey

Deputy Secretary
Tesco PLC
Tel: 01992 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSTAMITMMIBBIT.

Document rns0000020020215dy2f00eic

REG-Tesco PLC Director Shareholding.

155 words

13 February 2002

15:29

Regulatory News Service

English

Tesco PLC 13 February 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 13th February 2002, 1,631,592 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 1,631,592 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSTJMATMMTBBRT.

Document rns0000020020213dy2d00ffn

REG-Tesco PLC Director Shareholding.

132 words
11 February 2002
16:24
Regulatory News Service
English
(c) 2002

Tesco PLC 11 February 2002

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

Tesco PLC has today been notified that on 8th February 2002 the Trustees of the Tesco Employee Share Ownership Plan purchased Ordinary Shares of 5 pence each in

the Company at a price of 245p per share on behalf of the Directors below :

Director	Number of Shares	
R S Ager	44	
P A Clarke	44	
J Gildersleeve	44	
A Higginson	44	
T P Leahy	44	
T J R Mason	88	(includes 44 shares in the name of Mrs Fiona Mason)
D T Potts	44	
D E Reid	44	

Enquiries:

J W McDowall

Assistant Secretary

Tesco PLC

Tel: 01992 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSTBMFTMMTBBJT.

Document rns00000200202 11dy2b00hlj

REG-Tesco PLC Director Shareholding.

112 words
6 February 2002
16:53
Regulatory News Service
English

Tesco PLC 6 February 2002

TESCO PLC

DIRECTORS' SHAREHOLDINGS

The Company was informed today, that on 5 February 2002, Mrs Fiona Mason, wife of Mr T J R Mason, Director, exercised an option over 30,000 Ordinary shares of 5p each in the Company under the Tesco Executive Share Option Scheme at an option price of 117.66p per share and subsequently sold a total of 30,000 Ordinary shares at a price of 250.25p per share.

Enquiries: J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel: 01992 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSTFMFTMMAMBTT.

REG-Tesco PLC Director Shareholding.

153 words
6 February 2002
16:51
Regulatory News Service
English
(c) 2002

Tesco PLC 6 February 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 6th February 2002, 23,486 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 23,486 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSTFMFTMMAMBMT.

Document rns0000020020206dy2600gzc

REG-Tesco PLC Director Shareholding.

172 words
5 February 2002
15:50
Regulatory News Service
English
(c) 2002

Tesco PLC 5 February 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 4th February 2002, 19,096,812 Ordinary Shares of 5p each in the Company were allotted and issued to Tesco QUEST Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, at a subscription price of 242 pence per share pursuant to the Company's Savings-Related Share Option Scheme (1981). As a result of the allotment and issue, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts all collectively have an interest in the 19,096,812 Ordinary Shares of 5p each in the Company as the beneficiaries of the trust include all employees of

the group including these Directors.

Enquiries: J A Bailey Esq
Deputy Secretary
Tesco PLC
Tel:-(01992) 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSTAMATMMIMBLT.

REG-Tesco PLC Director Shareholding.

106 words
4 February 2002
15:57
Regulatory News Service
English

Tesco PLC 4 February 2002

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

The Company was informed on 1 February 2002 that the following Directors had exercised options over Ordinary shares of 5p each in the Company under the Tesco Savings-Related Share Option Scheme (1981) at an option price of 83.00p per

share:

Director	No. of Shares
P A Clarke	4,155
T P Leahy	8,313
D E Reid	8,313

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSTIMATMMAMBFT.

Document rns0000020020205dy24002cr

REG-Tesco PLC Director Shareholding.

155 words
1 February 2002
17:14
Regulatory News Service
English
(c) 2002

Tesco PLC 1 February 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 1st February 2002, 42,172,844 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 42,172,844 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSTBMRTMMBMBTT.

Document rns0000020020201dy2100hlg

REG-Tesco PLC Director Shareholding.

154 words

30 January 2002

11:43

Regulatory News Service

English

(c) 2002

Tesco PLC 30 January 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on Wednesday 30th January 2002, 11,189 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 11,189 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSBMMBTMMIJBJT.

Document rns0000020020130dy1u0080x

REG-Tesco PLC Director Shareholding.

77 words
28 January 2002
15:27
Regulatory News Service
English

Tesco PLC 28 January 2002

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was informed that the following Director has today sold Ordinary

shares of 5p each in the Company at a price of 237.25p.

Director	No of Shares
R S Ager	9,500

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel: 01992 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSBPMATMMTTBFT.

Document rns0000020020128dy1s00fa1

REG-Tesco PLC Director Shareholding.

92 words
28 January 2002
15:24
Regulatory News Service
English

Tesco PLC 28 January 2002

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was informed today that the Trustees of a Family Trust, of which the following Director is a beneficiary, have today sold 118,995 Ordinary shares of

5p each in the Company at a price of 237.25p per share.

Director	No of shares
R S Ager	118,995

Enquiries: J A Bailey

Deputy Secretary
Tesco PLC
Tel: 01992 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSBPMATMMTTBJT.

Document rns0000020020128dy1s00f4i

REG-Tesco PLC Additional Listing.

105 words
24 January 2002
14:15
Regulatory News Service
English

Tesco PLC 24 January 2002

Tesco PLC ("the Company")

Application has been made to the FSA UK Listing Authority, the London Stock Exchange and the Irish Stock Exchange for the Block Listing of 110,000,000 Ordinary Shares of 5p each, ranking pari passu with the existing Ordinary Shares, to the Official List.

These shares will be issued pursuant to the Company's Savings-Related Share Option Scheme (1981) (60,000,000 ords), and Executive Share Option Scheme (1996)

(50,000,000 ords).

This information is provided by RNS

The company news service from the London Stock Exchange

END

'LISMGGZMDDZGZZM.

Document rns0000020020124dy1o00c6y

REG-Tesco PLC Director Shareholding.

154 words
23 January 2002
11:56
Regulatory News Service
English
(c) 2002

Tesco PLC 23 January 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on Wednesday 23rd January 2002, 9,916 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 9,916 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

This information is provided by RNS

The company news service from the London Stock Exchange

END

'RDSBJMBTMMATBAT.

Document rns0000020020123dy1n008y9

Tesco PLC 16 January 2002

TESCO PLC
Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 16th January 2002, 41,275 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 41,275 Ordinary Shares of 5p each in the Company.

Enquiries: J A Bailey Esq Deputy Secretary Tesco PLC Tel:- (01992) 632222

Tesco PLC Trading Statement.

265 words
15 January 2002
07:01
Regulatory News Service
English
(c) 2002

Tesco PLC

15 January 2002

15 January 2002

TESCO PLC

CHRISTMAS & NEW YEAR TRADING STATEMENT

GROUP SALES GROW BY 11.0%

STRONG GROUP SALES GROWTH

Group sales for the seven weeks ending 5th January 2002 increased by 11.0%. This growth was driven by all four parts of our strategy: a continued strong core UK performance, increasing non-food sales, strong performance across our international business and the success of retailing services. We remain on track to achieve our year end targets.

UK GROWTH CONTINUES

Total UK sales (ex petrol) for the seven weeks ending 5th January were up 9.0%, including like for like of 6.2%. We have seen strong volumes of 6.7%, reflecting our determination to deliver the best value for customers. Deflation has increased in the core business as we continue to cut prices.

Total UK sales (inc. petrol) are up 7.2% including 4.6% like for like, driven by strong volumes of 6.3%, following volume growth last year of 7.3%. We have seen record levels of petrol deflation.

STRONG INTERNATIONAL PERFORMANCE

International sales were up 31.2% over the Christmas and New Year period, in line with our plans. We now have 102 international hypermarkets, giving us over 10 million sq. ft. of sales space. We are on target to have more space

overseas than in the UK by the end of 2003.

- ends -

Enquiries:-

Steve Butler - Tesco Investor Relations	Tel:- 01992 644 800
Angus Maitland - Maitland Consultancy	Tel:- 020 7379 5151
Tesco Press Office	Tel:- 01992 646 869

END

'TSTBRGDBGDBGGDS.

Document rns0000020020115dy1f0005u

Tesco PLC Director Shareholding.

137 words
9 January 2002
14:14
Regulatory News Service
English
(c) 2002

Tesco PLC 9 January 2002

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 9th January 2002, 16,942 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 16,942 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSBLMITMMBMBIT.

Document rns0000020020109dy1900d9z

Tesco PLC Director Shareholding.

78 words
20 December 2001
11:48
Regulatory News Service
English

Tesco PLC 20 December 2001

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company has today been informed that on 17th December 2001 the following Directors purchased Ordinary shares of 5p each in the Company at a price of

233.75p. This was as a result of re-investments in PEP's.

Director	No of Shares
D E Reid	50
R S Ager	251

Enquiries: J A Bailey
Deputy Secretary
Tesco PLC
Tel: 01992 632222

END

'RDSTMBBTMMITBPB.

Document rns0000020011220dxck008n7

Tesco PLC Director Shareholding.

137 words
19 December 2001
10:29
Regulatory News Service
English
(c) 2001

Tesco PLC 19 December 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 19th December 2001, 117,871 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 117,871 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSTLBMTMMTBBLB.

Document rns0000020011219dxcj006sm

Tesco PLC Director Shareholding.

75 words
17 December 2001
16:59
Regulatory News Service
English

Tesco PLC 17 December 2001

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was informed on Friday 14th December 2001 that the Trustees of a Family Trust, of which the following Director is a beneficiary, sold Ordinary

shares of 5p each in the Company at a price of 235p per share.

Director	No of shares
R S Ager	35,000

Enquiries: J A Bailey
Deputy Secretary
Tesco PLC
Tel: 01992 632222

END

'RDSTRBFTMMABBAB.

Document rns0000020011217dxch00iiy

Tesco PLC Director Shareholding.

64 words

14 December 2001

15:58

Regulatory News Service

English

(c) 2001

Tesco PLC 14 December 2001

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was informed on Thursday 13th December 2001 that the following Director sold Ordinary shares of 5p each in the Company at a price of 236.25p.

Director	No of Shares
R S Ager	24,000

Enquiries: J A Bailey Esq Deputy Secretary Tesco PLC Tel: 01992 632222

END 'RDSTIBATMMABBRB.

Document rns0000020011214dxce00g8f

Tesco PLC Hldg by Employee Share Scheme.

63 words
13 December 2001
18:16
Regulatory News Service
English
(c) 2001

Tesco PLC 13 December 2001

Tesco PLC

Tesco PLC announces that on 12 December 2001, the Tesco Employees Share Scheme

Trustees Limited purchased 800,000 Ordinary Shares of 5 pence each in the Company at an average price of 228.18p.

Enquiries:

J W McDowall Esq

Assistant Company Secretary Tesco PLC Tel:-(01992) 644017

END

'HOLGUGAGPUPGGRW.

Document rns0000020011213dxcd00nrm

Tesco PLC Director Shareholding.

137 words

13 December 2001

10:48

Regulatory News Service

English

(c) 2001

Tesco PLC 13 December 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 12th December 2001, 6,719 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 6,719 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSTJBMTMMIBBPB.

Document rns00000200112l3dxcd0086l

Tesco PLC Hldg by Employee Share Scheme.

68 words

12 December 2001

15:48

Regulatory News Service

English

(c) 2001

Tesco PLC 12 December 2001

12 December 2001

Tesco PLC

Tesco PLC announces that on 12 December 2001, the Tesco Employees Share Scheme Trustees Limited purchased 4,000,000 Ordinary Shares of 5 pence each in the Company at an average price of 228.904p.

Enquiries:

J W McDowall Esq

Assistant Company Secretary Tesco PLC Tel:-(01992) 644017

END END

'MSCGUGACPUPGGAP.

Document rns0000020011212dxcc00jws

Tesco PLC Hldg by Employee Share Scheme.

68 words
10 December 2001
16:40
Regulatory News Service
English
(c) 2001

Tesco PLC 10 December 2001

10 December 2001

Tesco PLC

Tesco PLC announces that on 10 December 2001, the Tesco Employees Share Scheme Trustees Limited purchased 5,000,000 Ordinary Shares of 5 pence each in the Company at an average price of 231.364p.

Enquiries:

J W McDowall Esq

Assistant Company Secretary Tesco PLC Tel:-(01992) 644017

END

END 'RDSGUGAWPUPGGQU.

Document rns0000020011210dxca00hft

Tesco PLC Director Shareholding.

78 words
10 December 2001
16:12
Regulatory News Service
English

Tesco PLC 10 December 2001

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was informed on 7 December 2001 that the Director below became entitled to a scrip dividend re-investment of Ordinary shares of 5p each in the Company ISA, at a price of 236.25p per share, under the Scrip Dividend

Scheme:

Director	No of Shares
R S Ager	87

Enquiries:

J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel: 01992 632222

END

'RDSTMBFTMMBBBBB.

Tesco PLC Director Shareholding.

137 words
5 December 2001
13:51
Regulatory News Service
English
(c) 2001

Tesco PLC 5 December 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 5th December 2001, 10,544 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 10,544 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSTABJTMMAMBMB.

Document rns0000020011205dxc500ayq

Tesco PLC Director Shareholding.

113 words
3 December 2001
15:08
Regulatory News Service
English

Tesco PLC 3 December 2001

Tesco PLC ("the Company")

DIRECTORS' SHAREHOLDINGS

The Directors below became entitled, on 30 November 2001, to scrip dividend Ordinary shares of 5p each in the Company, at a price of 253.70p per share,

under the Scrip Dividend Scheme:

Director	No of Shares
J Gardiner	4,045
T P Leahy	13,829
D E Reid	12,523
R S Ager	9,127
P A Clarke	2,087
J Gildersleeve	9,241
A Higginson	2,923
T J R Mason	6,631
G F Pimlott	182
D T Potts	2,961

Enquiries:

J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel: 01992 632222

END

'RDSTJBATMMMMBPB.

Document rns0000020011203dxc300fwb

Tesco PLC Hldg by Employee Share Scheme.

68 words
30 November 2001
16:08
Regulatory News Service
English
(c) 2001

Tesco PLC 30 November 2001

30 November 2001

Tesco PLC

Tesco PLC announces that on 30 November 2001, the Tesco Employees Share Scheme Trustees Limited purchased 2,000,000 Ordinary Shares of 5 pence each in the Company at an average price of 236.41p.

Enquiries:

J W McDowall Esq

Assistant Company Secretary Tesco PLC Tel:-(01992) 644017

END END

'HOLWUGPUGUPGGQU.

Document rns0000020011130dxbu00ha9

Tesco PLC Hldg by Employee Share Scheme.

68 words

30 November 2001

11:14

Regulatory News Service

English

(c) 2001

Tesco PLC

30 November 2001

30 November 2001

Tesco PLC

Tesco PLC announces that on 29 November 2001, the Tesco Employees Share Scheme

Trustees Limited purchased 6,000,000 Ordinary Shares of 5 pence each in the Company at an average price of 238.46p.

Enquiries:

J W McDowall Esq

Assistant Company Secretary Tesco PLC Tel:-(01992) 644017

END

END

'HOLWUGRCGUPGGUU.

Document rns0000020011130dxbu007ep

Tesco PLC Doc re Scrip Dividend Scheme.

101 words
28 November 2001
11:23
Regulatory News Service
English
(c) 2001

Tesco PLC 28 November 2001

Doc Re Circular to Shareholders dated 12 October 2001: Scrip Dividend Scheme - New shares instead of cash dividends

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

END 'DOCGGMZMMRZGMZM.

Document rns0000020011128dxbs007vi

Tesco PLC Re Joint Venture.

516 words
28 November 2001
11:22
Regulatory News Service
English
(c) 2001

Tesco PLC 28 November 2001

TESCO AND SIME DARBY SIGN A JOINT VENTURE AND BEGIN STORE DEVELOPMENT

PROGRAMME IN MALAYSIA

Tesco PLC and Sime Darby Sdn Bhd have today finalised a joint venture (JV)

following full regulatory approval. Tesco also announced the development of its first store in Malaysia at Puchong in Kuala Lumpur.

This is the first step of a plan to develop at least 15 hypermarkets representing an investment of RM1.2bn (#215m).over the next 4-5 years.

Tesco PLC Chief Executive Terry Leahy said:

"Today's announcement is further evidence of the progress we are making with our international strategy. Malaysia is an exciting opportunity. We believe we can bring a new shopping experience to a new nation of customers.

We have a strong local partner in Sime Darby and look forward to working with them to make the business a success".

Sime Darby Director Encil Jafar Carrim said:

"We are delighted to be working with Tesco to develop hypermarkets in Malaysia. Tesco brings world class retailing experience to this partnership. When combined with our understanding of the local market this will give our joint venture business a real competitive edge"

Tesco's arrival will create 1,500 new jobs with the opening of its first hypermarket in Malaysia by mid-2002

At today's signing ceremony in Kuala Lumpar Tesco Malaysia CEO Simon Turner said:

"Tesco's international approach combines world class retailing operations with local talent. This creates unique opportunities for Malaysian managers, staff and suppliers. It also means an offer tailored for Malaysian customers built upon the foundations of quality, choice, convenience and value that Tesco is renowned for.

For Malaysian companies and suppliers Tesco's arrival creates a great opportunity to work in partnership with one of the worlds leading retailers"

Tesco has started construction on its first store in Malaysia at Puchong in Kuala Lumpar which is planned to open by mid-2002. On completion the 10,000 sqm Tesco branded store will carry a total of 50,000 lines in food and non-foods.

Other locations across Malaysia are being evaluated for future expansion. We expect to open three more hypermarkets within West Malaysia towards the end of next year as part of a plan for at least 15 hypermarkets over the next 4-5 years.

Note to editors:-

Tesco Plc is the UK's leading retailer with over 900 stores in 10 countries including 48 hypermarkets in Thailand, South Korea and Taiwan. Tesco employs over 260,000 staff worldwide and achieved worldwide sales of #22.8bn in 2001. By the end of 2002 45% of total Tesco selling space will be outside of the UK

Tesco's share in Tesco Malaysia JV is 70 % with a provision to reduce to 51%

by the end of 2007. The remaining stake is held by Sime Darby

#1.00 = RM 5.6

For further information please contact :-

Lucy Cross - Tesco Investor Relations   Tel:- 01992 646 663
Angus Maitland - Maitland Consultancy   Tel:- 020 7379 5151

Tesco Press Office

Tel:- 01992 646 606

END

'JVEFVLFLFFBFFBE.

Document rns0000020011128dxbs007ve

Tesco PLC Trading Statement.

230 words
27 November 2001
07:13
Regulatory News Service
English
(c) 2001

Tesco PLC 27 November 2001

27 November 2001

TESCO PLC

THIRD QUARTER TRADING STATEMENT

"UK LIKE FOR LIKE VOLUMES REMAIN STRONG AT 7.4%"

STRONG GROUP SALES GROWTH

Group sales for the fourteen weeks ending 17th November 2001 increased by 12.2%. This growth is driven by all four elements of our strategy: a continued strong core UK performance, the increasing importance of non-food, our rapidly growing international business and our developments in Retailing Services.

UK CONTINUES TO OUTPERFORM

Total UK sales for the fourteen weeks since the half year are up 9.2%. Like for like sales were 6.4% including strong volumes of 7.4% reflecting our determination to deliver the best value for customers. Following our successful price cuts we have seen deflation of 1.0% in the third quarter.

STRONG INTERNATIONAL GROWTH

Total international sales are on track up 34% as our strategy for growth continues to accelerate. We will open our 100th international hypermarket on 4th December 2001 and add 3.2m sq ft of new trading space this year, an additional 30%, keeping us on schedule to have more space overseas than in the UK by the end of 2003.

- ends -

Enquiries:-

Steve Butler - Tesco Investor Relations	Tel:- 01992 644 800
Angus Maitland - Maitland Consultancy	Tel:- 020 7379 5151
Chris Leake - Tesco Press Office	Tel:- 01992 646869

END

'TSTBIBDBUSDGGBL.

Document rns0000020011127dxbr000gz

Tesco PLC Additional Listing.

71 words
23 November 2001
12:18
Regulatory News Service
English
(c) 2001

Tesco PLC 23 November 2001

Tesco PLC ("the Company")

Application has been made to the FSA UK Listing Authority, the London Stock Exchange and the Irish Stock Exchange for the listing of 4,208,000 Ordinary Shares of 5p each, ranking pari passu with the existing Ordinary Shares, to the Official List.

These shares have been issued pursuant to the Company's Scrip Dividend Scheme.

END 'LISMGMZMZFZGMZM.

Document rns0000020011123dxbn00bkv

Tesco PLC Director Shareholding.

137 words
21 November 2001
12:00
Regulatory News Service
English
(c) 2001

Tesco PLC 21 November 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 21st November 2001, 83,197 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 83,197 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSBBBBTMMATBAB.

Document rns0000020011121dxbl00i7w

Tesco PLC Director Shareholding.

137 words
16 November 2001
15:54
Regulatory News Service
English
(c) 2001

Tesco PLC 16 November 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 15th November 2001, 7,232 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 7,232 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSBFBATMMIBBLB.

Document rns0000020011116dxbg00gtv

Tesco PLC Director Shareholding.

93 words
9 November 2001
10:57
Regulatory News Service
English
(c) 2001

Tesco PLC 9 November 2001

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Directors below were yesterday, 8 November 2001, granted options, at a price of 198p per share, under the Company's Savings-Related Share Option

Scheme (1981):

Director	No of Shares
T P Leahy	1,671
D E Reid	1,671
R S Ager	1,671
A Higginson	1,671
T J R Mason	1,003
P A Clarke	1,671
D T Potts	1,671

Enquiries:

J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel: 01992 632222

END

'RDSBLBMTMMAMBTB.

Document rns0000020011109dxb9004xw

Tesco PLC Director Shareholding.

137 words
8 November 2001
16:53
Regulatory News Service
English
(c) 2001

Tesco PLC 8 November 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 7th November 2001, 8,789 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 8,789 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSBPBFTMMIMBFB.

Document rns0000020011108dxb800h4q

Tesco PLC Doc re Pricing Supplement.

96 words

6 November 2001

16:12

Regulatory News Service

English

(c) 2001

Tesco PLC 6 November 2001

Doc Re #160,000,000 3.322 per cent. Index Linked Notes - ISIN: XS0137945373

A Copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

END

'DOCILFEELRLRIIL.

Document rns0000020011106dxb601j3e

Tesco PLC Director Shareholding.

137 words

2 November 2001

17:18

Regulatory News Service

English

(c) 2001

Tesco PLC 2 November 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 1st November 2001, 18,990 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 18,990 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSBTBRTMMBMBIB.

Document rns00000200111102dxb200itv

Tesco PLC Director Shareholding.

137 words
25 October 2001
13:44
Regulatory News Service
English

Tesco PLC 25 October 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 24th October 2001, 23,545 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 23,545 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSMABJTMMJTBPB.

Document rns0000020011025dxap00ba5

Tesco PLC Doc re Pricing Supplement.

96 words

22 October 2001

17:44

Regulatory News Service

English

(c) 2001

Tesco PLC 22 October 2001

Doc Re Issue of #10,000,000 Floating Rate Notes due 2004 ISIN: XS0137589643

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

END

'DOCILFERIDLFFIL.

Document rns0000020011022dxam00i21

Tesco PLC Director Shareholding.

137 words
22 October 2001
15:34
Regulatory News Service
English

Tesco PLC 22 October 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 22nd October 2001, 103,168 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 103,168 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END 'RDSMTBATMMTTBPB.

Document rns0000020011022dxam00dfd

Tesco PLC Director Shareholding.

137 words

11 October 2001

15:37

Regulatory News Service

English

(c) 2001

Tesco PLC 11 October 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 10th October 2001, 23,229 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 23,229 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSMBBATMMJBBJB.

Document rns0000020011011dxab00bhb

Tesco PLC Director Shareholding.

67 words
8 October 2001
12:17
Regulatory News Service
English

Tesco PLC 8 October 2001

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company has been informed today that Graham Pimlott (Director) purchased on Friday 5th October 2001, 4,000 Ordinary shares of 5p each in the Company at a price of 258.47p, in the name of his wife Alison Pimlott.

Enquiries: J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel: 01992 632222

END

'RDSMPBTTMMBMBBB.

Document rns0000020011008dxa80086h

Tesco PLC Director Shareholding.

137 words
5 October 2001
10:46
Regulatory News Service
English
(c) 2001

Tesco PLC 5 October 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 3rd October 2001, 54,666 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 54,666 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSMABMTMMIMBMB.

Document rns0000020011005dxa5003we

Tesco PLC Director Shareholding.

137 words
27 September 2001
15:55
Regulatory News Service
English
(c) 2001

Tesco PLC 27 September 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 26th September 2001, 12,403 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 12,403 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSLRMATMMATBMB.

Document rns0000020010927dx9r039qy

Tesco PLC Dividend.

45 words

25 September 2001

18:23

Regulatory News Service

English

(c) 2001

Tesco PLC 25 September 2001

DIVIDEND DETAILS SECURITY TITLE *ADR

MNEMONIC CODE	*37IS
SEDOL CODE	*2-884-514
DIVIDEND AMOUNT	*Info n/av

PROVISIONAL EX DATE *26-09-01

RECORD DATE	*28-09-01
PAYMENT DATE	*10-12-01

NOTES *

END

'DVDMGGZLRKZGMZM.

Document rns0000020010925dx9p00i24

Tesco PLC Director Shareholding.

150 words
20 September 2001
11:39
Regulatory News Service
English

Tesco PLC 20 September 2001

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

Tesco PLC has been notified that on the following dates the Tesco Employees

Trust

purchased Ordinary Shares of 5 pence each in the Company as shown below:

Date	No of Shares	Price (pence)
18 September 2001	2,620,000	243.92
19 September 2001	2,380,000	249.97

The Trust is a discretionary trust for the benefit of employees and executive

directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are:

R.S. Ager, P.A. Clarke, J. Gildersleeve, A. Higginson, T.P. Leahy, T.J.R.Mason, D.T. Potts and D.E. Reid

Enquiries: J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel:-01992 632222

END

'RDSLMMBTMMJTBTB.

Document rns0000020010920dx9k007pt

Tesco PLC Director Shareholding.

137 words
20 September 2001
11:15
Regulatory News Service
English
(c) 2001

Tesco PLC 20 September 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 19th September 2001, 69,924 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 69,924 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSLMMBTMMMTBLB.

Document rns0000020010920dx9k006sq

Tesco PLC Dividend.

54 words

18 September 2001

07:31

Regulatory News Service

English

(c) 2001

Tesco PLC 18 September 2001

INTERIM DIVIDEND SECURITY TITLE *Ord Shs

```
MNEMONIC CODE          *TSCO
SEDOL CODE             *884-709
DIVIDEND AMOUNT        *1.67p
PERIOD                 *24 weeks ended 11-08-01
```

PROVISIONAL EX DATE *26-09-01

```
RECORD DATE            *28-09-01
PAYMENT DATE           *30-11-01
```

NOTES *SCRIP option available

END

'DVDMGGMLKNFGMZM.

Document rns0000020010918dx9i00135

Tesco PLC Interim Results.

3,904 words
18 September 2001
07:24
Regulatory News Service
English

Tesco PLC 18 September 2001

TESCO PLC

INTERIM STATEMENT OF RESULTS

24 WEEKS ENDED 11 AUGUST 2001

Terry Leahy, Chief Executive, comments:

"These results underline the strength of our four part strategy - a strong core UK business, non food, retailing services and our international business plus the commitment of the whole Tesco team to create continued value for our customers".

GROUP

* SALES UP 14.2% TO #11.5bn * UNDERLYING PROFIT BEFORE TAX* UP 14.0% to #481m * ADJUSTED DILUTED EPS* UP 13.0% TO 4.78p * INTERIM DIVIDEND UP 12.8% TO 1.67p * A FURTHER 20,000 JOBS TO BE CREATED WORLDWIDE THIS YEAR

UK

* SALES UP 10% TO #9.8bn * LIKE-FOR-LIKE GROWTH OF 7% * OUTPERFORMING THE INDUSTRY WITH STRONG VOLUME GROWTH OF 6.9% * TESCO PERSONAL FINANCE SHARE OF PROFIT INCREASES TO #7m

INTERNATIONAL

* ON TRACK TO DELIVER TARGETED RETURNS * TOTAL INTERNATIONAL PROFIT UP 120% TO #33m * TOTAL INTERNATIONAL SALES UP 46% TO #1.7bn * SALES FROM THE REST OF EUROPE** UP 32% TO #1.1bn * SALES IN ASIA UP 76% TO #0.6bn

* Excluding net loss on disposal of fixed assets and goodwill amortisation. (see page 9)

** Rest of Europe includes Republic of Ireland, Hungary, Poland, Czech Republic and Slovak Republic

FINANCIAL

Group sales including VAT increased by 14.2% to #11.5bn (2000 - #10.1bn).

Group profit before tax increased by 14% to #481m, excluding the net loss on disposal of fixed assets and goodwill amortisation. Group profit before tax rose by 13.5% to #471m.

UK sales (excluding property development sales) grew by 10% to #9.8bn (2000 - #8.9bn) of which 7.0% came from existing stores and 3.0% from net new stores. Existing store growth has been driven by strong volumes of 6.9%.

Inflation increased in the first quarter, then reduced resulting in negligible inflation of 0.1% for the half year.

UK operating profit was 12.1% higher at #501m (2000 - #447m). The operating margin remained broadly flat at 5.5%.

Total international sales grew by 46% to #1.7bn and contributed #33m to group profits, up 120% on last year. In the Rest of Europe, sales rose by 32% to #1.1bn (2000 - #0.8bn) and contributed an operating profit of #24m, up 85% on last year.

Within this, sales in the Republic of Ireland were ahead 7.8% on the previous year.

In Central Europe total sales were strong, up 48%.

In Asia, sales were up 76% to #652m and we made a profit of #9m up from #2m in the first half last year. Trading profits in Thailand and South Korea have been partly offset by start up losses in Taiwan.

Total joint ventures profit for the first half was #15m compared to #10m in the first half last year. Within this our share of Tesco Personal Finance profit was #7m.

Tesco.com in total achieved sales of #146m up 77% on last year, a period when we were still rolling out the

service. Grocery homeshopping made good profits, however overall tesco.com made a small loss of #3m in the first half, reflecting the launch cost of new sites such as our wine warehouse.

Net interest payable was #68m (2000 - #50m).

Corporation tax has been charged at an effective rate of 31.2% (2000 - 31.6% #). Prior to accounting for the net loss on disposal of fixed assets and goodwill amortisation, our underlying tax rate was 30.6% (2000 - 31.0% #). We have adopted FRS19 on deferred tax, this will raise our effective rate of tax for 2001/02 by circa 3.5%.

Adjusted diluted earnings per share (excluding the net loss on disposal of fixed assets and goodwill amortisation) increased by 13% to 4.78p (2000 - 4.23p #).

The Board has proposed an interim dividend of 1.67p (2000 - 1.48p). This represents an increase of 12.8% on last year and keeps dividend cover unchanged at 2.86 times. The interim dividend will be paid on 30 November 2001 to shareholders on the Register of Members at the close of business on 28 September 2001. Shareholders will continue to have the right to receive the dividend in the form of fully paid ordinary shares instead of cash. The first day of dealing in the new shares will be on 30 November 2001. Group capital expenditure in the half year was #0.7bn (2000 - #0.7bn). UK capital expenditure was #0.4bn including #182m on new stores and #95m on extensions and refits. Total international capital expenditure was #256m including #145m in Asia. We forecast group capital expenditure to be #2.0bn for the year including #250m for UK stores previously part of sale and leaseback agreements.

Net debt at the half year increased by #229m to #3.0bn (Feb 2001 - #2.8bn), with gearing increased to 57% (Feb 2001 - 56% #).

STRATEGY

The four key elements of our strategy remain the same.

1) A Strong UK Core Business - our continued investment and commitment to bring value to the customer has grown market share and we have taken trade

from all our competitors in the first half.

2) Non Food - we continue to make progress towards our goal of being as strong in non-food as food. In the first half we launched 4,500 new products in the UK providing further choice for customers and opened a further 0.5m sq. ft. of non food space worldwide.

3) Retailing Services - Tesco Personal Finance grew profits significantly in the first half. Tesco.com will be

profitable this year - grocery homeshopping is already in profit and we recently announced that we are taking grocery homeshopping to the USA.

4) International Growth - we are on track to deliver more than 45% of group space internationally by 2002 and in 2003 we will have more space overseas than in the UK. We are confident of achieving our store cash return targets.

UK BUSINESS

The UK remains our core market. We continue to lead on value and yesterday our

customers benefited from a further #100m investment across 3,500 products, the largest number ever.

We compare prices weekly on over 66% of our total sales showing that our prices are now 12.5% cheaper than they were 5 years ago.

Our drive for value and customer obsession has resulted in our volumes growing consistently by a compound 24% in the last 5 years. In response to research we have enhanced our Clubcard giving customers more choice than ever. Around 80% of our customers use Clubcard and in the first half we gave away nearly #100m of coupons. Clubcard coupons can now be used to pay not only for shopping but also for motor insurance and holidays.

We continue to innovate through our step change programme ensuring that efficiency savings are passed to our customers. In the first half we exceeded our expectations and are on target to achieve savings of #200m this year.

To improve our supply chain network further, we are opening two new distribution centres, at Daventry for frozen food and Thurrock for dry grocery. These will help create over 1,000 jobs and put extra capacity into the network, improving service to the store and product availability for the customer.

Our development programme in the UK is on target with 13 new stores opening in the first half. A strong extension and refit programme and further high street investment are also enhancing our UK store portfolio.

Our successful regeneration scheme at Leeds Seacroft recently won the Business in the Community innovation award and this month we opened our second regeneration store in Durham, a 60,000 sq. ft. Extra which has created 430 new jobs.

We opened eleven Express stores in the first half. In recent months we have been opening Express stores at a rate of one per week and we are on track for 150 stores by the end of 2002. Sales densities in these

stores are amongst the highest in the group and we are now actively looking for stand-alone sites.

NON FOOD

We continue to make progress in non-food putting us on track for a 6% market share. First half highlights include:-

* Becoming market leader in volume sales for health & beauty;

* DVD sales up over 300%;

* 48% market share on the launch of the latest Harry Potter paperback.

We recently acquired a major stake in the Nutri Centre, the leader in complementary medicines. This will enhance our health & beauty offer meeting customers desire for natural products. We opened six Extra stores in the first half and we are on the way to having over 40 in total by the year-end.

Our most recent Extra at Swansea illustrates the importance of format development. This store was originally 14,000 sq. ft. It was then extended twice to become a superstore of 42,000 sq. ft. and has now been replaced by an 80,000 sq. ft. Extra that has more than doubled turnover.

TESCO PERSONAL FINANCE

Tesco Personal Finance achieved a profit of #14m, of which our share was #7m compared to break even in the first half last year. Our low cost model has delivered these results in just four years.

Despite achieving outstanding growth there is further opportunity for all our products as we have on average only a 2% market share.

Equally significant for the future is that 35% of our new Tesco Personal Finance applications are via the Internet.

E-COMMERCE

Tesco.com has made excellent progress and we now reach 94% of the UK

population. In the first half our grocery homeshopping operation achieved like for like sales of nearly 40% and created 600 new jobs.

In June we announced our plans to take our successful grocery homeshopping system to the USA where there is 60% internet penetration as opposed to 35% in the UK. We will be accessing potentially 150 million people through 1,500 Safeway Inc. shops.

INTERNATIONAL BUSINESS

Our strategy of building an international business of real scale continues to gain momentum. We are delighted with the progress we are making and overall are on track to achieve our targets.

In Hungary, we continue to grow sales and profits. We are looking to increase the opening programme on the back of our successful hypermarkets. We are looking at smaller hypermarket formats for smaller towns to build on our existing share of the food retail market.

Returns on the early hypermarkets are very encouraging. Fogarasi, our first conforming hypermarket in Budapest, is already achieving a 21% cash return.

In Poland, like for like sales have increased to 5%. Our opening programme continues with 4 new hypermarkets this year. We are keen to open more, but are restricted by the new regional planning structure. We are probably a year behind our original plan but even if current market conditions continue we still anticipate year 4 store cash returns of 15% - 20%. Our first store at Wroclaw in its third year is delivering a cash return of 22%.

In the Czech Republic, our hypermarkets are performing well. Returns from our lead stores look good. Zlicin in Prague already shows a cash return of 17% and we are looking to achieve targeted store returns during year 4 or sooner. In the Slovak Republic we will open a further 3 hypermarkets this year and Nitra our first store which opened in 1999 is already achieving a 19% cash return.

In the Republic of Ireland, we are seeing continued sales and profit growth. In the first half we have invested in prices reinforcing our commitment to bring value to the consumer.

We opened 1 new store in the first half and we are on track to open 4 in total this year giving us 77 stores in total.

In Asia, despite slowing GDP growth, our stores have continued to trade well.

In Thailand, we continue to strengthen our position in Bangkok and to build a strong investment portfolio of stores in up country towns where we have reduced total store cost including land to around #7m - #8m per store.

In our major hypermarkets, where we have malls, rental income is helping us reach profit earlier than anticipated.

In Korea, the turnover of the first 2 stores continues to be outstanding. The 5 stores opened last year are all performing strongly and are in our top 10 stores in the Tesco group in terms of sales.

In terms of financial returns we are ahead of both our short-term plan and our 5-year plan targets. We are committed to opening 6 stores this year and 11 next year.

In Taiwan, we are still in a start up phase. We have learnt much from our first store, in the face of stiff local price competition. We are looking forward to opening our first two stores on green field sites in the next few months and building a business of scale over the next few years.

In Malaysia, we expect to open our first store next year.

We continue to research other international opportunities including China and Japan.

In conclusion, we have:-

* The fastest organic growth rate; * Strong results; and * Continued progress against our clear strategy

John Gardiner, Chairman of Tesco PLC, said:-

"I would like to offer our condolences to all the families and friends of the thousands of people affected by events in the United States last week - and especially to the financial community which has been hit so hard".

Restated due to the adoption of Financial Reporting Standard 19, "Accounting

for Deferred Tax"

-ends-

Contacts

Analysts	Steve Butler	01992 644800
Press	Chris Leake	01992 646869
	Angus Maitland - The Maitland Consultancy	0207 3795151
	Philip Gwaith - The Maitland Consultancy	0207 3795151

This document is available via the Internet at http:/ www.tesco.com

Today there will be an analysts meeting at 9.00am and a press conference at

12.30pm both at Deutsche Bank (Silver Ball Entrance) 1 Great Winchester Street, London EC2N 2DB.
TESCO PLC

GROUP PROFIT AND LOSS ACCOUNT

24 weeks ended 11 August 2001	Note	2001 #m	Restated 2000 #m	Increase %
Sales at net selling prices	2	11,511	10,084	14.2
Turnover excluding value added tax	2	10,624	9,302	14.2
- Normal operating expenses		(10,070)	(8,821)	
- Employee profit sharing		(20)	(19)	
- Goodwill amortisation		(4)	(3)	
Operating profit	3	530	459	15.5
Share of operating profit of joint		15	10	
ventures				
Net loss on disposal of fixed assets		(6)	(4)	
Profit on ordinary activities before		539	465	15.9
interest and taxation				
Net interest payable		(68)	(50)	
Profit on ordinary activities before		471	415	13.5
taxation Profit before net loss on disposal of fixed assets and				
goodwill amortisation		481	422	14.0
Goodwill amortisation		(4)	(3)	
Net loss on disposal of fixed assets		(6)	(4)	
Tax on profit on ordinary activities		(147)	(131)	
Profit on ordinary activities after		324	284	14.1
taxation				
Minority interest		-	-	
Profit for the financial period		324	284	14.1
Dividends		(115)	(101)	
Retained profit for the financial period		209	183	14.2

		Pence	Pence	
Earnings per share	4	4.72	4.20	
Adjusted for net loss on disposal of fixed assets		0.08	0.06	
Adjusted for goodwill amortisation		0.06	0.04	
Adjusted earnings per share	4	4.86	4.30	13.0
Diluted earnings per share	4	4.64	4.12	
Adjusted for net loss on disposal of fixed assets		0.08	0.06	
Adjusted for goodwill amortisation		0.06	0.05	
Adjusted diluted earnings per share	4	4.78	4.23	13.0
Dividend per share		1.67	1.48	12.8

Dividend cover (times) 2.86 2.86. TESCO PLC

GROUP BALANCE SHEET

	11 Aug 2001 #m	Restated 24 Feb 2001 #m	Restated 12 Aug 2000 #m
Fixed assets			
Intangible assets	151	154	132
Tangible assets	10,015	9,580	8,561
Investments	99	101	74
Investments in joint ventures	225	203	193
Investments in associated undertaking	16	-	-
	10,506	10,038	8,960
Current assets			
Stocks	884	838	780
Debtors	307	322	233
Investments	325	255	195
Cash at bank and in hand	482	279	116
	1,998	1,694	1,324
Creditors: falling due within one year	(4,314)	(4,389)	(3,474)
Net current liabilities	(2,316)	(2,695)	(2,150)

Total assets less current liabilities	8,190	7,343	6,810
Creditors: falling due after more than one year	(2,465)	(1,927)	(1,754)
Provisions for liabilities and charges	(419)	(402)	(369)
Total net assets	5,306	5,014	4,687

Capital and Reserves

Called up share capital	348	347	343
Share premium account	1,931	1,870	1,698
Other reserves	40	40	40
Profit and loss account	2,951	2,721	2,574
Equity shareholders' funds	5,270	4,978	4,655
Minority interest	36	36	32
Total capital employed	5,306	5,014	4,687

====== ====== ======

TESCO PLC

GROUP CASH FLOW STATEMENT

24 weeks ended 11 August 2001	Note	2001 #m	2000 #m
Net cash inflow from operating activities	5	950	674
Returns on investments and servicing of finance			
Interest received		19	33
Interest paid		(111)	(65)
Interest element of finance lease rental payments		(2)	-
Net cash outflow from returns on investments and servicing of finance		(94)	(32)
Taxation		(154)	(114)
Capital expenditure and financial investment			
Payments to acquire tangible fixed assets		(690)	(760)
Receipts from sale of tangible fixed assets		27	32
Purchase of own shares		(27)	-
Net cash outflow from capital expenditure and		(690)	(728)

financial investment

Acquisitions

Purchase of subsidiary undertakings	(8)	-
Investments in joint ventures	(24)	(23)
Investment in associated undertaking	(16)	-
	----------	----------
Net cash outflow from acquisitions and disposals	(48)	(23)
Equity dividends paid	(194)	(195)
	----------	----------
Cash outflow before use of liquid resources and	(230)	(418)

financing

Management of liquid resources

(Increase)/ Decrease in short term deposits	(74)	63

Financing

Ordinary shares issued for cash	19	33
Increase in other loans	500	343
New finance leases	-	13
Capital element of finance leases repaid	(15)	(12)
	----------	----------
Net cash inflow from financing	504	377
	----------	----------
Increase in cash	200	22

======= ======= TESCO PLC

GROUP CASH FLOW STATEMENT (CONTINUED)

24 weeks ended 11 August 2001	Note	2001 #m	2000 #m

Reconciliation of net cash flow to movement in net debt

Increase in cash	200	22
Cash inflow from increase in debt and lease	(485)	(344)

financing

Cash used to increase/(decrease) liquid resources	74	(63)
Amortisation of 4% unsecured deep discount loan	(5)	(2)

stock and RPI bond

Other non-cash movements		(12)	-
Foreign exchange differences		(1)	-
Increase in net debt		(229)	(387)
Opening net debt	6	(2,804)	(2,060)
Closing net debt	6	(3,033)	(2,447)

TESCO PLC

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

24 weeks ended 11 August 2001	2001 #m	Restated 2000 #m
Profit for the financial period	324	284
Gain/(Loss) on foreign currency net investments	23	(10)
Total recognised gains and losses relating to the financial period	347	274

RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS

24 weeks ended 11 August 2001	2001 #m	Restated 2000 #m
Profit for the financial period	324	284
Dividends	(115)	(101)
	209	183
Gain/(Loss) on foreign currency net investments	23	(10)
New share capital subscribed less expenses	16	29
Payment of dividends by shares in lieu of cash	44	17
Net addition to shareholders' funds	292	219
Opening shareholders' funds at February	4,978	4,436
Closing shareholders' funds at August	5,270	4,655

--. TESCO PLC

NOTES TO THE ACCOUNTS

Note 1 Accounting policies

These accounts have been prepared using the accounting policies set out in the Annual Report and Financial Statements 2001 with the exception of the policy on deferred tax. Financial Reporting Standard (FRS) 19 'Deferred Tax' has been adopted with effect from 25 February 2001. FRS 19 requires that deferred tax be recognised in respect of all timing differences that have originated, but not reversed, by the balance sheet date. Prior to 25 February 2001 the Group's accounting policy was to provide the deferred tax which was likely to be payable or recoverable.

The prior year comparatives have been restated to comply with FRS 19. The effect is to reduce profit after tax by #17m (full year effect #45m) from #301m to #284m and to reduce opening net assets by #333m from #4,769m to #4,436m. Earnings per share have been restated from 4.45p to 4.20p and adjusted diluted earnings per share from 4.48p to 4.23p.

Note 2 Group turnover analysis

24 weeks ended 11 August 2001	2001 #m	2000 #m	Increase %
Turnover (inc VAT)			
Food Retailing	9,796	8,904	10.0
Property Development	-	4	
Total UK	9,796	8,908	10.0
Rest of Europe *	1,063	806	31.9
Asia *	652	370	76.2
Group	11,511	10,084	14.2
Turnover (ex VAT)			
Food Retailing	9,064	8,229	10.1
Property Development	-	4	
Total UK	9,064	8,233	10.1
Rest of Europe *	949	722	31.4
Asia *	611	347	76.1
Group	10,624	9,302	14.2

====== ====== ====== TESCO PLC

NOTES TO THE ACCOUNTS (CONTINUED) Note 3 Group operating profit analysis

	2001 #m	2000 #m	Increase %

UK	501	447	12.1
Rest of Europe *	24	13	84.6
Asia *	9	2	350.0
	-------	-------	-------
	534	462	15.6
Goodwill amortisation	(4)	(3)	
	-------	-------	-------
Operating profit	530	459	15.5
	=====	=====	=====
UK operating margin (%)	5.5	5.4	

* Results for Rest of Europe and Asia are for the period ended 30 June 2001,

with the exception of the Republic of Ireland which is to 11 August 2001.

Note 4 Earnings per share and diluted earnings per share

The calculation of earnings, including net loss on disposal of fixed assets and goodwill amortisation is based on the profit for the period of #324m (2000 - #284m restated).

For the purpose of calculating earnings per share, the number of shares is the

weighted average in issue during the 24 weeks of 6,869m (2000 - 6,768m).

	24 weeks 2001 Million	24 weeks 2000 Million
Weighted average number of diluted share options	120	117
Weighted average number of shares in issue in the period	6,869	6,768
	---------	---------
Total number of shares for calculating diluted Earnings per share	6,989	6,885

--. TESCO PLC

NOTES TO THE ACCOUNTS (CONTINUED)

Note 5 Reconciliation of operating profit to net cash inflow from operating activities

	24 weeks 2001 #m	24 weeks 2000 #m
Operating profit	530	459

Depreciation and amortisation	247	220
Increase in goods held for resale	(45)	(37)
Decrease in debtors	10	22
Increase/(Decrease) in trade creditors	121	(11)
Increase in other creditors	87	21
Decrease/(Increase) in working capital	173	(5)
Net cash inflow from operating activities	950	674

Note 6 Analysis of changes in net debt

	At 24 Feb 2001 #m	Cash flow #m	Other non cash changes #m	Exchange movements #m	At 11 Aug 2001 #m
Cash at bank and in hand	279	200	-	3	482
Overdrafts	(8)	-	-	-	(8)
	271	200	-	3	474
Money market investments and deposits	255	74	-	(4)	325
Bank and other loans	(1,381)	35	-	-	(1,346)
Finance leases	(24)	15	(14)	-	(23)
Debt due within one year	(1,405)	50	(14)	-	(1,369)
Bank and other loans	(1,908)	(535)	(5)	-	(2,448)
Finance leases	(17)	-	2	-	(15)
Debt due after one year	(1,925)	(535)	(3)	-	(2,463)
	(2,804)	(211)	(17)	(1)	(3,033)

END

IR 'IFFSLAAIDLIL.

Document rns0000020010918dx9i000xd

Tesco PLC Director Shareholding.

137 words
14 September 2001
10:34
Regulatory News Service
English

Tesco PLC 14 September 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 12th September 2001, 17,471 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 17,471 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSLIMMTMMTBBLB.

Document rns0000020010914dx9e006sh

Tesco PLC Doc re Report and Accounts.

98 words

11 September 2001

16:34

Regulatory News Service

English

(c) 2001

Tesco PLC 11 September 2001

Doc Re Annual Report and Financial Statements 2001; Annual Review and Summary Financial Statements 2001

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

END

'ACSEFLFFFKBXBBE.

Document rns0000020010911dx9b00fqu

Tesco PLC Director Shareholding.

137 words

7 September 2001

16:27

Regulatory News Service

English

Tesco PLC 7 September 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 7th September 2001, 14,888 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 14,888 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSLRMFTMMTMBTB.

Document rns0000020010907dx9700gd4

Tesco PLC Tesco Brokers.

80 words

29 August 2001

16:03

Regulatory News Service

English

(c) 2001

Tesco PLC

29 August 2001

29th August 2001

TESCO BROKERS

Tesco is pleased to announce the addition of Merrill Lynch as brokers to the

company with immediate effect. Merrill Lynch will act as joint brokers with Deutsche Bank. Morgan Stanley will continue its long relationship with Tesco

as a corporate financial advisor.

- ends -

Enquiries:-

Tesco

Investor Relations	Steve Butler	01992 644800
Press	Chris Leake	01992 646869
The Maitland Consultancy	Philip Gawith	020 7379 5151

END

'MSCDKCKPQBKDDFB.

Tesco PLC Director Shareholding.

137 words
29 August 2001
16:26
Regulatory News Service
English
(c) 2001

Tesco PLC 29 August 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 29th August 2001, 16,592 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 16,592 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END 'RDSPLMFTMMTTBMB.

Document rns0000020010829dx8t00enw

Tesco PLC Director Shareholding.

214 words
29 August 2001
16:13
Regulatory News Service
English
(c) 2001

Tesco PLC 29 August 2001

Tesco PLC

DIRECTORS' SHAREHOLDINGS 29 August 2001

Mr T J R Mason a Director of the Company acquired an interest in the following shares as a consequence of his marriage to Fiona Margaret Archer, on 30 June 2001.

Ordinary Shares of 5p each

47,975 shares at a value of 256.50p (mid-price on 29 June 2001)

Profit Sharing Scheme

17 May 1999 999 shares @ 184.25p

10 May 2000 1,048 shares @ 216.25p

11 May 2001 1,006 shares @ 250p

Savings-Related Share Option Scheme

31 October 1996 12,468 shares at an option price of 83p

Executive Share Option Scheme

17 April 1997 30,000 shares at an option price of 117.66p

21 May 1998 18,000 shares at an option price of 176.66p

28 January 1999 15,000 shares at an option price of 178p

26 June 2000 9,888 shares at an option price of 205p

26 April 2001 11,500 shares at an option price of 247p

Executive Incentive Scheme

8 May 2000 Allotted 5,614 shares @ 174p

8 May 2001 Allotted 4,044 shares @ 247.50p

Enquiries: J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel: 01992 632222

END

'RDSPLMFTMMMTBPB.

Document rns0000020010829dx8t00e77

Tesco PLC Doc re Pricing Supplement.

132 words
29 August 2001
15:46
Regulatory News Service
English
(c) 2001

Tesco PLC 29 August 2001

Doc Re Issue of #100,000,000 6.00 per cent.Notes due 2008 to be consolidated and form a single series with the #150,000,000 6.00 per cent. Notes due 2008 issued on 13th June 2001 under the #3,000,000,000 Euro Note Programme ISIN: XS0134567477

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

END

'DOCILFVETLIAFIL.

Document rns0000020010829dx8t00d9u

Tesco PLC Director Shareholding.

137 words

23 August 2001

10:12

Regulatory News Service

English

(c) 2001

Tesco PLC 23 August 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 22nd August 2001, 51,920 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 51,920 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSPJMMTMMMTBTB.

Document rns0000020010823dx8n004sb

Tesco PLC Director Shareholding.

137 words
15 August 2001
16:31
Regulatory News Service
English

Tesco PLC 15 August 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 15th August 2001, 120,019 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 120,019 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSPAMFTMMTBBRB.

Document rns0000020010815dx8f00oui

Tesco PLC Director Shareholding.

156 words

13 August 2001

16:49

Regulatory News Service

English

(c) 2001

Tesco PLC 13 August 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 10th August 2001, 2,434,835 Ordinary Shares of 5p each in the Company were allotted and issued to Tesco QUEST Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, at a subscription price of 253 pence per share pursuant to the Company's Savings-Related Share Option Scheme (1981). As a result of the allotment and issue, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts all collectively have an interest in the 2,434,385 Ordinary Shares of 5p each in the Company as the beneficiaries

of the trust include all employees of the group including these Directors.

Enquiries: J A Bailey Esq
Deputy Secretary
Tesco PLC
Tel:-(01992) 632222

END

'RDSPJMFTMMIBBAB.

Document rns0000020010813dx8d00itu

Tesco PLC Director Shareholding.

137 words

9 August 2001

17:52

Regulatory News Service

English

(c) 2001

Tesco PLC 9 August 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 8th August 2001, 91,300 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 91,300 Ordinary Shares of 5p each in the Company.

Enquiries: J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END 'RDSPLMRTMMIMBAB.

Document rns0000020010809dx8900b9m

Tesco PLC Director Shareholding.

137 words
9 August 2001
17:51
Regulatory News Service
English
(c) 2001

Tesco PLC 9 August 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 8th August 2001, 209,899 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 209,899 Ordinary Shares of 5p each in the Company.

Enquiries: J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSPLMRTMMIMBJB.

Document rns0000020010809dx8900b9l

Tesco PLC Doc re Pricing Supplement.

100 words
7 August 2001
16:01
Regulatory News Service
English
(c) 2001

04 JAN 20 AM 7:21

Tesco PLC 7 August 2001

Doc Re Issue of JPY 50,000,000,000 0.70% Notes due 20 September 2006 - ISIN: XS0133400134

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

END

'DOCILFEETIIDIIL.

Document rns0000020010807dx8700f4p

Tesco PLC Acquisition.

343 words
7 August 2001
07:16
Regulatory News Service
English
(c) 2001

Tesco PLC

7 August 2001

THE NUTRI CENTRE AT TESCO

Tesco has bought a majority stake, 50.1%, for the net sum of #2.93 million, in The Nutri Centre, the specialist mail order and retail group, it is announced today.

The move is the first major investment into the Complementary Medicine market by a global retailer.

The Nutri Centre founder and current owner, Rohit Mehta, becomes the Tesco Healthy Living Consultant, and will continue managing the business following the deal signed today.

The Complementary Medicine market, predicted to be worth over #300 million in the UK by 2003, is expected to grow at some 15% per annum as alternative therapies and treatments become more mainstream amongst British customers and health practitioners. The market has more than doubled in the last five years.

A range of 85 Nutri Centre@Tesco products will be available initially in 50 Tesco stores from 7th August; a roll-out plan to over 200 stores is being finalised. The full range of over 22,000 products will be available through a new mail order catalogue alongside information leaflets in the stores.

Customers will be able to make orders by telephone for home delivery. Additional plans are underway to offer access through the Tesco.com web-site.

Tesco believe the UK Complementary medicine market is set to expand. British consumers still spend significantly less than their American and European counterparts on alternative therapies and treatments.

Said Tim Mason, Tesco Marketing Director, "Customers tell us they want to live a healthier lifestyle so demand for natural products is booming. Our link with the Nutri Centre will give customers access to an exciting range of complementary medicine - catering for all their needs and opening up a whole new market to Tesco."

Rohit Mehta said "Our link to Tesco will bring natural products to the mass market. Customers will now have the experience of the Nutri Centre@Tesco in

their local store."

- ends -

Contact:	Tesco Press Office	01992 644645 / 646869
	Out of hours	01992 637271

END

'ACQPRMFTMMAMMFB.

Document rns0000020010807dx87000gv

Tesco PLC Pre Close Statement.

99 words
6 August 2001
08:03
Regulatory News Service
English
(c) 2001

Tesco PLC

6 August 2001

6 August 2001

TESCO PLC

Tesco PLC will today commence its usual series of pre-close season analyst

meetings, ahead of the half-year on 11 August 2001. At the meetings, Tesco will update analysts on performance against the previously stated strategy.

Management remains confident that it will deliver results which are broadly in line with the current consensus forecast.

The half-year interim results will be announced on 18 September 2001.

- ends -

Enquiries:

Tesco Investor Relations

Steve Butler Tel: 01992 644800

Lucy Cross Tel: 01992 646663

END

'MSCUUUGURUPGGMW.

Document rns0000020010806dx86001p8

Tesco PLC Director Shareholding.

137 words

2 August 2001

14:13

Regulatory News Service

English

(c) 2001

Tesco PLC 2 August 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 1st August 2001, 226,993 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 226,993 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END 'RDSPTMITMMMMBPB.

Document rns0000020010802dx8200dfl

Tesco PLC Listing Particulars.

138 words

30 July 2001

17:42

Regulatory News Service

English

(c) 2001

Tesco PLC 30 July 2001

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 30th July 2001

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE:	#3,000,000,000 Euro Term Note Programme
ISSUER:	Tesco PLC
INCORPORATED IN:	England and Wales
GUARANTOR:	n/a
INCORPORATED IN:	n/a

Particulars relating to the issue may be obtained during usual business hours

for fourteen days from the date of this formal notice from:

Tesco PLC
Tesco House
Delamare Road
Cheshunt

HSBC Bank plc
Mariner House
Pepys Street
London EC3N 4DA

Hertfordshire EN8 9SL

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

END 'MSCWUUPGMUPGGMU.

Document rns0000020010730dx7u00iiq

Tesco PLC Doc re Listing Particulars.

91 words
30 July 2001
10:19
Regulatory News Service
English
(c) 2001

Tesco PLC 30 July 2001

Doc Re #3,000,000,000 Euro Note Programme.

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

END 'DOCBBLFXFDBBBBK.

Document rns0000020010730dx7u004he

Tesco PLC Director Shareholding.

137 words
25 July 2001
15:50
Regulatory News Service
English

Tesco PLC 25 July 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 25th July 2001, 46,877 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 46,877 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END 'RDSRAMATMMITBFB.

Document rns0000020010725dx7p00gcz

Tesco PLC Director Shareholding.

137 words
18 July 2001
17:04
Regulatory News Service
English

Tesco PLC 18 July 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 18th July 2001, 153,866 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 153,866 Ordinary Shares of 5p each in the Company.

Enquiries: J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSRPMRTMMMBBMB.

Document rns0000020010718dx7i00ffr

Tesco PLC Director Shareholding.

137 words

11 July 2001

16:41

Regulatory News Service

English

(c) 2001

Tesco PLC 11 July 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 11th July 2001, 279,537 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 279,537 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END 'RDSRBMFTMMJBBRB.

Document rns00000020010711dx7b00f4l

Tesco PLC Director Shareholding.

137 words

6 July 2001

11:53

Regulatory News Service

English

(c) 2001

Tesco PLC 6 July 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 4th July 2001, 47,108 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 47,108 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END 'RDSRFMBTMMIMBPB.

Document rns0000020010728dx760003x

Tesco PLC Director Shareholding.

77 words
4 July 2001
15:40
Regulatory News Service
English
(c) 2001

Tesco PLC 4 July 2001

TESCO PLC

DIRECTORS' SHAREHOLDINGS

The Company has been informed that on 2nd July 2001 the following Directors purchased Ordinary shares of 5p each in the Company at a price of 255p. This

was as a result of re-investments in PEP's.

Director	No of Shares
D E Reid	97
R S Ager	484

Enquiries:

J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel:-(01992) 632222

END

'RDSRIMATMMJMBFB.

Tesco PLC Director Shareholding.

114 words

2 July 2001

11:52

Regulatory News Service

English

Tesco PLC 2 July 2001

Tesco PLC ("the Company")

DIRECTORS' SHAREHOLDINGS

The Directors below became entitled to scrip dividend Ordinary shares of 5p each in the Company on 29th June 2001, at a price of 248.25p per share, under

the Scrip Dividend Scheme:

Director	No of Shares
R S Ager	19,387
P A Clarke	4,364
J Gardiner	7,151
J Gildersleeve	19,529
A T Higginson	6,084
T P Leahy	29,176
T J R Mason	12,936
G F Pimlott	384
D T Potts	6,212
D E Reid	26,407

Enquiries:

J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel: 01992 632222 END

'RDSRTMBTMMIMBPB.

Document rns0000020010912dx720058r

Tesco PLC Director Shareholding.

142 words
2 July 2001
17:28
Regulatory News Service
English
(c) 2001

Tesco PLC 2 July 2001

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

Tesco PLC has been notified that on 2nd July 2001 the Tesco Employees Trust

purchased Ordinary Shares of 5 pence each in the Company as shown below:

Date	No of Shares	Price (pence)
2nd July 2001	1,200,000	255.41

The Trust is a discretionary trust for the benefit of employees and executive

directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are:

R.S. Ager, P.A. Clarke, J. Gildersleeve, A. Higginson, T.P. Leahy, T.J.R. Mason, D.T. Potts and D.E. Reid

Enquiries: J A Bailey Esq Deputy Secretary Tesco PLC Tel:-01992 632222

END

'RDSRTMRTMMTMBTB.

Document rns0000020010912dx72004hs

Tesco PLC Director Shareholding.

137 words
28 June 2001
15:35
Regulatory News Service
English

Tesco PLC 28 June 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 27th June 2001, 40,447 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 40,447 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSFPMATMMJTBBB.

Document rns0000020010714dx6s01fp3

Tesco PLC Additional Listing.

71 words
27 June 2001
12:06
Regulatory News Service
English
(c) 2001

Tesco PLC 27 June 2001

Tesco PLC ("the Company")

Application has been made to the FSA UK Listing Authority, the London Stock Exchange and the Irish Stock Exchange for the listing of 17,940,327 Ordinary Shares of 5p each, ranking pari passu with the existing Ordinary Shares, to the Official List.

These shares have been issued pursuant to the Company's Scrip Dividend Scheme.

END

'LISGGGZVZNGGMZM.

Document rns0000020010714dx6r01ffp

Tesco PLC Director Shareholding.

52 words
25 June 2001
15:19
Regulatory News Service
English

Tesco PLC 25 June 2001

TESCO PLC

DIRECTORS SHAREHOLDINGS

The Company has today been informed that Mr Rowley Stuart Ager, Director, transferred on 21st June 2001 2,673 Ordinary shares into an ISA.

Enquiries:

J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel: 01992 632 222

END 'RDSFAMATMMBTBJB.

Document rns0000020010714dx6p01duq

Tesco PLC Tesco.com moves into US.

867 words
25 June 2001
07:17
Regulatory News Service
English
(c) 2001

Tesco PLC 25 June 2001

GROCERYWORKS TO IMPLEMENT TESCO.COM'S STORE BASED GROCERY HOME SHOPPING SERVICE IN THE US THROUGH SAFEWAY INC'S STORES

LONDON, ENGLAND, DALLAS, TX and PLEASANTON, CA - June 25, 2001 -

Tesco PLC, the number 1 food retailer in the UK and the largest e-grocer in the world, announced today that they will be working with Safeway Inc., a leading US supermarket retailer through GroceryWorks (Safeway Inc.'s exclusive on-line grocery channel) to bring Tesco's home shopping model to the United States.

In addition, GroceryWorks has completed a round of financing led by Tesco, which includes $35m cash (#24.9m) and other assets. Tesco.com (Tesco PLC's on-line grocery channel) is contributing $22 million (#15.7m) in cash, as well as intellectual property and technical resources, for 35% of the GroceryWorks voting equity. Safeway Inc. holds approximately 50% of the voting equity and the remainder of the voting equity is held by other current preferred shareholders.

Tesco PLC's Chief Executive Terry Leahy said, "Retailing services are a key part of the Tesco strategy for growth. We have developed the best on-line grocery home shopping system in the world which we know can be of use to other retailers. Last year we outlined our desire to take Tesco.com into different markets including the US. We admire Safeway Inc. greatly - they represent the best of US retail. With Tesco's know-how and the Safeway Inc. brand we have the perfect combination to bring grocery home shopping to the world's largest market."

The deal combines Tesco's experience in developing internet sites and the system to run a store-based grocery home shopping service with Safeway Inc.'s quality operations, procurement strength, its well-recognised brand, 1500 stores in the US and knowledge of the US market.

Tesco.com is the largest and most successful Internet-based grocery home shopping service in the world. In the UK this service is profitable, has almost 1 million registered customers, 70,000 orders per week and annualised sales running at a rate of #300m ($420m).

Vasant Prabhu, Executive Vice President, Chief Financial Officer and President of e-Commerce Businesses, Safeway Inc. said, "We believe that on-line grocery is a service that meets the needs of busy consumers. We have great respect for what Tesco.com has achieved in the United Kingdom. Through our mutual relationship with GroceryWorks, our goal is to create the biggest and best on-line grocer in the United States."

Gary Fernandes, Chairman of GroceryWorks said, "I am extremely gratified that GroceryWorks is now part of a strategic relationship with two of the world's leading retailers. These relationships, along with the new capital, will enable GroceryWorks to achieve its objective of becoming the leading grocery e-tailer in the United States."

GroceryWorks will suspend operations on Tuesday, June 26th. When resumed, the on-line grocery business will operate under the local Safeway Inc. banner, with a new website and deliveries coming from stores not from warehouses. About Tesco PLC

Tesco has four parts to its strategy: to maintain a strong core UK business, to be as strong in non-food as food, to grow internationally and to move into retailing services such as on-line shopping. This strategy is delivering the fastest organic growth of any major retailer in the world, with group sales of #22.8bn ($32 billion) and group profit before tax of #1.07bn ($1.5 billion). The company operates over 900 stores in the United Kingdom, Republic of Ireland, Hungary, Poland, Czech Republic, Slovakia, Thailand, South Korea and Taiwan. It has 240,000 staff worldwide and 25million sq. ft. of sales space, of which nearly 40% is outside of the UK.

About Safeway Inc.

Safeway Inc. is a Fortune 50 company and one of the largest food and drug retailers in North America based on sales. The company operates 1,747 stores in the Western, Southwestern, Rocky Mountain, Midwestern and Mid-Atlantic regions of the United States and in Western Canada, and employs almost 200,000 people. The company had sales of #22.8bn ($32 billion) in the year 2000. The company's common stock is traded on the New York Stock Exchange under the symbol SWY.

About GroceryWorks

GroceryWorks is an internet-based grocery home shopping service that has been operating in Texas since January of 2000. It is the exclusive on-line grocery channel for Safeway Inc. and is the vehicle by which

Tesco and Safeway Inc. will be developing grocery home shopping in the United States.

About the US Internet market

The US internet market offers huge opportunities. It is the largest market for e.commerce in the world, with 60% of households having Internet access compared to 30% in the UK. However, the market for grocery home shopping is

currently smaller than in the U.K.

Exchange rate #1=$1.40

$1=#0.71

Contacts: GroceryWorks: Gary Fernandes: 972-813-4065
Tesco: Lucy Neville-Rolfe: 01992-646-654

Steve Butler: 01992-644-800

Safeway: Julie Hong: 925-467-3832 (analysts)

Debra Lambert: 925-467-3267 (media)

-0o0-

END

'MSCDKPKQABKKCAB.

Document rns0000020010714dx6p01di4

Tesco PLC Director Shareholding.

137 words
21 June 2001
10:33
Regulatory News Service
English

Tesco PLC 21 June 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 20th June 2001, 115,669 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 115,669 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSFBMMTMMTTBPB.

Document rns00000200107l4dx6l01cg4

Tesco PLC Director Shareholding.

86 words

18 June 2001

17:21

Regulatory News Service

English

(c) 2001

Tesco PLC 18 June 2001

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

The Company was informed that on Friday 15 June 2001, Mr P A Clarke exercised two options over Ordinary shares of 5p each in the Company under the Tesco Executive Share Option Scheme, which were subsequently sold on that day at

263p per share:

No. of Shares	Option Price
76,281	151.66p
17,718	176.66p

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSFPMRTMMBBBFB.

Document rns0000020010714dx6i01bqa

Tesco PLC Trading Statement.

337 words

15 June 2001

07:13

Regulatory News Service

English

(c) 2001

Tesco PLC

15 June 2001

TESCO PLC

QUARTER 1 TRADING STATEMENT

GROUP SALES GROW BY 14%

Terry Leahy, Chief Executive, comments:-

"This is an excellent performance by the whole Tesco team at home and abroad reflecting the strength of our strategy. Our constant focus on creating value for customers continues on Monday when we launch our next round of price cuts."

Outstanding Group Growth

Group sales continue to accelerate and in the first quarter increased by 14%. This growth has been driven by excellent performances from all four elements of our strategy: a strong core UK, increasing non-food sales, rapid international growth and our expansion into retailing services.

Strong UK Growth - up 9.8%

Total UK sales for the twelve weeks, ending 19 May, were up 9.8%. Like-for-like sales were up 6.7% driven by strong sales volumes of 6.4% in a period of buoyant demand. This performance reflects our determination to deliver the best offer for customers and when we launch our next round of price cuts on Monday you will see over #60m of reductions on 700 products.

Strong International Performance

International sales were in-line with our plans, up 50% with all countries contributing to this growth. In the first 12 weeks of the year we have opened 400k sq. ft. and target over 3m sq. ft. of new trading space in the year.

Record Non-Food Performance

Our strategy of offering excellent value in non-food to customers continues to grow sales and gain market share. In the first 12 weeks of the year we have grown our home entertainment business by 40% on a like-for-like basis and launched electronic top up on phone cards.

The next trading update will be at our Half-Year Results presentation scheduled for 18 September 2001.

- ends -

Enquiries:-

Steve Butler - Tesco Investor Relations Tel:- 01992 644 800
Chris Leake - Tesco Press Office Tel:- 01992 646 869
Angus Maitland - Maitland Consultancy Tel:- 0207 379 5151

END

'TSTDGGDLSXBGGBS.

Document rns0000020010714dx6f01b3d

Tesco PLC Director Shareholding.

137 words
14 June 2001
18:00
Regulatory News Service
English

Tesco PLC 14 June 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

The Company announces that, on 14th June 2001, 353,469 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 353,469 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSFIMRTMMABBAB.

Document rns0000020010714dx6e01aj6

Tesco PLC Doc re Pricing Supplements.

98 words
13 June 2001
16:42
Regulatory News Service
English
(c) 2001

Tesco PLC 13 June 2001

Doc re Issue of #150,000,000 6 per cent Notes due June 2008 ISIN: XS0130779241

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

END

'DOCQXLFFFQBXBBX.

Document rns0000020010714dx6d019lj

Tesco PLC Director Shareholding.

137 words

7 June 2001

10:19

Regulatory News Service

English

Tesco PLC 7 June 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

The Company announces that, on 6th June 2001, 31,559 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 31,559 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSFRMMTMMBMBIB.

Document rns0000020010714dx67017fd

Tesco PLC Director Shareholding.

137 words

4 June 2001

10:33

Regulatory News Service

English

(c) 2001

Tesco PLC 4 June 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

The Company announces that, on 31st May 2001, 28,496 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 28,496 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSFIMMTMMTMBFB.

Document rns00000200107l4dx64015bx

Tesco PLC Director Shareholding.

61 words

30 May 2001

17:32

Regulatory News Service

English

Tesco PLC 30 May 2001

TESCO PLC

DIRECTORS SHAREHOLDINGS

Mr John Gildersleeve, Director, has today, 30 May 2001, transferred for no consideration 4,000 Ordinary shares to various members of his family and therefore has ceased to be interested in those shares.

Enquiries:

J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel: 01992 632 222

END

'RDSAMMRTMMTJBPB.

Document rns00000200107l4dx5u0134l

Tesco PLC Director Shareholding.

50 words
30 May 2001
17:30
Regulatory News Service
English

Tesco PLC 30 May 2001

TESCO PLC

DIRECTORS SHAREHOLDINGS

The Company has been informed that Mr Tim Mason, Director, transferred on 29 May 2001 1,676 Ordinary shares into an ISA.

Enquiries:

J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel: 01992 632 222

END

'RDSAMMRTMMTJBFB.

Document rns0000020010714dx5u0134f

Tesco PLC Doc re Pricing Supplements.

96 words
30 May 2001
17:27
Regulatory News Service
English
(c) 2001

Tesco PLC 30 May 2001

Doc Re Issue of #30,000,000 Floating Rate Notes due 2006 ISIN:XS0129671011

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

END 'DOCDBLFXFEBFBBL.

Document rns0000020010714dx5u0133u

Tesco PLC Doc re Pricing Supplement.

97 words

30 May 2001

17:13

Regulatory News Service

English

(c) 2001

Tesco PLC 30 May 2001

Doc re Issue of #150,000,000 6 per cent. Notes due 2006 - ISIN: XS0129239611

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

END

'DOCILFEREIIIVIL.

Document rns0000020010714dx5u01307

Tesco PLC Director Shareholding.

137 words
24 May 2001
16:54
Regulatory News Service
English
(c) 2001

Tesco PLC 24 May 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

The Company announces that, on 23rd May 2001, 44,716 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 44,716 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSAIMFTMMITBLB.

Document rns00000200107l4dx5o0128l

Tesco PLC Director Shareholding.

70 words
18 May 2001
16:30
Regulatory News Service
English
(c) 2001

Tesco PLC 18 May 2001

Tesco PLC

DIRECTORS SHAREHOLDING

The Company was informed today that Mr John Gardiner, Director, has purchased 100,000 Ordinary shares of 5p each of the Company at 242.25p per share on 18 May 2001. The shares will be held in his wife's name, Celia Gardiner.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSAPMFTMMTBBFB.

Document rns0000020010714dx5i00zox

Tesco PLC Director Shareholding.

135 words

16 May 2001

18:13

Regulatory News Service

English

(c) 2001

Tesco PLC 16 May 2001

Notification of Interest of Directors and Connected Persons

The Company announces that, on 16th May 2001, 183,976 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R.S. Ager, J. Gardiner, J. Gildersleeve, A. Higginson, T.P. Leahy, T.J.R. Mason, D.E. Reid, P.A. Clarke, D.T. Potts who are beneficiaries of the trust, ceased to have an interest in the 183,976 Ordinary Shares of 5p each in the Company.

Enquiries: J.A. Bailey Esq

```
Deputy Secretary, Tesco PLC
Tel: (01992) 632222
```

END

'RDSAFMRTMMIBBIB.

Document rns0000020010714dx5g00xj3

Tesco PLC Director Shareholding.

95 words

14 May 2001

17:43

Regulatory News Service

English

(c) 2001

Tesco PLC 14 May 2001

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Directors below were appropriated shares on 11 May 2001, at a price of

250p per share, under the Company's Employee Profit Sharing Scheme.

Director	Number of Shares
T P Leahy	3,200
R S Ager	3,200
J Gildersleeve	3,200
T J R Mason	3,200
D E Reid	3,200
P A Clarke	3,200
A Higginson	3,200
D T Potts	3,200

Enquiries:

J A Bailey Esq

Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSAIMRTMMJBBPB.

Document rns0000020010714dx5e00w5n

Tesco PLC Director Shareholding.

94 words

14 May 2001

17:39

Regulatory News Service

English

(c) 2001

Tesco PLC 14 May 2001

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Directors below have today, 14 May 2001, had Ordinary Shares released, under the Company's Employee Profit Sharing Scheme, which were first

appropriated on 13 May 1998.

Director	Number of Shares
T P Leahy	4,332
R S Ager	4,332
J Gildersleeve	4,332
T J R Mason	4,332
D E Reid	4,332
P A Clarke	3,987
D T Potts	4,332

Enquiries:

J A Bailey Esq

Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSAIMRTMMJBBIB.

Document rns0000020010714dx5e00w5k

Tesco PLC Director Shareholding.

137 words

9 May 2001

17:49

Regulatory News Service

English

(c) 2001

Tesco PLC 9 May 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

The Company announces that, on 9th May 2001, 380,647 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 380,647 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSALMRTMMIMBAB.

Document rns0000020010714dx5901s91

Tesco PLC Director Shareholding.

138 words

3 May 2001

15:13

Regulatory News Service

English

(c) 2001

Tesco PLC 3 May 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

The Company was notified that, on 2nd May 2001, 139,289 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 139,289 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSAJMATMMMMBPB.

Document rns0000020010714dx530102a

Tesco PLC Director Shareholding.

134 words
1 May 2001
16:12
Regulatory News Service
English
(c) 2001

Tesco PLC 1 May 2001

Tesco PLC has been notified that the Tesco Employees Share Scheme Trustees Ltd

purchased Ordinary Shares of 5 pence each in the company as shown below:

Date	Price (Pence)	No. of Shares
1 May 2001	246.76	2,000,000

The Trust is a discretionary trust for the benefit of employees and executive

directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are:

R. S. Ager P. A Clarke J. Gildersleeve A. Higginson T. P. Leahy T. J. R. Mason D. E. Reid

D. T. Potts

Enquiries: J. A. Bailey Esq.

Deputy Secretary
Tesco PLC
Tel: 01992 632222

END 'RDSABMATMMIMBBB.

Document rns0000020010714dx5101rf7

Tesco PLC Director Shareholding.

94 words

26 April 2001

17:35

Regulatory News Service

English

(c) 2001

Tesco PLC 26 April 2001

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Directors below have today been granted options, at a price of 247p per

share, under the Company's Executive Share Option Scheme:

Director	No. of Shares
T P Leahy	647,773
D E Reid	502,024
R S Ager	323,886
P A Clarke	299,595
J Gildersleeve	429,149
A T Higginson	348,178
T J R Mason	348,178
D T Potts	299,595

Enquiries: J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel: 01992 632222

END

'RDSIFMRTMMTTBLB.

Document rns0000020010714dx4q01qiy

Tesco PLC Director Shareholding.

138 words
26 April 2001
11:05
Regulatory News Service
English
(c) 2001

Tesco PLC 26 April 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

The Company was notified that, on 25th April 2001, 50,560 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 50,560 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSIFMBTMMMTBTB.

Document rns0000020010714dx4q01qyd

Tesco PLC Director Shldg - Amendment.

185 words
23 April 2001
11:33
Regulatory News Service
English

Tesco PLC 23 April 2001

Tesco PLC

DIRECTORS' SHAREHOLDINGS - AMENDMENT

Further to the announcement made on 20 April 2001, RNS Number 3780C, the Directors actually received the Ordinary Shares on 19 April 2001, not the 20 April 2001 as previously stated.

The full amended version is shown below:

DIRECTORS' SHAREHOLDINGS

The Directors below received Ordinary Shares of 5p each released through the Tesco Executive Incentive Scheme at a value of 254.2375p per share, on 19 April 2001. The Company has retained 40% of the shares to cover the tax

liability of the Directors.

Director	Year of Scheme	Number of Shares
T P Leahy	Long Term 1994 34,862	
Short Term 1996		148,682
R S Ager	Long Term 1994 34,862	
Short Term 1996		116,000
J Gildersleeve	Long Term 1994 49,507	

Short Term 1996 148,679

T J R Mason Long Term 1994 17,165

Short Term 1996 77,078

D E Reid Long Term 1994 53,127

Short Term 1996 148,678

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSFXLFLFZBFBBV.

Document rns0000020010714dx4n01o38

Tesco PLC Director Shareholding.

141 words
20 April 2001
11:46
Regulatory News Service
English
(c) 2001

Tesco PLC 20 April 2001

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Directors below have today received Ordinary Shares of 5p each released through the Tesco Executive Incentive Scheme at a value of 254.2375p per share. The Company has retained 40% of the shares to cover the tax liability

of the Directors.

Director	Year of Scheme	Number of Shares
T P Leahy	Long Term 1994	34,862
	Short Term 1996	148,682
R S Ager	Long Term 1994	34,862
	Short Term 1996	116,000
J Gildersleeve	Long Term 1994	49,507
	Short Term 1996	148,679
T J R Mason	Long Term 1994	17,165
	Short Term 1996	77,078
D E Reid	Long Term 1994	53,127
	Short Term 1996	148,678

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSIMMBTMMITBMB.

Document rns0000020010714dx4k01ozk

Tesco PLC Director Shareholding.

138 words
18 April 2001
17:19
Regulatory News Service
English
(c) 2001

Tesco PLC 18 April 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

The Company was notified that, on 18th April 2001, 165,436 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 165,436 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSIPMRTMMBBBIB.

Document rns0000020010714dx4i01nhy

Tesco PLC Dividend.

53 words

17 April 2001

17:43

Regulatory News Service

English

Tesco PLC 17 April 2001

FINAL DIVIDEND SECURITY TITLE *ADR (3:1)

MNEMONIC CODE	*37IS
SEDOL CODE	*2-884-514
DIVIDEND AMOUNT	*N/a
PERIOD	*52 Weeks ended 24-02-01

PROVISIONAL EX DATE *18-04-01

RECORD DATE	*20-04-01
PAYMENT DATE	*10-07-01

NOTES *

END

'DVDZGGMDNNVGMZM.

Document rns0000020010714dx4h01n20

Tesco PLC Director Shareholding.

138 words
12 April 2001
13:34
Regulatory News Service
English
(c) 2001

Tesco PLC 12 April 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

The Company was notified that, on 11th April 2001, 120,231 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 120,231 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSITMJTMMTBBRB.

Document rns0000020010714dx4c01lsy

Tesco PLC Director Shareholding.

65 words

11 April 2001

16:47

Regulatory News Service

English

Tesco PLC 11 April 2001

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

Tesco PLC announces that the Tesco Employees' Share Scheme Trustees Limited purchased 4,000,000 Ordinary Shares of 5 pence each in the Company at a price

of 262.8p per share on 10 April 2001.

```
Enquiries:                      J A Bailey Esq
                              Deputy Secretary
                              Tesco PLC
                              Tel:- 01992 632222
```

END

'RDSIBMFTMMIBBTB.

Document rns0000020010714dx4b01mf4

Tesco PLC Director Shareholding.

186 words
11 April 2001
16:41
Regulatory News Service
English
(c) 2001

Tesco PLC 11 April 2001

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Directors listed below have today been allocated, at a price of 259.25p per share, share entitlements under the Company's Executive Incentive Scheme, which comprises both long term and short term share bonuses. The entitlement to receive these shares is based on performance criterion, details of which

are contained in the Tesco PLC Report and Accounts for 2001.

Director	Short Term	Short Term Matching	Long Term	Total Entitlement Granted
T P Leahy	64,802	32,401	138,862	236,065
D E Reid	50,221	25,110	107,618	182,949
R S Ager	32,401	16,200	69,431	118,032
P A Clarke	29,971	14,985	64,223	109,179
J Gildersleeve	42,931	21,465	91,996	156,392
A T Higginson	34,831	17,415	74,638	126,884
T J R Mason	34,831	17,415	74,638	126,884
D T Potts	29,971	14,985	64,223	109,179

Enquiries: J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel: 01992 632222

END

'RDSIBMFTMMJBBRB.

Document rns0000020010714dx4b01mdu

Tesco PLC Director Shareholding.

96 words

11 April 2001

16:28

Regulatory News Service

English

(c) 2001

Tesco PLC 11 April 2001

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Directors of Tesco PLC shown below have today been allocated the following shares under the Company's Executive Incentive Scheme based on yesterday's

closing price of 259.25p.

T P Leahy 85,500

R S Ager 62,421

P A Clarke 2,841

J Gildersleeve 79,090

A Higginson 12,207

T J R Mason 46,644

D T Potts 7,708

D E Reid 82,828

Enquiries: J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel: 01992 632222

END

'RDSIBMFTMMTBBIB.

Document rns0000020010714dx4b01m93

Tesco PLC Dividend.

57 words

10 April 2001

07:11

Regulatory News Service

English

Tesco PLC 10 April 2001

FINAL DIVIDEND SECURITY TITLE *Ord Shs

```
MNEMONIC CODE          *TSCO
SEDOL CODE                *884-709
DIVIDEND AMOUNT     *3.50p
TOTAL                    *4.98p
PERIOD                  *52 weeks ended 24-02-01
```

PROVISIONAL EX DATE *18-04-01

```
RECORD DATE              *20-04-01
PAYMENT DATE            *29-06-01
```

NOTES *Scrip Option available

END

'DVDDGGGDZLFGMZM.

Document rns0000020010714dx4a01kcu

Tesco PLC Final Results.

4,450 words
10 April 2001
07:10
Regulatory News Service
English
(c) 2001

Tesco PLC 10 April 2001

10 April 2001

TESCO PLC

PRELIMINARY STATEMENT OF RESULTS

52 WEEKS ENDED 24 FEBRUARY 2001

Terry Leahy, Chief Executive, comments:

"This year the Tesco strategy has continued to deliver for the customer. All

four parts of this strategy - a strong core UK business, non-food, retailing services and our international business - have contributed to these strong results. We made good progress on our long term transformation from a domestic to an international retailer and we achieved sales growth that is gaining momentum and delivering the fastest organic growth rate of any major international retailer."

GROUP

- SALES UP 11.9% TO #22.8bn - UNDERLYING PROFIT BEFORE TAX* UP 12.0% to #1,070m - ADJUSTED DILUTED EPS* UP 11.1% TO 11.31p - DIVIDEND PER SHARE UP 11.2% TO 4.98p - 240,000 PEOPLE WORLD-WIDE AND 20,000 JOBS TO BE CREATED THIS YEAR

UK

- SALES UP 8.5% TO #19.9bn - LIKE-FOR-LIKE GROWTH OF 4.8% - OUTPERFORMING THE INDUSTRY WITH STRONG VOLUME GROWTH OF 4.8%

INTERNATIONAL

- CENTRAL EUROPE AND ASIA BOTH DELIVERING PROFITS - TOTAL INTERNATIONAL PROFIT UP 48% TO #74m - TOTAL INTERNATIONAL SALES UP 43% TO #2.9bn - SALES FROM THE REST OF EUROPE** UP 29% TO #2.0bn - SALES IN ASIA UP 85% TO #919m

* Excluding net loss on disposal of fixed assets, integration costs and goodwill amortisation.

** Rest of Europe includes Republic of Ireland and Central Europe.

FINANCIAL

Group sales including VAT increased by 11.9% to #22.8bn (2000 - #20.4bn).

Group profit before tax increased 12.0% to #1,070m, excluding the net loss on disposal of fixed assets, goodwill amortisation and integration costs. Group profit before tax rose by 13.0% to #1,054m.

UK sales (excluding property development sales) grew by 8.5% to #19.9bn (2000 - #18.3bn) of which 4.8% came from existing stores and 3.7% from net new stores. Existing store growth has been driven by strong volumes as we have seen zero inflation in total and deflation in our core business. UK operating profit was 10.8% higher at #1,100m (2000 - #993m). The operating margin remained broadly flat at 6.0%.

Total international sales grew by 43% to #2.9bn and contributed #74m to group profits, 48% more than last year.

In the Rest of Europe, total sales rose by 29% to #2.0bn (2000 - #1.5bn) and contributed an operating profit of #70m, up from #51m last year.

Within this, sales in the Republic of Ireland were ahead 6.7% in local currency.

In Central Europe, total sales at constant exchange rates were up 86%. Both the region as a whole and our lead country, Hungary, moved into profit. We opened 17 new hypermarkets in the year giving us 36 in total contributing towards the 5.1m sq. ft. of total selling space in the region.

In Asia, total sales were #919m up 85% on the previous year and we made a profit of #4m compared to a loss of #1m last year. We opened 13 hypermarkets in the year giving us 32 in total with 3.6m sq. ft. of selling space. Our lead country in the region Thailand, moved into profit in the year.

Total joint ventures profit for the year was #21m compared to #11m last year. Within this our share of Tesco

Personal Finance profits was #3m compared to a #4m loss last year.

The tesco.com operations achieved sales of #237m and a loss of #9m - both in line with the expectations we set out in May last year. Within this, grocery home-shopping continued to be profitable.

To date, we have invested #40m to build a business that already has annualised turnover of #300m.

Net interest payable was #125m (2000 - #99m).

Corporation tax has been charged at an effective rate of 27.3% (2000 - 27.8%). Prior to accounting for the net loss on disposal of fixed assets, integration costs and goodwill amortisation, our underlying tax rate was 26.9% (2000 - 27.4%).

Adjusted diluted earnings per share (excluding the net loss on disposal of fixed assets, integration costs and goodwill amortisation) increased by 11.1% to 11.31p (2000 - 10.18p).

The Board has proposed a final dividend of 3.50p (2000 - 3.14p). This together with the interim dividend of 1.48p (2000 - 1.34p) gives a total dividend for the year of 4.98p (2000 - 4.48p). This represents an increase of 11.2% on last year and keeps dividend cover unchanged at 2.27 times. The final dividend will be paid on 29 June 2001 to shareholders on the Register of Members at the close of business on 20 April 2001. Shareholders will continue to have the right to receive the dividend in the form of fully paid ordinary shares instead of cash and forms of election will be sent to shareholders from 11 May 2001. Group capital expenditure in the year was #1.9bn (2000 - #1.5bn) including #200m for the re-purchase of UK stores previously part of sale & leaseback agreements. UK capex was #1.2bn including #705m on new stores and #175m on extensions and refits. Total international capital expenditure was #738m including #390m in Asia. We forecast group capital expenditure increasing slightly to #2.0bn in 2001/02 including #200m of further store buy backs.

Net debt in the year increased by #744m to #2.8bn (2000 - #2.1bn), with gearing increased to 52% (2000 - 43%).

STRATEGY

All four parts of our strategy continue to deliver strong results.

1) A Strong UK Core Business

Our customer focused strategy and commitment to value have delivered increased market share and we see plenty of opportunity for future growth.

2) Non Food

Good progress has been made towards our goal of being as strong in non-food as food. In the year, we added 1.5m sq. ft of non-food space around the world and are on track to achieve #5bn of group non-food sales by the end of 2002.

3) Retailing Services

Tesco Personal Finance is now in profit and tesco.com is firmly established as the largest grocery e-tailer in the world.

4) International Growth

Our organic growth programme is progressing well and our lead countries in Asia and Europe are now profitable. Last year, our international business represented 37% of group space and we are on track to deliver 45% by the end of 2002.

UK BUSINESS

The UK remains our core market and management is totally focused with getting it right for customers.

We participated in a wide-ranging and exhaustive Competition Commission enquiry. We welcomed their findings, which were that:-

* The market was competitive;

* Profits were not excessive;

* Prices were competitive compared to other markets; and

* There was a high degree of consumer satisfaction.

The Commission recommended a binding code of conduct governing relationships between suppliers and the five leading supermarkets. We support this and expect it to operate from the early Autumn. Tesco is an inclusive business and in the year, customers continued to choose us, resulting in strong volume growth in both food and non-food.

Tesco leads on value in the UK. We measure thousands of prices every week and we have significantly

improved our leading position against all the competition. Over the last 5 years Tesco has invested #1bn in price and, in real terms, our prices are now 11% lower than 5 years ago.

But while cutting prices, we constantly respond to other customer needs.

We have:-

* Re-launched our organics range - making us the largest retailer of

organics in the world;

* Developed Finest foods into a #350m brand with over 500 products;

* Extended 24 hour trading to over 300 stores - bringing the convenience

of round the clock shopping to most of the UK; and

* Improved availability on the shelves at all times.

Our change programmes delivered over #150m of efficiencies last year. Over the

next few years, these world leading programmes will allow us to accelerate savings further. In the coming year alone, we expect to save over #200m.

Foot and mouth has been a tragedy for British farmers. We are working closely with the farmers' unions to ease their plight and maintain confidence in British agriculture.

Tesco has stood by British farmers in a year in which currency fluctuations have led others to buy abroad. The company has paid higher prices by doing so and this has significantly benefited farm incomes.

Throughout the crisis our retail prices have remained highly competitive. Our main suppliers are paying farmers more quickly for meat and are paying above the market price. This has contributed to rising costs, part of which we have absorbed to help the farmers through their difficulties.

This has been a huge effort by everybody in the industry. Farmers know they can count on the support of Tesco customers and staff.

NON-FOOD

Customers like our non-food offer. They recognise its quality, value and choice. We are working hard to bring our non-food range to more customers through our new store and extension programmes.

We are making progress in all non-food areas. In the year:-

* We sold #45m worth of TV's and DVD players in our first year as a major

electrical retailer;

* We extended our clothing range, as 'Florence and Fred';

* We introduced a full non-food offering in smaller stores. For example,

Wrexham at 60k sq. ft., has the range that previously would have been in

our 100k sq. ft. stores; and

* We grew our range adding 8,000 new products this year. DEVELOPMENT PROGRAMME

We have developed 5 distinctive store formats tailored to meet the needs of different customers in different areas. This has enabled us to maintain a strong opening programme despite working within a tough planning climate.

This year we opened 1.3m sq. ft., of new space as part of our #1bn investment in the UK.

* Express - we currently have 45 stores open and through our joint

venture with Esso we will have almost 100 by the end of 2001/02.

* Extra - we now have 23 Extra stores with plans to nearly double

this in 2001/02.

We are developing partnerships throughout the UK using new stores as anchors

for local regeneration. These schemes create a range of opportunities providing:

* Jobs for the unemployed;

* Training;

* Subsidised transport, and

* Childcare.

Today we will announce three new schemes at Beckton in London and Rugeley and Stafford in the Midlands bringing the total number to 12.

TESCO PERSONAL FINANCE

Tesco Personal Finance is now profitable and is one of the UK's fastest growing financial services businesses. We have built on the Tesco brand strength and The Royal Bank of Scotland's expertise and systems to give us a clear strategy for long-term profitable growth.

We now have 15 products and services with 2m customers, 400,000 savings accounts and 900,000 credit cards. Tesco Personal Finance is a success with customers as it brings new levels of service and value to the banking sector.

E-COMMERCE

Tesco.com, our e-commerce business, is unique. Customers love it, it is progressing well and we achieved our business plan and financial targets for the year.

We now have:-

* Almost 1m registered customers;

* 70,000 orders per week, giving weekly sales of over #6m;

* Home-shopping available to 90% of the UK population, a level not seen

anywhere else in the world;

* The site re-launched, halving the time it takes to place an order;

* Launched further non-food sites including our popular electrical site;

and. * Launched iVillage in the UK, the most popular internet site for women in

the UK.

Grocery home-shopping has continued to be profitable and its world leading

system is at least 2 years ahead of the competition.

INTERNATIONAL BUSINESS

We continue to build an international business of real scale that has already come a long way.

In 1997 we opened our first two large stores in Hungary. Internationally we now have 68 hypermarkets, 10.4m sq. ft. of retail space, employing over 50,000 people contributing #2.9bn of group turnover and we are on track to operate 130 hypermarkets by 2002.

Europe

In Europe, we are seeing the respective economies grow at different rates, but overall, our development programme is on track. We opened 17 hypermarkets in 2000, giving us 36 in total with a further 18 to open in 2001.

In Hungary, we opened 6 hypermarkets this year giving us 15 in total with plans to open a further 6 in the coming year. We are already in profit and are increasing the opening programme on the back of good market conditions and strong trading performance. Last year, in Budapest, we opened our 2 largest stores in the group at over 150k sq. ft. each.

In Poland, we opened 6 hypermarkets this year giving us 10 in total with plans to open a further 5 in 2001. We have recognised the consumer squeeze on disposable incomes and adjusted our operating plans to reflect this. We plan to break even by the end of the year, a good result at this early stage.

In the Czech Republic and Slovakia, we opened 5 hypermarkets this year giving us 11 in total with a further 7 to open in 2001. We are performing well and are stepping up site research with a view to a higher level of openings from 2002 onwards. This will include more hypermarkets in Prague and smaller hypermarkets for medium sized towns in both the Czech Republic and Slovakia.

In the Republic of Ireland, we continue to grow market share from 22% last year to 24% now. We opened stores at Maynooth and Castlebar and now that the planning rules have been clarified, we expect to open more stores within this framework. We will open a further 5 stores in 2001/02. Asia

In Asia the regional outlook for Tesco is exciting. We have seen some economic slowdown in the last quarter of the year but overall we are ahead of our development plans. We opened 13 hypermarkets in 2000 giving us 32 in total and expect to have 49 open by the end of 2001.

In Thailand, over the last two years we have opened 10 stores and established a leading position in and around Bangkok. As expected this has impacted existing stores but underlying like for like growth remains strong. We now have 24 hypermarkets and plan to open a further 9 in 2001.

The business has already moved into profit, providing a very strong position for future growth and profits are ahead of plan.

Our larger malls in the country are performing particularly well and we are now introducing these into existing stores.

In Korea, we opened 5 hypermarkets in the space of 65 days, a tremendous performance by the local management team. We now have 7 hypermarkets in total and are on track with our overall target for 24 hypermarkets by 2002. Our first two stores continue to trade well with sales of over #2m per week and new stores have all opened above target.

In Taiwan, we acquired our first store in December 2000 which will give us valuable early experience for our future development programme. We will open 2 new stores in 2001.

In addition:-

* With our partner, we are awaiting regulatory approval to start in

Malaysia;

* We continue to research in China and Japan; and

* As you would expect we are always reviewing other opportunities around

the world.

CONCLUSION

To conclude, this year we have:-

* Delivered strong results;

* Made good progress with our transformation from a domestic to an international retailer; and

* Achieved sales growth that is gaining momentum - delivering the fastest organic growth rate of any major international retailer.

We are establishing an international business with real capability and growth prospects that will make a substantial difference to the Tesco group over the next 10 years.

-ends-

Contacts

Analysts	Steve Butler	01992 644800
Press	Chris Leake	01992 646869
	Angus Maitland - The Maitland Consultancy	0207 3795151

Philip Gawith - The Maitland Consultancy 0207 3795151. This document is available via the Internet at http:/ www.tesco.com

Today there will be an analysts meeting at 9.00am and a press conference at 12.30pm both at The Merchant Taylor's Hall, 30 Threadneedle Street, London, EC2

TESCO PLC GROUP PROFIT AND LOSS ACCOUNT

52 weeks ended 24 February 2001	Note	2001 #m	2000 #m	Increase %
Sales at net selling prices	2	22,773	20,358	+11.9
Turnover excluding value added tax	2	20,988	18,796	+11.7
- Normal operating expenses		(19,770)	(17,712)	
- Employee profit sharing		(44)	(41)	
- Integration costs		-	(6)	
- Goodwill amortisation		(8)	(7)	
Operating profit	3	1,166	1,030	+13.2
Share of operating profit of joint ventures		21	11	

Net loss on disposal of fixed		(8)	(9)	
assets				
Profit on ordinary activities		1,179	1,032	+14.2
before interest and taxation				
Net interest payable		(125)	(99)	
Profit on ordinary activities		1,054	933	+13.0
before taxation				
Profit before integration costs,				
net loss on				
disposal of fixed assets and		1,070	955	+12.0
goodwill amortisation				
Integration costs		-	(6)	
Net loss on disposal of fixed		(8)	(9)	
assets				
Goodwill amortisation		(8)	(7)	
Tax on profit on ordinary		(288)	(259)	
activities				
Profit on ordinary activities		766	674	+13.7
after taxation				
Minority interest		1	-	
Profit for the financial year		767	674	+13.8
Dividends		(340)	(302)	
Retained profit for the financial		427	372	
year.				
		Pence	Pence	
Earnings per share	5	11.29	10.07	
Adjusted for integration costs		-	0.06	
after taxation				
Adjusted for net loss on disposal		0.12	0.13	

of fixed assets after taxation

Adjusted for goodwill amortisation		0.12	0.10	
Adjusted earnings per share	5	11.53	10.36	+11.3
Diluted earnings per share	5	11.07	9.89	
Adjusted for integration costs		-	0.06	

after taxation

Adjusted for net loss on disposal		0.12	0.13	

of fixed assets after taxation

Adjusted for goodwill amortisation		0.12	0.10	
Adjusted diluted earnings per share	5	11.31	10.18	+11.1
Dividend per share		4.98	4.48	+11.2
Dividend cover (times)		2.27	2.27	

TESCO PLC GROUP BALANCE SHEET

As at 24 February 2001	Note	2001 #m	2000 #m
Fixed assets			
Intangible assets		154	136
Tangible assets		9,580	8,140
Investments		101	79
Investments in joint ventures		203	172
		10,038	8,527
Current assets			
Stocks	4	838	744
Debtors		322	252
Investments		255	258
Cash at bank and in hand		279	88
		1,694	1,342
Creditors: falling due within one year		(4,389)	(3,487)
Net current liabilities		(2,695)	(2,145)
Total assets less current liabilities		7,343	6,382
Creditors: falling due after more than one year		(1,927)	(1,565)
Provisions for liabilities and charges		(24)	(19)
Total net assets		5,392	4,798
Capital and Reserves			
Called up share capital		347	341
Share premium account		1,870	1,650

Other reserves	40	40
Profit and loss account	3,099	2,738
Equity shareholders' funds	5,356	4,769
Minority interest	36	29

Total capital employed 5,392 4,798. TESCO PLC GROUP CASH FLOW STATEMENT

52 weeks ended 24 February 2001	Note	2001 #m	2000 #m
Net cash inflow from operating activities	6	1,937	1,513

Returns on investments and servicing of finance

Interest received	49	58
Interest paid	(206)	(188)
Interest element of finance lease rental payments	(4)	(1)
Net cash outflow from returns on investments and	(161)	(131)

servicing of finance

Taxation	(272)	(213)

Capital expenditure and financial investment

Payments to acquire tangible fixed assets	(1,953)	(1,296)
Receipts from sale of tangible fixed assets	43	85
Purchase of own shares	(58)	(18)
Net cash outflow from capital expenditure and	(1,968)	(1,229)

financial investment

Acquisitions

Purchase of subsidiary undertakings	(41)	(61)
(Invested in)/received from joint ventures	(35)	62
Net cash (outflow)/inflow from acquisitions and	(76)	1

disposals

Equity dividends paid	(254)	(262)
Cash outflow before use of liquid resources and	(794)	(321)

financing

Management of liquid resources

Increase in short term deposits	-	(68)

Financing

Ordinary shares issued for cash	88	20
Increase in other loans	928	322
New finance leases	13	29
Capital element of finance leases repaid	(46)	(20)

Net cash inflow from financing 983 351

Increase / (decrease) in cash 189 (38). TESCO PLC GROUP CASH FLOW STATEMENT (continued)

52 weeks ended 24 February 2001	Note	2001 #m	2000 #m

Reconciliation of net cash flow to movement in

net debt

Increase / (decrease) in cash		189	(38)
Cash inflow from increase in debt and lease		(895)	(331)

financing

Cash used to increase liquid resources		-	68
Amortisation of 4% unsecured deep discount loan		(7)	(4)

stock and RPI bond

Other non-cash movements		(8)	(30)
Foreign exchange differences		(23)	(5)
Increase in net debt		(744)	(340)
Opening net debt	7	(2,060)	(1,720)
Closing net debt	7	(2,804)	(2,060)

TESCO PLC

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

52 weeks ended 24 February 2001	2001 #m	2000 #m
Profit for the financial year	767	674
Loss on foreign currency net investments	(2)	(36)
Total recognised gains and losses relating to the financial	765	638

year

RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS

2001 2000

52 weeks ended 24 February 2001	#m	#m
Profit for the financial year	767	674
Dividends	(340)	(302)
	427	372
Loss on foreign currency net investments	(2)	(36)
New share capital subscribed less expenses	110	30
Payment of dividends by shares in lieu of cash	52	21
Net addition to shareholders' funds	587	387
Opening shareholders' funds	4,769	4,382

Closing shareholders' funds 5,356 4,769. TESCO PLC NOTES TO THE ACCOUNTS

Note 1 Accounting policies

These accounts have been prepared using the accounting policies set out in

the Annual Report and Financial Statements 2001.

Note 2 Group turnover analysis

52 weeks ended 24 February 2001	2001 #m	2000 #m	Increase %
Turnover (inc VAT)			
Food Retailing	19,880	18,331	+8.5
Property Development	4	3	+33.3
Total UK	19,884	18,334	+8.5
Rest of Europe *	1,970	1,527	+29.0
Asia *	919	497	+84.9
Group	22,773	20,358	+11.9
Turnover (ex VAT)			
Food Retailing	18,368	16,955	+8.3
Property Development	4	3	+33.3
Total UK	18,372	16,958	+8.3
Rest of Europe *	1,756	1,374	+27.8
Asia *	860	464	+85.3
Group	20,988	18,796	+11.7

Note 3 Group operating profit analysis

	2001 #m	2000 #m	Increase %
UK	1,100	993	+10.8
Rest of Europe	70	51	+37.3
Asia	4	(1)	

	1,174	1,043	+12.6
Goodwill amortisation	(8)	(7)	+14.3
Integration costs	-	(6)	
Operating profit	1,166	1,030	+13.2
UK operating margin	6.0	5.9	

* Results for Rest of Europe and Asia are for the year ended 31 December 2000, with the exception of the Republic of Ireland which is to 24 February 2001. TESCO PLC NOTES TO THE ACCOUNTS (continued)

Note 4 Stocks

Stocks comprise goods held for resale of #814m (2000 - #636m) and development property of #24m (2000 - #108m).

Note 5 Earnings per share and diluted earnings per share

The calculation of earnings, including integration costs, net loss on disposal of fixed assets and goodwill amortisation is based on the profit for the period of #767m (2000 - #674m).

For the purpose of calculating earnings per share, the number of shares is the weighted average in issue during the 52 weeks of 6,792m (2000 - 6,693m).

	52 weeks 2001 Million	52 weeks 2000 Million
Weighted average number of diluted share options	134	124
Weighted average number of shares in issue in the period	6,792	6,693
Total number of shares for calculating diluted Earnings per share	6,926	6,817

Note 6 Reconciliation of operating profit to net cash inflow from operating activities

	52 weeks 2001 #m	52 weeks 2000 #m
Operating profit	1,166	1,030
Depreciation and amortisation	476	435
Increase in goods held for resale	(174)	(47)
Decrease / (increase) in development property	82	(40)
Increase in debtors	(72)	(45)
Increase in trade creditors	287	156
Increase in other creditors	172	24
Decrease in working capital	295	48

Net cash inflow from operating activities 1,937 1,513. TESCO PLC

NOTES TO THE ACCOUNTS (continued)

Note 7 Analysis of changes in net debt

	At 26 Feb 2000 #m	Cash flow #m	Other non cash changes #m	Exchange movements #m	At 24 Feb 2001 #m
Cash at bank and in hand	88	189	-	2	279
Overdrafts	(35)	27	-	-	(8)
	53	216	-	2	271
Money market investments and deposits	258	-	-	(3)	255
Bank and other loans	(797)	(576)	(7)	(1)	(1,381)
Finance leases	(15)	(1)	(8)	-	(24)
Debt due within one year	(812)	(577)	(15)	(1)	(1,405)

Bank and other loans	(1,508)	(379)	-	(21)	(1,908)
Finance leases	(51)	34	-	-	(17)
Debt due after one year	(1,559)	(345)	-	(21)	(1,925)
	(2,060)	(706)	(15)	(23)	(2,804)

Note 8 Financial Statements

The financial statements do not constitute statutory accounts. The results for the 52 weeks ended 24 February 2001 are extracts from the Group accounts for that period, which will be delivered to the Registrar of Companies in due course and on which the auditors have given an unqualified report which does not contain a statement under Section 237(2) or (3) of the Companies Act 1985. The results for the 52 weeks ended 26 February 2000 have been extracted from the statutory accounts for that period, which have been delivered to the Registrar of Companies and on which the auditors have given an unqualified report which did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

Note 9 Annual Review

Copies of the 2001 Annual Review and Summary Financial Statements will be sent to shareholders. Copies of the 2001 Annual Accounts will be sent to shareholders who have requested them. Copies of both documents will be available late May 2001 from the Company Secretary, Tesco PLC, PO Box 18, Delamare Road, Cheshunt, Waltham Cross, Hertfordshire, EN8 9SL. These documents will also be available on the internet at www.tesco.com .

Note 10 AGM

The Annual General Meeting will be held at the Royal Lancaster Hotel, Lancaster Terrace, London W2 2TY on Friday 15th June 2001.

END FR 'DKKKNABKKFQD.

Document rns0000020010714dx4a01kcd

Tesco PLC Director Shareholding.

180 words

9 April 2001

17:12

Regulatory News Service

English

(c) 2001

Tesco PLC 9 April 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

Further to the amended announcement made at 16:03 on 6th April 2001 (RNS No. 7939B), the amount of shares transferred to the Tesco Quest was 120,738 and not 252,642 as previously notified. The full amended text is as follows:-

The Company was notified that, on 28th March 2001, 120,738 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 120,738 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSILMRTMMMMBRB.

Document rns0000020010714dx4901kw7

Tesco PLC Director Shrhldg - Amendment.

181 words
6 April 2001
16:06
Regulatory News Service
English
(c) 2001

Tesco PLC 6 April 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

Further to the announcement made at 11:30a.m. on 29th March 2001 (RNS No. 2862B), the amount of shares transferred to the Tesco Quest was 252,642 and not 57,601 as previously notified. The full amended text is as follows:-

The Company was notified that, on 28th March 2001, 252,642 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 252,642 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSKGGGDKVLGMZM.

Document rns0000020010714dx4601kx8

Tesco PLC Director Shareholding.

138 words
5 April 2001
11:50
Regulatory News Service
English

Tesco PLC 5 April 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

The Company was notified that, on 5th April 2001, 513,291 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 513,291 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSIAMBTMMIMBTB.

Document rns0000020010714dx45009gy

Tesco PLC Director Shareholding.

138 words
5 April 2001
11:50
Regulatory News Service
English

Tesco PLC 5 April 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

The Company was notified that, on 5th April 2001, 47,963 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 47,963 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSIAMBTMMIMBBB.

Document rns0000020010714dx45009gx

Tesco PLC Director Shareholding.

142 words

29 March 2001

11:34

Regulatory News Service

English

(c) 2001

Tesco PLC 29 March 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

The Company was notified on 29th March 2001 that, on 28th March 2001, 53,385 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 53,385 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSJLMBTMMTTBLB.

Document rns0000020010714dx3t005o0

Tesco PLC Director Shareholding.

142 words
29 March 2001
11:33
Regulatory News Service
English

Tesco PLC 29 March 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

The Company was notified on 29th March 2001 that, on 28th March 2001, 57,601 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 57,601 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSJLMBTMMTTBPB.

Document rns0000020010714dx3t005ns

Tesco PLC Director Shareholding.

142 words
22 March 2001
17:24
Regulatory News Service
English
(c) 2001

Tesco PLC 22 March 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

The Company was notified on 21st March 2001 that, on 19th March 2001, 239,099 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 239,099 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSJTMRTMMTTBMB.

Document rns0000020010714dx3m0028e

Tesco PLC Director Shareholding.

79 words

22 March 2001

17:19

Regulatory News Service

English

(c) 2001

Tesco PLC 22 March 2001

Tesco PLC (the "Company")

Notification of Interest of Directors and Connected Persons - Amendment

Further to the notification made on 20 March 2001, the quantity of Ordinary shares transferred by Tesco Quest Limited, on 16 March 2001, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981), should have read 252,642 shares and not 127,869 as stated in the original announcement. END

'RDSJTMRTMMBTBAB.

Document rns0000020010714dx3m0027n

Tesco PLC Director Shareholding.

137 words
20 March 2001
16:53
Regulatory News Service
English
(c) 2001

Tesco PLC 20 March 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

The Company announces that, on 16th March 2001, 127,869 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 127,869 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSJMMFTMMITBPB.

Document rns0000020010714dx3k001cc

Tesco PLC Director Shareholding.

137 words
9 March 2001
10:34
Regulatory News Service
English
(c) 2001

Tesco PLC 9 March 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

The Company announces that, on 7th March 2001, 38,824 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 38,824 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSJLMMTMMJMBMB.

Document rns0000020010714dx39004r2

Tesco PLC Director Shareholding.

139 words
9 March 2001
10:33
Regulatory News Service
English
(c) 2001

Tesco PLC 9 March 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

The Company announces that, on 7th March 2001, 1,887,739 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 1,887,739 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSJLMMTMMTMBLB.

Document rns00000200107l4dx39004qy

Tesco PLC Doc re Notice of Meeting etc.

126 words
6 March 2001
12:40
Regulatory News Service
English
(c) 2001

Tesco PLC 6 March 2001

Doc Re Proposals by Tesco Plc for the modification of the existing Trust Deed constituting its outstanding #125,000,000 4 per cent. Unsecured Deep Discount Loan Stock 2006 and Notice of Meeting of Stockholders to be held on 27 March 2001

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

END 'DOCFGGGFMVRGMZM.

Document rns00000200107l4dx3600ris

Tesco PLC Additional Listing.

75 words
26 February 2001
09:50
Regulatory News Service
English
(c) 2001

Tesco PLC 26 February 2001

Tesco PLC ("the Company")

Application has been made to the FSA UK Listing Authority, the London Stock Exchange and the Irish Stock Exchange for the Block Listing of 20,000,000 Ordinary Shares of 5p each, ranking pari passu with the existing Ordinary Shares, to the Official List.

These shares will be issued pursuant to the Company's Savings-Related Share Option Scheme (1981).
END

'LISDGGZZLVNGMZG.

Document rns0000020010714dx2q00n0a

Tesco PLC Director Shareholding.

141 words
23 February 2001
15:32
Regulatory News Service
English
(c) 2001

Tesco PLC 23 February 2001

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

Tesco PLC has been notified that on 22 February 2001 the Tesco Employees Trust

purchased Ordinary Shares of 5 pence each in the Company as shown below:

Date	No of Shares	Price (pence)
22 February 2001	935,292	268.74

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are:

R.S. Ager, P.A. Clarke, J. Gildersleeve, A. Higginson, T.P. Leahy, T.J.R.

Mason, D.T. Potts and D.E. Reid

Enquiries:

J A Bailey Esq
Deputy Secretary
Tesco PLC
Tel:- 01992 632222

END

'RDSTJMATMMTTBLB.

Document rns0000020010714dx2n00lup

Tesco PLC Director Shareholding.

142 words
22 February 2001
15:05
Regulatory News Service
English
(c) 2001

Tesco PLC 22 February 2001

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

Tesco PLC has been notified that on 21 February 2001 the Tesco Employees Trust

purchased Ordinary Shares of 5 pence each in the Company as shown below:

Date	No of Shares	Price (pence)
21 February 2001	3,064,708	268.72

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are:

R.S. Ager, P.A. Clarke, J. Gildersleeve, A. Higginson, T.P. Leahy, T.J.R.

Mason, D.T. Potts and D.E. Reid

Enquiries: J A Bailey Esq
Deputy Secretary
Tesco PLC
Tel:- 01992 632222

END

'RDSTTMATMMMTBBB.

Document rns0000020010714dx2m00kxc

Tesco PLC Director Shareholding.

157 words
21 February 2001
15:56
Regulatory News Service
English

Tesco PLC 21 February 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 21st February 2001, 32,030,982 Ordinary Shares of 5p each in the Company were allotted and issued to Tesco QUEST Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, at a subscription price of 269.5 pence per share pursuant to the Company's Savings-Related Share Option Scheme (1981). As a result of the allotment and issue, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts all collectively have an interest in the 32,030,982 Ordinary Shares of 5p each in the Company as the beneficiaries

of the trust include all employees of the group including these Directors.

```
Enquiries:                    J A Bailey Esq
                            Deputy Secretary
                            Tesco PLC
                            Tel:-(01992) 632222
```

END

'RDSTBMATMMATBMB.

Document rns0000020010714dx2l00mh8

Tesco PLC Director Shareholding.

157 words

21 February 2001

15:54

Regulatory News Service

English

(c) 2001

Tesco PLC 21 February 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

Tesco PLC announces that, on 21st February 2001, 15,411,169 Ordinary Shares of 5p each in the Company were allotted and issued to Tesco QUEST Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, at a subscription price of 269.5 pence per share pursuant to the Company's Savings-Related Share Option Scheme (1981). As a result of the allotment and issue, R S Ager, J Gardiner, J Gildersleeve; A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts all collectively have an interest in the 15,411,169 Ordinary Shares of 5p each in the Company as the beneficiaries

of the trust include all employees of the group including these Directors.

Enquiries: J A Bailey Esq
Deputy Secretary
Tesco PLC
Tel:-(01992) 632222

END

'RDSTBMATMMITBLB.

Document rns0000020010714dx2l00mgr

Tesco PLC Director Shareholding.

137 words

21 February 2001

11:35

Regulatory News Service

English

(c) 2001

Tesco PLC 21 February 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

The Company announces that, on 20th February 2001, 914,467 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 914,467 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSTBMBTMMTTBLB.

Document rns0000020010714dx2l00myg

Tesco PLC Director Shareholding.

137 words
21 February 2001
11:35
Regulatory News Service
English
(c) 2001

Tesco PLC 21 February 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

The Company announces that, on 20th February 2001, 115,387 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 115,387 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSTBMBTMMJTBMB.

Document rns0000020010714dx2l00myc

Tesco PLC Director Shareholding.

83 words
20 February 2001
15:37
Regulatory News Service
English
(c) 2001

Tesco PLC 20 February 2001

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

The Company was informed that the following Director has today exercised an option over Ordinary shares of 5p each in the Company under the Tesco Executive Share Option Scheme at 160.33p per share and then sold the shares at

a price of 268.50p each:

Director	No. of Shares
A Higginson	411,642

Enquiries:

J A Bailey Esq

Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSTMMATMMJTBJB.

Document rns0000020010714dx2k00llm

Tesco PLC Pre-Close Season Briefings.

99 words
19 February 2001
07:05
Regulatory News Service
English
(c) 2001

Tesco PLC 19 February 2001

19 February 2001

TESCO PLC

Tesco PLC will today commence a series of pre-close season analyst meetings ahead of the year-end on 24 February 2001. At the meetings Tesco will update analysts on performance against the previously stated strategy.

Management remains confident that it will deliver results which are broadly in line with the current consensus forecast.

The full-year preliminary results will be announced on 10 April 2001.

- ends -

Enquiries:

Tesco Investor Relations

Steve Butler	Tel:	01992 644800
Harjeet Drubra	Tel:	01992 646663

END

'MSCQQLFFFLBXBBZ.

Document rns0000020010714dx2j00m9h

Tesco PLC Additional Listing.

75 words

19 February 2001

09:35

Regulatory News Service

English

(c) 2001

Tesco PLC 19 February 2001

Tesco PLC ("the Company")

Application has been made to the FSA UK Listing Authority, the London Stock Exchange and the Irish Stock Exchange for the Block Listing of 35,000,000 Ordinary Shares of 5p each, ranking pari passu with the existing Ordinary Shares, to the Official List.

These shares will be issued pursuant to the Company's Savings-Related Share Option Scheme (1981).
END

'LISFGGMZLLMGMZG.

Document rns0000020010714dx2j00la0

Tesco PLC Director Shareholding.

137 words

16 February 2001

11:28

Regulatory News Service

English

(c) 2001

Tesco PLC 16 February 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

The Company announces that, on 15th February 2001, 24,991 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 24,991 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSTFMBTMMTBBIB.

Document rns0000020010714dx2g00jp1

Tesco PLC Director Shareholding.

137 words

14 February 2001

17:03

Regulatory News Service

English

Tesco PLC 14 February 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

The Company announces that, on 14th February 2001, 875,922 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 875,922 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSTIMRTMMMBBMB.

Document rns0000020010714dx2e00j0c

Tesco PLC Director Shareholding.

137 words

12 February 2001

09:19

Regulatory News Service

English

Tesco PLC 12 February 2001

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

Tesco PLC has been notified that the Tesco Employees Trust purchased Ordinary

Shares of 5 pence each in the Company as shown below:

Date	Price (pence)	No. of Shares
9 February 2001	255.00	1,150,000

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive Director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are:

R.S. Ager, P.A. Clarke, J. Gildersleeve, A. Higginson, T.P. Leahy, T.J.R. Mason, D.E. Reid, D.T. Potts

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSTTMLTMMBBMAB.

Document rns0000020010714dx2c00ia7

Tesco PLC Director Shareholding.

137 words

9 February 2001

11:51

Regulatory News Service

English

(c) 2001

Tesco PLC 9 February 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

The Company announces that, on 7th February 2001, 9,894 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 9,894 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END 'RDSTLMBTMMIMBFB.

Document rns0000020010714dx2900i8q

Tesco PLC Director Shareholding.

139 words
7 February 2001
16:17
Regulatory News Service
English
(c) 2001

Tesco PLC 7 February 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

The Company announces that, on 6th February 2001, 2,204,619 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 2,204,619 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSTRMFTMMBMBIB.

Document rns0000020010714dx2700g4c

Tesco PLC Director Shareholding.

88 words

7 February 2001

16:15

Regulatory News Service

English

(c) 2001

Tesco PLC 7 February 2001

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

The Company was informed that the following Director has today exercised options over Ordinary shares of 5p each in the Company under the Tesco Executive Share Option Scheme and sold a total of 216,819 shares at a price of

260.25p:

Director	No. of Shares	Option Price
D T Potts	97,581	98.33p
	119,238	151.66p

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSTRMFTMMBMBTB.

Document rns0000020010714dx2700g48

Tesco PLC Director Shareholding.

139 words

6 February 2001

10:06

Regulatory News Service

English

(c) 2001

Tesco PLC 6 February 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

The Company announces that, on 5th February 2001, 37,603,386 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 37,603,386 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSTFMLTMMAMMPB.

Document rns0000020010714dx2600ggu

Tesco PLC Director Shareholding.

91 words

2 February 2001

16:55

Regulatory News Service

English

Tesco PLC 2 February 2001

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

The Company was informed on 1 February 2001 that the following Directors have exercised options over Ordinary shares of 5p each in the Company under the Tesco Savings-Related Share Option Scheme (1981) at an option price of 83.33p

per share:

Director	No. of Shares
D T Potts	20,700
T J R Mason	2,484
P A Clarke	4,140

Enquiries: J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSTTMFTMMIMBRB.

Document rns0000020010714dx2200dmn

Tesco PLC Director Shareholding.

79 words

30 January 2001

15:03

Regulatory News Service

English

Tesco PLC 30 January 2001

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

The Company was informed that the following Director has today exercised options over Ordinary shares of 5p each in the Company under the Tesco

Executive Share Option Scheme:

Director	No. of Shares	Option Price
Mr R.S. Ager	51,153	61.66p
	75,714	59.66p
	106,833	66.00p

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END 'RDSBMMITMMAJBLB.

Document rns0000020010714dx1u00dbz

Tesco PLC Director Shareholding.

137 words
30 January 2001
15:00
Regulatory News Service
English
(c) 2001

Tesco PLC 30 January 2001

Tesco PLC ("the Company")

DIRECTORS SHAREHOLDING

Tesco PLC has been notified that the Tesco Employees Trust purchased Ordinary

Shares of 5 pence each in the Company as shown below:

Date	Price (pence)	No. of Shares
30 January 2001	246.65	4,000,000

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive Director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are:

R.S. Ager, P.A. Clarke, J. Gildersleeve, A. Higginson, T.P. Leahy, T.J.R. Mason, D.E. Reid, D.T. Potts

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSBMMITMMAJBRB.

Document rns0000020010714dx1u00dbg

Tesco PLC Director Shareholding.

135 words

29 January 2001

15:34

Regulatory News Service

English

Tesco PLC 29 January 2001

Notification of Interest of Directors and Connected Persons

The Company announces that, on 29 January 2001, 33,635 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 33,635 Ordinary Shares of 5p each in the Company.

Enquiries: J A Bailey Esq

```
Deputy Secretary
Tesco PLC
Tel: (01992) 632222
```

END

'RDSBLMITMMATBMB.

Document rns0000020010714dx1t00cgq

Tesco PLC Director Shareholding.

137 words

23 January 2001

10:19

Regulatory News Service

English

(c) 2001

Tesco PLC 23 January 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

The Company announces that, on 22 January 2001, 48,471 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 48,471 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSBJMMTMMBTBFB.

Document rns0000020010714dx1n00umo

Tesco PLC Director Shareholding.

136 words
19 January 2001
16:41
Regulatory News Service
English
(c) 2001

Tesco PLC 19 January 2001

Tesco PLC 19 January 2001

Tesco PLC has been notified that the Tesco Employees Trust purchased Ordinary

Shares of 5 pence each in the company as shown below:

Date	Price (Pence)	No. of Shares
18 January 2001	245.5	1,000,000

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are:

R. S. Ager P. A Clarke J. Gildersleeve A. Higginson T. P. Leahy T. J. R. Mason D. E. Reid

D. T. Potts

Enquiries: J. A. Bailey Esq.

Deputy Secretary
Tesco PLC
Tel: 01992 632222

END 'RDSBLMFTMMTBBAB.

Document rns0000020010714dx1j00uob

Tesco PLC Director Shareholding.

134 words

18 January 2001

11:42

Regulatory News Service

English

(c) 2001

Tesco PLC 18 January 2001

17 January 2001

Tesco PLC has been notified that the Tesco Employees Trust purchased Ordinary Shares of 5 pence each in

the company as shown below:

Date	Price (Pence)	No. of Shares
15 January 2001	263.99	2,000,000

The Trust is a discretionary trust for the benefit of employees and executive

directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are:

R. S. Ager P. A Clarke J. Gildersleeve A. Higginson T. P. Leahy T. J. R. Mason D. E. Reid

D. T. Potts

Enquiries: J. A. Bailey Esq.
Deputy Secretary
Tesco PLC
Tel: 01992 632222

END 'RDSBPMBTMMJBBJB.

Document rns0000020010714dx1i00tky

Tesco PLC Director Shareholding.

139 words

17 January 2001

11:50

Regulatory News Service

English

Tesco PLC 17 January 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

The Company was notified today that, on 16 January 2001, 50,610 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 50,610 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq Deputy Secretary Tesco PLC Tel:-(01992) 632222

END

'RDSBRMBTMMIBBRB.

Document rns0000020010714dx1h00i81

Tesco PLC Director Shareholding.

59 words
16 January 2001
10:19
Regulatory News Service
English
(c) 2001

Tesco PLC 16 January 2001

TESCO PLC

DIRECTORS' SHAREHOLDINGS

The Company was informed that the following Director yesterday sold Ordinary

shares of 5p each in the Company at a price of 260p.

Director	No of Shares
D E Reid	40,000

Enquiries:

J A Bailey Esq

Deputy Secretary Tesco PLC Tel: 01992 632222

END

'RDSBFMMTMMBBBAB.

Document rns0000020010714dx1g00f1j

Tesco PLC Trading Statement.

364 words

15 January 2001

11:28

Regulatory News Service

English

(c) 2001

Tesco PLC 15 January 2001

15 January 2001

TESCO PLC

CHRISTMAS & NEW YEAR TRADING STATEMENT

GROUP SALES GROW BY 15.4%

GROUP SALES GROWTH CONTINUING TO ACCELERATE

Group sales for the seven weeks ending 6 January 2001 increased by 15.4%. This growth was driven by excellent performances from all four elements of our strategy: a strong core UK, increasing non-food sales, rapidly developing international stores and our expansion into retailing services.

OUTSTANDING UK GROWTH - UP 10.5%

Total UK sales for this seven weeks, covering Christmas and the New Year, were up 10.5%. Compared to last year this period included one extra day's trading over the New Year. Like-for-like sales were up 6.9% driven by excellent sales volumes of 7.3%. This performance reflects our determination to deliver the best offer for customers as we continue to cut prices. Overall deflation was -0.4%. We expect to see further investment in price cuts for customers in the coming months.

STRONG INTERNATIONAL PERFORMANCE

In 2000 we opened 32 stores internationally adding over 3m sq. ft. of new trading space. This represents an increase in International trading space of over 45% on the previous year. International sales were up 50% over the Christmas and New Year period as a result of our existing stores maturing and our new store openings.

RECORD NON FOOD PERFORMANCE

Our strategy of offering excellent value in non-food to customers was a resounding success this Christmas. We saw record sales in all areas including 14,000 DVD players and 8,000 widescreen televisions.

TESCO.COM SALES QUADRUPLE

The roll-out of Tesco.com to cover 90% of the UK population helped drive the performance over Christmas with sales up 400% on last year. To meet this demand Tesco.com recruited 400 new staff, allocated 10,000 additional delivery slots and delivered 30m products.

The next trading update will be at our Final Results presentation scheduled for 10 April 2001.

- ends -

Enquiries:-

Steve Butler - Tesco Investor Relations Tel:- 01992 644 800
David Sawday - Tesco Press Office Tel:- 01992 644 739
Angus Maitland - Maitland Consultancy Tel:- 0207 379 5151

END

'TSTBBGDBUDBGGBU.

Document rns0000020010714dx1f00t8x

Tesco PLC Director Shareholding.

139 words

9 January 2001

13:58

Regulatory News Service

English

Tesco PLC 9 January 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

The Company was notified today that, on 5 January 2001, 50,334 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P

Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 50,334 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel:-(01992) 632222

END

'RDSBLMJTMMAMBJB.

Document rns0000020010714dx1901ie9

Tesco PLC Director Shareholding.

139 words
3 January 2001
14:49
Regulatory News Service
English

Tesco PLC 3 January 2001

TESCO PLC

Notification of Interest of Directors and Connected Persons

The Company was notified today that, on 22 December 2000, 101,571 Ordinary Shares of 5p each in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981). As a result of the transfer, R S Ager, J Gardiner, J Gildersleeve, A Higginson, T P Leahy, T J R Mason, D E Reid, P A Clarke, D T Potts who are beneficiaries of the trust, ceased to have an interest in the 101,571 Ordinary Shares of 5p each in the Company.

Enquiries:

J A Bailey Esq

Deputy Secretary

Tesco PLC

Tel:-(01992) 632222

END

'RDSBJMITMMIMBRB.

Document rns00000200107 14dx1301gky

